    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1998.

                                                      REGISTRATION NO. 333-56799
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 5

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                          CLARK/BARDES HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          6311                         52-2103926
(State or other jurisdiction of  (Primary standard industrial          (I.R.S. Employer
Incorporation or organization)    classification code number)         Identification No.)

                             ---------------------

                          2121 SAN JACINTO, SUITE 2200
                            DALLAS, TEXAS 75201-7906
                           TELEPHONE: (214) 871-8717
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  W.T. WAMBERG
                             CHAIRMAN OF THE BOARD
                          2121 SAN JACINTO, SUITE 2200
                            DALLAS, TEXAS 75201-7906
                           TELEPHONE: (214) 871-8717
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   Copies to:

             TERRY M. SCHPOK, P.C.                            PHYLLIS G. KORFF, ESQ.
   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.                SUSAN J. SUTHERLAND, ESQ.
        1700 PACIFIC AVENUE, SUITE 4100              SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
            DALLAS, TEXAS 75201-4675                             919 THIRD AVENUE
                 (214) 969-2800                           NEW YORK, NEW YORK 10022-3897
                                                                  (212) 735-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                             -------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                           ---------------------

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS        SUBJECT TO COMPLETION, DATED AUGUST 19, 1998

                                4,000,000 SHARES

                               CLARK BARDES LOGO
                                  COMMON STOCK
                         ------------------------------
    All of the 4,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby (the "Offering") will be sold by Clark/Bardes Holdings, Inc. ("CBH"). Prior to the Offering, there has been no public market for CBH's Common Stock. It is currently anticipated that the initial public offering price will be between $9.00 and $10.00 per share (the "Range"). For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting."

    At CBH's request, the Underwriters have reserved up to 600,000 shares of Common Stock for sale to the directors, officers, employees and designees of CBH and its wholly owned subsidiary and have agreed to permit them to buy such shares at the initial price to public. The number of shares of Common Stock available for sale by CBH to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public at the initial price to public.


    Each of General American Life Insurance Company and Phoenix Home Life Mutual Insurance Company has expressed an interest in purchasing up to $5.0 million of the shares of Common Stock in the Offering, at the initial price to public. See "Business -- Programs and Products."



    The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "CLKB."


    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                  UNDERWRITING
                                         PRICE TO PUBLIC           DISCOUNT(1)         PROCEEDS TO CBH(2)
------------------------------------------------------------------------------------------------------------
Per Share...........................            $                       $                       $
------------------------------------------------------------------------------------------------------------
Total(3)............................            $                       $                       $
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) CBH has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by CBH estimated at $1,500,000.
(3) W.T. Wamberg, CBH's chairman (the "Selling Stockholder"), has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the option is exercised in full, the total
    Price to Public will be $         and the total Underwriting Discount will
    be $         . CBH will not receive any of the proceeds from the sale of shares by Mr. Wamberg. See "Principal and Selling Stockholders" and "Underwriting."
                         ------------------------------

    The shares of Common Stock are offered subject to prior sale, when, as and if delivered to, and accepted by, the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject orders in whole or in part. It is expected that delivery
of the shares of Common Stock will be made on or about           , 1998, at the
offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167. BEAR, STEARNS & CO. INC.
                           PIPER JAFFRAY INC.
                                                 CONNING & COMPANY

               THE DATE OF THIS PROSPECTUS IS             , 1998.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained herein and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Prospectus. Clark/Bardes Holdings, Inc., a Delaware corporation ("CBH"), and Clark/Bardes, Inc., a Delaware corporation and a wholly owned subsidiary of CBH ("Clark/ Bardes"), were formed in June 1998 in contemplation of the Offering and to effect the Merger (as defined below). As a result of the Merger, Clark/Bardes became the successor corporation to Clark/Bardes, Inc., a Texas corporation (the "Predecessor Company"). Unless the context otherwise requires, all references in this Prospectus to the "Company" mean CBH together with its wholly owned subsidiary Clark/Bardes and the predecessor of Clark/Bardes, and all dates, periods or events prior to the Merger refer to the Predecessor Company. Unless otherwise indicated, this Prospectus and all pro forma financial and statistical information set forth herein assumes the consummation of the Reorganization (as defined below) and no exercise of the Underwriters' over-allotment option. For the convenience of the reader, certain terms have been defined in the Glossary contained elsewhere in this Prospectus, and any defined terms used herein and not otherwise defined shall have the meanings given in the Glossary.

                                  THE COMPANY

GENERAL

     Since the inception of the Predecessor Company in 1967, Clark/Bardes, the wholly owned operating subsidiary of CBH, has designed, marketed and administered insurance-financed employee benefit programs to large corporations and community, regional and money center banks. The Company's clients use these sophisticated programs primarily to offset the costs of employee benefit liabilities and to supplement and secure benefits for key executives. The Company's revenue is earned primarily from (i) commissions paid to Clark/Bardes by the insurance companies that underwrite the policies underlying the Company's programs and (ii) fees paid by clients in connection with initial program design and the ongoing administrative services provided by the Company. Such commissions and fees are usually long-term and recurring and are typically paid annually and extend over a period of ten years or more after a sale.

     The Company has experienced rapid growth since December 31, 1995. Effective September 1, 1997, the Predecessor Company acquired substantially all the assets and the business of Bank Compensation Strategies, Inc. ("BCS"), a Minnesota based company that designed, marketed and administered insurance-financed employee benefit programs and related compensation, salary and benefit plans for community and regional banks. Through sales generated by a group of specialized independent producers and the integration of the assets acquired from BCS, the Company had a customer base of over 1,100 clients as of June 30, 1998. Additionally, the inforce insurance coverage underlying the Company's programs has increased from approximately $26.2 billion as of December 31, 1995 to approximately $46.7 billion as of December 31, 1997 ($43.9 billion excluding
BCS), representing a compound annual growth rate of 33.9% (29.4% excluding BCS). Income from operations has grown from $2.2 million for the year ended December 31, 1995 to $5.2 million ($4.3 million excluding BCS) for the year ended December 31, 1997, representing a compound annual growth rate of 53.5% (39.5% excluding BCS).

     Management believes additional growth opportunities exist and that Clark/Bardes' industry reputation, comprehensive in-house expertise, sophisticated administrative systems, quality producers and strong relationships with insurance companies provide the Company with distinct competitive advantages. The Company intends to increase its market share by combining these strengths with its core competencies of (i) designing proprietary programs customized to meet clients' needs, (ii) providing outstanding client service, and (iii) responding quickly to develop new products and services brought about by regulatory and legislative changes. In addition, management believes that Clark/Bardes can be a leader in the consolidation of the highly fragmented insurance-financed employee benefit industry by offering liquidity, proprietary benefit and program designs, and administrative support to the owners of smaller firms. Finally, management intends to leverage the Company's core competencies by entering into related markets such as compensation consulting and outsourcing of benefit plan administration services. Additional costs for acquisition activity, which include both financial expenditures and a reallocation of human resources, will require substantial cash, and will be financed through cash from operations as well as future debt and equity offerings by the Company.

     The Company has developed the high quality administrative capabilities necessary to service the executive benefit and insurance programs marketed by the Company. At June 30, 1998, the Company administered approximately 187,000 benefit and insurance records for over 1,100 clients. At such date, the insurance policies underlying the Company's employee benefit programs represented a total of $48.5 billion of inforce insurance coverage. Management believes that its strong relationship with insurance companies is due to the Company's history of placing high quality, high persistency policies.

     As of July 24, 1998, the Company was represented by 36 producers in 32 independently operated sales offices located in 28 cities throughout the United States. These producers and the Company's management are expected to own an aggregate of at least 47.7% of the outstanding Common Stock after giving effect to the Offering. See "Principal and Selling Stockholders."

INDUSTRY

     Beginning in the early 1980s, corporations and banks began using life insurance to offset the costs of employee benefit liabilities with greater frequency than in the past. Since that time, several large insurers, including CIGNA, General American, Great-West, Life Investors and Nationwide, have committed significant resources to develop business-owned life insurance products for use in the insurance-financed employee benefit industry.

     The use of insurance to offset the costs of employee benefit liabilities historically has been affected by legislative change, both positive and negative. In the past, legislation has reduced the usefulness of traditional pension plans for highly-paid executives which, in turn, has increased the attractiveness of insurance-financed non-qualified benefit plans. On the other hand, legislation has limited interest deductibility on policy loans and restricted the use of business-owned life insurance to employees, officers, directors and 20-percent owners. The insurance-financed employee benefit industry will continue to be affected significantly by legislative change. Consequently, the Company believes that the ability to respond quickly to legislative initiatives is a competitive advantage which can be used to increase market share.

     The insurance-financed employee benefit industry is highly fragmented. Management believes that many once dominant producers and producer groups have not kept pace with the numerous changes affecting the industry, and are currently faced with a decreasing market share and the inability to provide adequate administrative support to existing clients. The Company believes that those producers and producer groups who have not made the necessary and substantial investment in administrative systems and personnel will continue to experience difficulties in satisfying their clients' growing needs and demands and in meeting complex regulatory requirements. Finally, the Company also believes that the ever-changing legislative and economic environments require product development systems and personnel that are more sophisticated and cost intensive than most producers and producer groups are able to justify economically. Given the highly fragmented nature of the industry, management expects significant consolidation to occur in the future.

STRATEGY

     The Company's goal is to enhance its role as a provider of innovative benefit and insurance solutions to corporations and banks throughout the United States. To accomplish this goal, the Company intends to focus on the following:

     - Leverage Market Reputation. The Company plans to leverage its reputation as an industry leader to expand current operations and to enter into related businesses.

     - Design Innovative Programs. The Company intends to use its expertise in program development to create and market innovative, customized programs in order to facilitate the Company's penetration of new markets and to satisfy the financial needs of its clients in a changing regulatory and economic environment.

     - Diversify Business. The Company plans to identify and enter into related businesses in which its core competencies can be profitably employed. Examples of related businesses include compensation consulting, outsourcing of benefit plan administrative services and marketing to the non-profit sector.

     - Enhance Administrative Capabilities. The Company intends to continue distinguishing itself from its competitors by enhancing its administrative capabilities, providing high quality administrative services and improving operating margins.

     - Pursue Consolidating Acquisitions. The Company intends to take advantage of the expected consolidation in the insurance-financed employee benefit market and implement the Company's design, distribution and service model on a wide-scale basis so as to increase market share, acquire producer and management talent, enter into new markets and improve operating margins through integration efficiencies.

     Subsequent to the completion of the Offering, the Company intends to consider the adoption of a combination of plans to encourage ownership of Common Stock among its employees, producers and directors so as to further align their interests with those of CBH's stockholders. Examples of such plans include a commission reinvestment plan for producers, providing the opportunity for employees to purchase Common Stock through the Company's 401(k) plan and compensating the non-employee members of the Board of Directors with Common Stock.

     The principal executive office of the Company is located at 2121 San Jacinto Street, Suite 2200, Dallas, Texas 75201-7906, and its telephone number is (214) 871-8717.

                                  THE OFFERING

Common Stock offered by CBH.........     4,000,000 Shares

Common Stock to be outstanding after
the Offering........................     8,059,677 Shares

Use of Proceeds.....................     For the payment of certain indebtedness
                                         of the Company, extinguishment of
                                         warrants, consummation of a pending
                                         acquisition, purchase of renewal
                                         revenues from Mr. Wamberg and The
                                         Wamberg Organization and general
                                         corporate purposes, including working
                                         capital. See "Use of Proceeds," "The
                                         Reorganization," "Pending Acquisition"
                                         and "Certain Relationships and Related
                                         Transactions."


Nasdaq National Market Symbol.......     CLKB


                           FORWARD-LOOKING STATEMENTS

     All statements other than statements of historical fact included in this Prospectus, including without limitation statements under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as those disclosed under "Risk Factors," including but not limited to difficulties associated with changes in tax legislation, dependence on key producers, the Company's dependence on persistency of existing business, credit risk related to renewal revenue, acquisition risks, competitive factors and pricing pressures, dependence on certain insurance companies, changes in legal and regulatory requirements and general economic conditions. Such statements reflect the current views of the Company's management with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth summary historical financial information and summary pro forma financial information of the Predecessor Company for the periods ended and as of the dates indicated. The summary historical financial information of the Predecessor Company set forth below as of and for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997 was derived from the audited financial statements of the Predecessor Company. The summary historical financial information of the Predecessor Company set forth below as of and for the six month periods ended June 30, 1997 and 1998 was derived from the Predecessor Company's unaudited financial statements which, in the opinion of management, reflect all normal recurring adjustments necessary for the fair presentation of such financial statements. The results of operations for the six month period ended June 30, 1998 are not necessarily indicative of the Predecessor Company's results of operations to be expected for the full year.

     The summary unaudited pro forma financial information of the Predecessor Company set forth below for the year ended December 31, 1997 and the six month period ended June 30, 1997 gives effect to the Reorganization and the acquisition by the Predecessor Company of the business and substantially all the assets of BCS as if such transactions had occurred as of the beginning of the periods presented. The summary unaudited pro forma financial information of the Predecessor Company set forth below for the six month period ended June 30, 1998 gives effect to the Reorganization as if such transactions had occurred as of the beginning of the period presented. The unaudited pro forma income tax expense, net income and earnings per share information of the Predecessor Company set forth below for the year ended December 31, 1997 and the six month period ended June 30, 1998 gives effect to the incurrence of income taxes as if the Predecessor Company had been taxed as a C corporation as of the beginning of the periods presented. The summary unaudited pro forma financial information of the Predecessor Company set forth below does not purport to represent what the Predecessor Company's results of operations would have been if the BCS acquisition had actually occurred as of such dates or what such results will be for any future periods.

     The following historical and pro forma information of the Predecessor Company should be read in conjunction with information included elsewhere herein, including the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                   YEARS ENDED DECEMBER 31,
                                     -------------------------------------------------------------------------------------
                                        1993        1994(1)         1995           1996          1997(2)          1997
                                       ACTUAL        ACTUAL        ACTUAL         ACTUAL         ACTUAL        PRO FORMA
                                     ----------    ----------    -----------    -----------    -----------    ------------
STATEMENT OF INCOME INFORMATION:
 Total revenue.....................          --(3)         --(3) $26,972,732    $33,243,155    $49,455,419    $ 62,264,393
 Commission and fee expense........          --(3)         --(3)  16,890,862     21,049,704     32,439,092      41,171,626
                                     ----------    ----------    -----------    -----------    -----------    ------------
   Net revenue.....................  $7,913,173    $7,343,507     10,081,870     12,193,451     17,016,327      21,092,767
 General and administrative
   expense.........................   6,919,933     7,236,896      7,868,997      8,554,420     11,506,335      14,024,448
 Amortization of intangibles.......          --            --             --             --        294,630         883,890
 Non-recurring operating
   expenses........................          --            --             --             --             --         942,157(5)
                                     ----------    ----------    -----------    -----------    -----------    ------------
   Income (loss) from operations...     993,240       106,611      2,212,873      3,639,031      5,215,362       5,242,272
 Interest and dividend income......     142,777       171,454        200,577        121,814        188,597         216,600
 Interest expense..................     (49,367)      (29,396)        (6,903)            --     (1,111,995)     (1,636,620)
 Miscellaneous income (expense)....      (1,169)     (100,498)       (86,292)       (25,416)         1,925           1,925
                                     ----------    ----------    -----------    -----------    -----------    ------------
   Total other income (expense)....      92,241        41,560        107,382         96,398       (921,473)     (1,418,095)
                                     ----------    ----------    -----------    -----------    -----------    ------------
 Income (loss) before taxes........   1,085,481       148,171      2,320,255      3,735,429      4,293,889       3,824,177
 Income taxes (benefit)(7).........      70,517         9,842        102,459        181,444         60,000       1,514,000(8)
                                     ----------    ----------    -----------    -----------    -----------    ------------
      Net income (loss)............  $1,014,964    $  138,329    $ 2,217,796    $ 3,553,985    $ 4,233,889    $  2,310,177
                                     ==========    ==========    ===========    ===========    ===========    ============
 Pro forma income tax expense(8)...          --            --             --             --    $ 1,700,000              --
                                                                                               ===========
 Pro forma net income (loss)(8)....          --            --             --             --    $ 2,593,889              --
                                                                                               ===========
PER SHARE INFORMATION:
 Basic earnings (loss) per share...  $      .17    $      .02    $       .39    $       .75    $      1.03    $        .46(9)
 Diluted earnings (loss) per
   share...........................         .17           .02            .39            .75            .99             .46(9)
 Dividends per share...............          --           .02            .29            .36           1.32             .52
 Pro forma basic earnings (loss)
   per share(8)....................          --            --             --             --            .63              --
 Pro forma diluted earnings (loss)
   per share(8)....................          --            --             --             --            .61              --

                                                    SIX MONTHS ENDED JUNE 30,
                                     --------------------------------------------------------
                                        1997           1997           1998           1998
                                       ACTUAL        PRO FORMA       ACTUAL        PRO FORMA
                                     -----------    -----------    -----------    -----------
STATEMENT OF INCOME INFORMATION:
 Total revenue.....................  $11,283,184    $20,633,005    $28,984,959    $28,984,959
 Commission and fee expense........    7,273,519    13,908,713      18,203,681     18,203,681
                                     -----------    -----------    -----------    -----------
   Net revenue.....................    4,009,665     6,724,292      10,781,278     10,781,278
 General and administrative
   expense.........................    4,615,101     6,614,571       8,399,696(4)   8,399,696
 Amortization of intangibles.......           --       441,945         441,945        441,945
 Non-recurring operating
   expenses........................           --            --       5,300,000(6)   5,300,000(6)
                                     -----------    -----------    -----------    -----------
   Income (loss) from operations...     (605,436)     (332,224)     (3,360,363)    (3,360,363)
 Interest and dividend income......       68,117       108,917         167,624        167,624
 Interest expense..................           --      (638,250)     (1,803,750)    (1,302,104)
 Miscellaneous income (expense)....          146           146            (141)          (141)
                                     -----------    -----------    -----------    -----------
   Total other income (expense)....       68,263      (529,187)     (1,636,267)    (1,134,621)
                                     -----------    -----------    -----------    -----------
 Income (loss) before taxes........     (537,173)     (861,411)     (4,996,630)    (4,494,984)
 Income taxes (benefit)(7).........           --      (340,000)(8)      14,000        319,000(8)
                                     -----------    -----------    -----------    -----------
      Net income (loss)............  $  (537,173)   $ (521,411)    $(5,010,630)   $(4,813,984)
                                     ===========    ===========    ===========    ===========
 Pro forma income tax expense(8)...           --            --     $   120,000             --
                                                                   ===========
 Pro forma net income (loss)(8)....           --            --     $(5,116,630)            --
                                                                   ===========
PER SHARE INFORMATION:
 Basic earnings (loss) per share...  $      (.12)   $     (.10)(9) $     (1.56)   $     (1.16)(9)
 Diluted earnings (loss) per
   share...........................         (.12)         (.10)(9)       (1.56)   $     (1.16)(9)
 Dividends per share...............           --            --              --             --
 Pro forma basic earnings (loss)
   per share(8)....................           --            --           (1.59)            --
 Pro forma diluted earnings (loss)
   per share(8)....................           --            --           (1.59)            --


                                                           YEARS ENDED DECEMBER 31,
                                     ---------------------------------------------------------------------
                                        1993        1994(1)         1995           1996           1997
                                       ACTUAL        ACTUAL        ACTUAL         ACTUAL         ACTUAL
                                     ----------    ----------    -----------    -----------    -----------
BALANCE SHEET INFORMATION:
 Cash and cash equivalents.........  $2,242,595    $3,022,964    $ 3,968,307    $ 4,881,584    $ 3,782,941
 Total assets......................  10,294,798     7,152,186      9,886,651      8,525,454     36,901,890
 Current portion of long-term
   debt............................          --            --             --             --      4,325,000
 Long-term debt, excluding current
   portion.........................          --            --             --             --     32,838,143
 Total liabilities.................   4,222,603     1,991,611      4,099,197      4,714,055     42,581,510
 Warrants obligation...............          --            --             --             --             --
 Stockholders' equity (deficit)....   6,072,195     5,160,575      5,787,454      3,811,399     (5,679,620)(10)

                                          SIX MONTHS ENDED
                                              JUNE 30,
                                     ---------------------------
                                        1997            1998
                                       ACTUAL          ACTUAL
                                     -----------    ------------
BALANCE SHEET INFORMATION:
 Cash and cash equivalents.........  $ 2,002,037    $  6,305,094
 Total assets......................    4,806,135      35,559,778
 Current portion of long-term
   debt............................           --       4,325,000
 Long-term debt, excluding current
   portion.........................           --      31,388,143
 Total liabilities.................    1,409,316      40,646,653
 Warrants obligation...............           --       5,300,000(6)
 Stockholders' equity (deficit)....    3,396,819     (10,386,875)(10)


---------------

 (1) The results of operations in 1994 reflect estimated lost renewal commissions and fees of approximately $1 million due to the cessation of operations and subsequent rehabilitation of Confederation Life Insurance Company.
 (2) Includes the results of operations attributable to the assets acquired from BCS for the period beginning September 1, 1997 (the effective date of the BCS acquisition) and ended December 31, 1997, and reflects the consummation of such acquisition.
 (3) For the period presented, the Predecessor Company reported net revenue only. Therefore, total revenue and commission and fee expense amounts are not available.
 (4) During the six months ended June 30, 1998, the Company recognized $525,000 of compensation expense related to the restructuring of the stock grant to Melvin G. Todd, the President and Chief Executive Officer of each of CBH and Clark/Bardes, and $200,000 of compensation expense for consulting services related to the start-up health care business. See "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- Entry into New Business."

 (5) Consists of BCS non-recurring operating expenses incurred as a result of the sale of the assets of BCS. These consist of a Phantom Stock Agreement cancellation expense of $381,782, employee change of control bonuses of $411,875 and professional fees of $148,500.


 (6) Amount represents accrual for a non-recurring operating expense related to a market value adjustment for the Company's Warrants with put rights.


 (7) Except as noted, income tax expense reflects the Predecessor Company's liability for state taxes. No provision for federal income taxes has been made because the Predecessor Company elected to be treated as an S corporation for federal income tax purposes prior to the Merger.


 (8) Income tax is stated on a pro forma basis as if the Predecessor Company had been treated as a C corporation and has been computed by applying a blended federal and state income tax rate of 39.6% to taxable income. Pro forma net income (loss) and pro forma earnings (loss) per share have been presented after giving effect to the pro forma income tax adjustment. For purposes of calculating taxable income for the six months ended June 30, 1998, the $5.3 million accrual for the Company's Warrants with put rights is not deductible for federal and state income tax purposes.


 (9) Pro forma earnings per share was calculated based on the weighted average number of shares outstanding during the period adjusted to give effect to the conversion of the 8.5% Convertible Subordinated Notes due September 2007 and to the number of shares the proceeds of which would be necessary to prepay $1.0 million of the 8.5% Medium Term Notes due September 2001. Pro forma basic and diluted weighted average shares outstanding were 5,044,057 and 5,051,334 respectively, for the year ended December 31, 1997. Both pro forma basic and diluted weighted average shares outstanding were 5,468,969 for the six months ended June 30, 1997. Both pro forma basic and diluted weighted average shares outstanding were 4,146,813 for the six months ended June 30, 1998.


(10) Reflects the decrease in stockholders' equity resulting from repurchases of
     2.6 million shares of common stock by the Predecessor Company for aggregate consideration of approximately $14.0 million and distributions totaling $4.3 million to stockholders in 1997.

                                  RISK FACTORS

     The following factors, which may affect the Company's current position and future prospects, should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

FEDERAL TAX LEGISLATION

     Federal tax laws create certain advantages for the purchase of life insurance products by individuals and corporations, and therefore the life insurance products underlying the benefit programs marketed by the Company are vulnerable to adverse changes in tax legislation. These life insurance products offer certain advantages, including that (i) the cash value of life insurance policies grows on a tax deferred basis until withdrawal and (ii) the death benefits of life insurance policies are received tax-free. In addition, loans can be made from insurance policies (other than modified endowment policies) without the imposition of tax.

     Amendments to the federal tax laws enacted in 1996 and 1997 have reduced the advantages of certain purchases of business-owned life insurance. With limited exceptions, the 1996 amendment eliminated the ability to deduct interest on loans against the cash value of life insurance policies. In 1997, legislation imposed an interest disallowance rule that applied to all business-owned life insurance except for policies placed on employees, officers, directors and 20-percent owners. The effect of the 1997 legislation was to reduce otherwise allowable interest deductions by a ratio of unborrowed cash value to all other assets.

     In February 1998, the Clinton administration proposed eliminating the "employee, officer and director" exception to the interest disallowance rule as a part of its budget proposal. If enacted, such proposal would significantly reduce the attractiveness of business-owned life insurance to companies that traditionally have high debt/equity ratios. Banks, due to the depositor/debtor relationship with their depositors, would in particular be negatively affected by the administration's proposal. To the extent that any tax law amendment is made retroactive, banks and other clients of the Company may lose the economic advantages of maintaining the policies underlying their benefit plans. This could result in significant surrenders of policies from which the Company currently derives commission and fee revenue. Although management believes that the Clinton administration's proposal, which is being considered in the current session of Congress, does not have widespread support in Congress, the Company is unable to predict the extent to which these or other amendments to existing laws will be adopted or the effect that any such amendments will have on the Company's business.

     No assurances can be given that the administration's proposal or other adverse tax proposals will not be enacted in the future or that adverse interpretations of existing laws will not occur in the future. If the Code were to be amended to eliminate or reduce the tax-deferred status of the insurance programs marketed by the Company, or if adverse interpretations of existing laws occur in the future, the market demand for such programs would be materially adversely affected.

DEPENDENCE ON KEY PRODUCERS

     During 1997, approximately 52.3% of the Company's total revenue was derived from the marketing activities of five offices operated by producers of the Company. The largest of these offices, The Wamberg Organization, accounted for approximately 22.8% of the Company's total revenue. The offices operated by Steven Cochlan, Malcolm Briggs, Glenn Blackwood and George Blaha collectively accounted for 29.5% of the Company's total revenue. The producers operating these offices have entered into producer agreements which include non-competition provisions for a period of time after termination of the agreements. The producer agreements are terminable by the Company or the producers with either 90 or 180 days' written notice depending on the individual agreement. From time to time producer relationships have been terminated by the Company or by a producer and there is no assurance that such agreements will not be terminated at any time by the Company or by a producer in the future or that the non-competition provisions will be enforced in litigation. See
"Business -- Distribution."

POTENTIAL LACK OF PERSISTENCY

     Companies purchase business-owned life insurance policies primarily to offset the costs of employee benefit liabilities. These policies usually show high persistency rates, in part because the policies contain early \termination penalties and the tax laws typically provide unfavorable tax consequences to the corporate policyholders if the policies are terminated early. The high persistency rates are also due to the purpose of the underlying life insurance policies which are not typically used to fund benefits for specific individuals, but rather to offset the purchaser's employee benefit costs on an aggregate basis. Therefore, each policy is usually held to maturity (i.e., the death of the individual insured covered by such policy), regardless of whether the insured remains employed by the plan sponsor. High persistency rates are advantageous to the Company since the Company receives a substantial portion of its revenue in the form of renewal commissions and fees. If the business purchaser chooses to let a policy lapse, the Company does not receive any renewal commissions and fees for insurance policy servicing after the policy lapses. Although the Company has historically experienced high persistency rates, there can be no assurance that these high persistency rates will continue in the future. See "Business -- Persistency."

DEPENDENCE ON KEY PERSONNEL

     The Company's performance is substantially dependent on the performance of its executive officers and key employees. The Company is dependent on the ability to retain and motivate high quality personnel, especially its management, producers and program development teams. The loss of the services of any of its key employees, particularly W.T. Wamberg, Chairman of the Board of Directors, Melvin G. Todd, President and Chief Executive Officer, and Richard C. Chapman, Executive Vice President of Clark/Bardes, could have a material adverse effect on the Company's business, financial condition and operating results. There can be no assurance that the Company will be successful in retaining its key personnel. See "Business -- Competition," "-- Employees" and "Management."

CREDIT RISK RELATED TO RENEWAL REVENUE

     The Company designs and markets employee benefit programs typically financed by policies underwritten by insurance companies. The commissions payable to the Company for the sale of the insurance policies underlying the Company's programs are usually long term and recurring in nature, typically paid annually and extending over a period of ten years or more after the sale. Since the Company derives a substantial portion of its total revenue from renewal revenue, any financial difficulties encountered by, or the insolvency of, an insurance company from whom renewal revenue is due could cause the Company to realize less than the full amount of the renewal revenue to which it is entitled. The Company's inability to collect renewal revenue could have a material adverse effect on the Company's business, financial condition and results of operations.

ACQUISITION RISKS

     The Company completed the BCS acquisition in September 1997 and intends to pursue acquisitions of other complementary businesses. The Company is currently negotiating an acquisition of the assets of Schoenke & Associates Corporation and its affiliated companies. There can be no assurance, however, that the Company will be able to consummate or successfully integrate the operations of these or future acquisitions within its own operations. Future acquisitions may require substantial financial expenditures which will need to be financed through cash from operations as well as future debt and equity offerings by the Company. In addition, acquisitions involve significant risks, including: (i) the diversion of management's time and attention to the negotiation of the acquisition and to the assimilation of the businesses acquired, (ii) the need to modify financial and other systems and add management resources, (iii) the potential liabilities of the acquired businesses, (iv) unforeseen difficulties in the acquired operations, and (v) the possible adverse short-term effects on the Company's business, financial condition and results of operations. Additional costs for acquisition activity, which include both financial expenditures and a reallocation of human resources, will require substantial cash, and will be financed through cash from operations as well as future debt and equity offerings by the Company. Furthermore, there can be no assurance that any business acquired in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected. Other than as described elsewhere in this Prospectus, the Company has no other arrangements or understandings with any party with respect to any future acquisition. The Company, however, continues to monitor further potential acquisition opportunities. See "Pending Acquisition" and "Business -- Acquisition Strategy."

ABILITY TO GROW AND EXPAND PRODUCTS AND SERVICES

     The Company's growth strategy relies in part on its ability to increase its share of the insurance-financed employee benefit market. The Company intends to increase its market share by (i) growing its client base in existing product lines through superior sales, marketing, technology and administration, (ii) developing new related products and services and (iii) acquiring competitors and related businesses. There can be no assurance that the Company will have the financial, managerial, administrative, marketing or other resources necessary to achieve these growth and acquisition objectives and to overcome difficulties associated with growth. If the Company were to encounter difficulties in implementing the growth, development or expansion of its products and services, such difficulties could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the success of the Company depends in large part on its ability to attract and retain highly skilled managerial, sales and marketing personnel. The Company also believes it will need to hire additional technical personnel to further enhance and develop its programs and services. Competition for such personnel is intense, and should the Company be unable to hire the necessary personnel, the development and sale of new or enhanced programs and services would likely be delayed or prevented. There can be no assurance that the Company will be able to attract, integrate and retain such highly skilled personnel. See "Business -- Strategy" and "Management."

COMPETITION

     The marketing, design and administration of insurance-financed employee benefit programs is highly competitive. The Company and its producers compete with a large number of insurance agents, life insurance brokers, third party administrators, producer groups and insurance companies, a number of whom have greater financial resources and can offer alternative programs. The Company's direct competitors include Compensation Resource Group, Harris Crouch Long Scott and Miller, Management Compensation Group, Newport Group, TBG Financial and The Todd Organization. Furthermore, competition exists for producers and other marketers of life insurance products who have demonstrated sales ability. National banks, with their existing depositor bases for financial services products, may pose increasing competition in the future to companies who sell life insurance products, including the Company. Recent United States Supreme Court decisions have expanded the authority of national banks to sell life insurance products. See "Business -- Competition."

     Clark/Bardes competes for clients on the basis of reputation, client service, program and product offerings and the ability to tailor insurance products and administrative services to the specific needs of a client. Although certain competitors have access to proprietary programs and products unavailable to the Company and others offer lower prices for administrative services, management believes that the Company is in a superior competitive position in most, if not all, of the meaningful aspects of its business. Management does not consider its direct competitors to be its greatest competitive threat. Rather, management believes that the Company's most serious competitive threat will likely come either from large, diversified financial entities which are willing to expend significant resources to gain market share or from the larger competitors that pursue an acquisition or consolidation strategy similar to that of the Company. See "Business -- Competition."

DEPENDENCE ON INSURANCE COMPANIES

     The Company depends heavily on a small number of insurance companies to underwrite the insurance policies underlying the programs the Company markets. More specifically, the Company currently utilizes approximately 14 life insurance companies to underwrite substantially all of the business-owned life insurance policies underlying the Company's programs of which seven insurance companies, CIGNA, General American, Great-West, Life Investors, Nationwide, Phoenix Home Life and West Coast Life, accounted for approximately 78.9% of the Company's first year commission revenue for the year ended December 31, 1997. There is no assurance that these relationships will continue in the future or that the Company will be able to develop relationships with other insurance companies.

PRIOR SUBCHAPTER S STATUS

     Since 1989, the Predecessor Company elected to be treated for federal income tax purposes as an S corporation under Subchapter S of the Code and as an S corporation for certain state income tax purposes under comparable state tax laws. As a result, the Predecessor Company's historical earnings since 1989 have been taxed directly to the Predecessor Company's stockholders, at their individual federal and state income tax rates, rather than to the Predecessor Company (except for certain state taxes). Further, the Predecessor Company was required to comply with various Code provisions (or comparable state law provisions) regarding restrictions on the issuance of classes of stock, organizational structure, stock ownership and other matters in order to maintain the Predecessor Company's status as an S corporation. In the event that the Predecessor Company failed to comply with any of the applicable Code provisions (or comparable state law provisions) required to maintain S corporation status, the Predecessor Company would have been subject to corporate level tax and, therefore, could be required to incur a tax liability with respect to net income received by the Predecessor Company during any year in which it did not qualify as an S corporation. The Predecessor Company believes that it qualified as an S corporation since its election and, therefore, should not be subject to corporate level income tax (except in certain states) for any period since it filed its election. No assurance can be given that the Internal Revenue Service would not challenge the Predecessor Company's S corporation treatment and that a court would not sustain such challenge. If it were determined that the Predecessor Company did not qualify as an S corporation, the imposition of corporate income taxes on the Predecessor Company could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has obtained from some Existing Stockholders and is currently seeking to obtain from the remaining Existing Stockholders an agreement to indemnify the Company under certain circumstances in the event that the Company is subject to corporate income tax liability for the Predecessor Company's failure to qualify as an S corporation. Such indemnification obligation will be limited to the net tax refund, if any, received by the Existing Stockholders. No assurance can be given that each Existing Stockholder will enter into such an agreement. See "The Reorganization -- Termination of S Corporation Status."

ERRORS AND OMISSIONS

     The Company markets, designs and administers sophisticated financial products. Certain of the Company's employees provide accounting, legal, actuarial and other professional services in connection with marketing, designing and administering these programs. The Company's clients rely upon the services and interpretations rendered by the employees of the Company. To the extent any services or interpretations provided by the Company's employees prove to be inaccurate, the Company may be liable for the damages, and such liability, to the extent not covered by existing insurance, could have a material adverse effect on the Company's business, financial condition and results of operations.

PROTECTION OF PROPRIETARY PROGRAMS AND SERVICES

     The Company regards certain of its programs and services as proprietary. The Company relies primarily on a combination of intellectual property laws, confidentiality agreements and contractual provisions to protect its proprietary rights. Trade secret and copyright laws afford the Company limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the programs or services marketed by the Company or to obtain and use information that the Company regards as proprietary. There can be no assurance that the obligation to maintain the confidentiality of the Company's proprietary information will prevent disclosure of such information or that the proprietary programs marketed by the Company will not be independently developed by the Company's competitors.

GOVERNMENT REGULATION

     The insurance-financed employee benefit market is subject to extensive regulation by state governments. Clark/Bardes operates in all 50 states through licenses held by Clark/Bardes or by its producers. In addition, the Company markets its insurance-financed employee benefit programs in the states of Ohio, Pennsylvania and Texas through entities licensed in those states for which the Company provides almost all services by means of administrative service agreements. In general, state insurance laws establish supervisory agencies with broad administrative and supervisory powers related to such matters as granting and revoking licenses, approving individuals and entities to whom commissions can be paid, licensing insurance agents, transacting business, approving policy forms and regulating premium rates for some lines of business. Licensing laws applicable to insurance marketing activities and the receipt of commissions vary by jurisdiction and are subject to interpretation as to the application of such requirements to specific activities or transactions. While the Company has not encountered regulatory problems in the past, no assurance can be given that the Company would be deemed to be in compliance with all applicable licensing requirements of each jurisdiction in which the Company operates or that additional licenses would not be required of the Company or that the Company or its producers will not encounter regulatory problems in the future, including any potential sanctions or penalties for operating in a jurisdiction without all required licenses. See "Business -- Government Regulation" and "-- Ancillary Business Arrangements."

     While the federal government does not directly regulate the marketing of most insurance products, certain products, such as variable life insurance, must be registered under the federal securities acts and therefore the producers and the entities selling such products must be registered with the NASD. The Company markets such insurance products through an entity registered as a broker-dealer and for which the Company provides almost all services by means of an administration and services agreement. The broker-dealer is owned by W.T. Wamberg (68.2%) and Malcolm Briggs (31.8%). Messrs. Wamberg and Briggs are stockholders of the Company and Mr. Wamberg is Chairman of the Company. While the Company has not encountered regulatory problems in the past, no assurance can be given that the Company or its producers will not encounter regulatory problems in the future. See "Business -- Government Regulation," "--Ancillary Business Relationships" and "Management."

FLUCTUATIONS IN OPERATING RESULTS

     The Company may experience significant fluctuations in its results of operations, in particular when such results are compared on a consecutive quarterly basis. In particular, the Company recognizes a significant increase in both first year and renewal revenue in the fourth quarter due to the seasonality of program implementation. In general, results of operations may fluctuate as a result of a number of factors, including the introduction of new or enhanced programs and services by the Company or its competitors, client acceptance or rejection of new programs and services, program development expenses, timing of significant sales, demand for the Company's administrative services, competitive, legislative and regulatory conditions in the insurance-financed employee benefit industry and general economic conditions. Many of these factors are beyond the Company's control.

     The sales cycles for the Company's programs and services are lengthy (generally between twelve to eighteen months), with first year revenue being derived from a small number of large cases and subject to a number of factors beyond the Company's control. For these and other reasons, the revenue of the Company is difficult to forecast, and the Company believes that comparing its consecutive quarterly results of operations is not necessarily meaningful or indicative of the results that the Company may achieve for any subsequent period. Thus, past operating results should not be considered a reliable indicator of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETING PROGRAMS AND PRODUCTS

     The Company's commission income and persistency rates are affected by certain general economic conditions and market factors such as changes in interest rates and stock prices. Interest rate fluctuations may have a significant effect on the sale and profitability of certain insurance-financed employee benefit programs marketed by the Company. For example, if interest rates rise, competing products may become more attractive to potential purchasers of the programs marketed by the Company. Further, a prolonged decrease in stock prices may have a significant effect on the sale and profitability of the Company's programs that are linked to stock market indices. Thus, economic conditions and other factors may negatively affect the popularity or economic attractiveness of the programs marketed by the Company. There can be no assurance that the Company will be able to compete with alternative products if economic conditions and inflationary increases make the programs marketed by the Company financially unattractive.

RELIANCE ON INFORMATION PROCESSING SYSTEMS

     The Company's ability to provide administrative services depends on its capacity to store, retrieve, process and manage significant databases and expand and upgrade periodically its information processing capabilities. Interruption or loss of the Company's information processing capabilities through loss of stored data, breakdown or malfunctioning of computer equipment and software systems, telecommunications failure, or damage caused by fire, tornadoes, lightning, electrical power outage, or other disruption could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company has disaster recovery procedures in place and insurance to protect against such contingencies, there can be no assurance that such insurance or services will continue to be available at reasonable prices, cover all such losses or compensate the Company for the possible loss of clients occurring during any period that the Company is unable to provide services. See "Business -- Administrative Services" and "-- Technology and Administration."

YEAR 2000 ISSUES

     There is significant uncertainty regarding the potential costs and effects of the Year 2000 problem because computer systems that do not properly recognize date sensitive information when the year changes to 2000 could generate erroneous data or altogether fail. Based on previous and ongoing internal reviews, the Company believes that the computer equipment and software used by the Company will function properly with respect to dates in the Year 2000 and thereafter. However, third parties that have relationships with the Company, including insurance companies and clients, may experience significant Year 2000 issues. These issues may have a serious adverse effect on the operations of such third parties, including a shut-down of operations for a period of time, which may, in turn, have a material adverse effect on the Company's business, financial condition and results of operations. The Company has requested information from third parties addressing any potential Year 2000 issues with such third parties; however, the Company is not able to determine the extent to which such third parties, such as insurance companies and clients, may experience Year 2000 issues. Any Year 2000 compliance problem of either the Company or third parties that have relationships with the Company could have a material adverse effect on the Company's business, results of operation and financial condition.

CONCENTRATION OF STOCK OWNERSHIP

     Upon completion of the Offering, Mr. Wamberg will own approximately 24.1% of the outstanding Common Stock (16.6% if the Underwriters' over-allotment option is exercised in full) assuming the exercise of all rights to acquire shares of Common Stock. As a result, Mr. Wamberg will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of the Company. See "Principal and Selling Stockholders."

RELATIONSHIP WITH MR. WAMBERG; CONFLICTS OF INTEREST

     The Company has a contractual relationship with Mr. Wamberg, the Chairman of the Board of CBH and Clark/Bardes, under a Principal Office Agreement pursuant to which The Wamberg Organization markets, on behalf of the Company, life insurance and administrative and consulting services, and the Company furnishes to The Wamberg Organization marketing materials and concepts, program design ideas, selected life insurance products, specimen plan documents and administrative services. The Wamberg Organization, which is controlled by Mr. Wamberg, accounted for approximately 22.8% of the Company's total revenue in 1997. Pursuant to the terms of the Principal Office Agreement, the Company paid approximately $7.8 million and $3.2 million to The Wamberg Organization in 1997 and for the six months ended June 30, 1998, respectively, for commissions and fees earned. In July 1998, the Predecessor Company, Mr. Wamberg and The Wamberg Organization entered into an agreement which provides for, among other things, a purchase of the renewal revenues due to Mr. Wamberg and The Wamberg Organization in exchange for a cash payment of approximately $7.4 million. In addition, the Company reimbursed Mr. Wamberg up to an aggregate of $100,000 per calendar year for expenses incurred by Mr. Wamberg in his capacity as the Chairman of each of CBH and Clark/Bardes. The interests of the Company, on the one hand, and Mr. Wamberg and The Wamberg Organization, on the other hand, may differ with respect to contractual agreements or other transactions between the Company and Mr. Wamberg and The Wamberg Organization resulting in certain conflicts of interest of Mr. Wamberg. See "Certain Relationships and Related Transactions" and "Management -- Compensation of Directors."

BENEFITS OF THE OFFERING TO THE EXISTING STOCKHOLDERS

     Mr. Wamberg and the other current holders of Common Stock and options to purchase Common Stock will benefit from the Offering in that a public market will be created for their stock in the Company. The 1,938,518 shares of Common Stock that will be owned by Mr. Wamberg after the Offering (1,338,518 shares of Common Stock if the Underwriters' over-allotment option is exercised in full), which were acquired at a cost of approximately $7.2 million (an average per share price of $3.73), will have a value of approximately $17.4 million (approximately $12.0 million if the Underwriters' over-allotment option is exercised in full), assuming a market price equal to an assumed public offering price of $9.00 (the low point of the Range). Mr. Wamberg will also realize a substantial profit on any shares he sells in the Offering as a result of any exercise of the Underwriters' over-allotment option. See "Principal and Selling Stockholders."

ABSENCE OF PRIOR PUBLIC MARKET; DETERMINATION OF INITIAL PUBLIC OFFERING PRICE


     Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active public market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price. If no active public market for the Common Stock develops, the trading price and liquidity of the Common Stock will be materially and adversely affected. The initial public offering price will be determined by negotiations among the Company and the Underwriters and may not be indicative of the trading price for the Common Stock after the Offering.


VOLATILITY OF TRADING PRICE

     The trading price of the Common Stock could fluctuate significantly in response to variations in the Company's operating results, changes in earnings estimates by securities analysts, changes in the Company's business and changes in general market or economic conditions. In addition, in recent years the stock market has experienced significant price and volume fluctuations. Such market fluctuations could have a material adverse effect on the trading price of the Common Stock.

SUBSTANTIAL DILUTION


     Based on an offering price of $9.00 per share (the low point of the Range), purchasers of Common Stock in the Offering will experience immediate and substantial dilution in the net tangible book value of their shares. As of June 30, 1998, each share of Common Stock had a pro forma net tangible book value of ($7.20) after giving effect to the conversion of the 8.5% Convertible Subordinates Notes into 813,559 shares of Common Stock at $5.90 per share. After the Offering, the Stockholder Distribution Amount and the Reorganization, each share of Common Stock will have a pro forma net tangible book value of $(0.07) and the pro forma dilution to purchasers of Common Stock in the Offering will be $9.07 per share. See "Dilution."

POSSIBLE DILUTIVE EFFECT OF ISSUANCE OF ADDITIONAL SHARES

     After the Offering, the Company will have an aggregate of 9,740,323 shares of Common Stock authorized but unissued and not reserved for specific purposes. All of such shares may be issued without any action or approval by the Company's stockholders. Management intends to pursue actively acquisitions of competitors and related businesses and may issue shares of Common Stock in connection with these acquisitions. In addition, 200,000 shares of Common Stock are reserved under the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan"). Further, the Company has reserved 2.0 million shares of Common Stock under the Company's Stock Option Plan, as amended (the "Stock Option Plan"). As of the date of the Offering, the Company has granted options exercisable for 690,853 shares of Common Stock. Any shares issued in connection with future acquisitions, exercise of stock options or otherwise would further dilute the percentage ownership of the Company held by the investors who purchase shares in the Offering. See "Management -- Stock Option Plan," "-- Employee Stock Purchase Plan" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the open market after the Offering, or the perception that such sales could occur, could adversely affect the trading price of the Common Stock. Immediately after the Offering, Mr. Wamberg will hold 1,938,518 shares, representing 24.1% of the outstanding shares of Common Stock (16.6% if the Underwriters' over-allotment option is exercised in full) and other principal stockholders will hold 1,123,702 shares, representing 13.0% of the outstanding shares of Common Stock. See "Principal and Selling Stockholders." A decision by Mr. Wamberg or the other stockholders to sell shares of Common Stock could adversely affect the trading price of the Common Stock. Upon consummation of the Offering, the Company will have 8,059,677 shares of Common Stock outstanding. Of these shares, all shares sold in the Offering (other than shares, if any, purchased by affiliates of the Company) will be freely tradable. Of the remaining 4,059,677 shares, 1,580,513 shares will be freely transferable and 2,479,164 shares will be "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The executive officers, directors and principal stockholders of the Company, including Mr. Wamberg, have agreed that, subject to certain limitations, for a period of 180 days following the date of this Prospectus, they will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or grant any option to purchase or otherwise dispose of Common Stock or any securities convertible into or exchangeable for Common Stock. Two hundred thousand shares of Common Stock are reserved under the Stock Purchase Plan, and
2.0 million shares of Common Stock have been reserved for issuance under the Stock Option Plan, 690,853 of which are issuable upon exercise of options granted at the date of this Prospectus, including options to purchase 229,686 shares exercisable as of the date of this Prospectus or that will become exercisable within 60 days after the date of this Prospectus. The Company plans to register on Form S-8 under the Securities Act the offering and sale of Common Stock issuable under the Stock Option Plan and the Stock Purchase Plan. See "Management -- Stock Option Plan," "-- Employee Stock Purchase Plan" and "Shares Eligible For Future Sale."

ANTI-TAKEOVER CONSIDERATIONS

     Certain provisions of CBH's Certificate of Incorporation (the "Certificate of Incorporation"), CBH's Bylaws (the "Bylaws") and the Delaware General Corporation Law ("DGCL") may have the effect of discouraging unsolicited proposals for the acquisition of CBH. Pursuant to the Certificate of Incorporation, CBH may issue shares of preferred stock in the future without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, any such preferred stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, could have the effect of discouraging a third party's acquisition of a majority of the Common Stock. CBH has no present plans to issue any shares of preferred stock. In addition, CBH has adopted a stockholder rights plan that could further discourage attempts to acquire control of CBH. CBH's Bylaws provide that stockholders are entitled to call a special meeting only by a vote of holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock. In addition, the ability of the stockholders to consent in writing to the taking of any action in lieu of a meeting is denied. Any changes to provisions of the Certificate of Incorporation must be approved by a majority of the Board of Directors and, in certain cases, thereafter must be approved by a vote of holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock. The Bylaws may be amended or repealed by the affirmative vote of a majority of the directors or the affirmative vote of the holders of at least
66 2/3% of the votes eligible to be cast by holders of Common Stock with respect to such amendment or repeal. In addition, the DGCL restricts certain business combinations and provides that directors serving on staggered boards of directors may be removed only for cause unless the certificate of incorporation otherwise provides. Finally, the Bylaws provide that directors can be removed only for cause by a vote of holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock. See "Description of Capital Stock -- Anti-Takeover Considerations" and "-- Preferred Stock."

ABSENCE OF DIVIDENDS

     Following the Offering, CBH intends to retain any future earnings to fund growth and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

                               THE REORGANIZATION

OVERVIEW

     CBH and Clark/Bardes were formed in June 1998 in contemplation of the Offering and in order to effect the Merger. CBH was formed to be a holding company of Clark/Bardes and is not engaged in any business. Clark/Bardes was formed to be the operating company of CBH and is the successor corporation to Clark/ Bardes, Inc., a Texas corporation formed in 1967.

     In connection with the Offering, each of CBH, Clark/Bardes and the Predecessor Company entered into a reorganization agreement (the "Reorganization Agreement") which provides for a two step merger resulting in the Predecessor Company merging with and into Clark/Bardes (the "Merger") with each stockholder of the Predecessor Company (the "Existing Stockholders") receiving one-half of one share of Common Stock for each share of Predecessor Company common stock held by such Existing Stockholder and contemplates a series of transactions, including (i) a restructuring of Clark/Bardes' 10.5% Senior Secured Notes due August 2002 and 11.0% Second Priority Senior Secured Notes due August 2004 (such notes are collectively referred to as the "Restructured Notes"), (ii) the conversion of Clark/Bardes' 8.5% Convertible Subordinated Notes due September 2007 into 813,559 shares of Common Stock, (iii) an extinguishment by Clark/Bardes of warrants representing the right to purchase 1,525,424 shares of Common Stock (such warrants are collectively referred to as the "Warrants"),
(iv) a purchase of renewal revenue due to Mr. Wamberg and The Wamberg Organization, (v) the incorporation of a Texas entity formed for the purpose of marketing certain insurance products within the state of Texas, and (vi) the termination by its terms of the Second Amended and Restated Stockholders' Agreement among the Predecessor Company and each of the Existing Stockholders (the "Stockholders' Agreement") (all the foregoing transactions, including the Merger, are collectively referred to as the "Reorganization"). The Merger, which was consummated effective August 1, 1998, was treated for accounting purposes as a reorganization of entities under common control utilizing historical cost which is similar to pooling of interests. The Merger should qualify as a "reorganization" under Section 368(a) of the Code. Accordingly, the Company should generally recognize no gain for federal income tax purposes pursuant to the Merger. The Company's counsel rendered a tax opinion to that effect. See "Dilution."

THE RESTRUCTURED NOTES

     In connection with the consummation of the Offering, Clark/Bardes will restructure the Restructured Notes. The interest rates on the 10.5% Senior Secured Notes due August 2002 and the 11.0% Second Priority Senior Secured Notes due August 2004 will be reset to rates that were 2.5% and 3.5%, respectively, above the yield on United States Treasury securities maturing two and five years, respectively, from the date on which the interest rates will be reset. The Restructured Notes may be prepaid without penalty and will be secured by a first priority security interest in, among other things, all of Clark/Bardes' renewal commissions other than the renewal commissions from BCS and the Pending Acquisition. Further, the Company will be subject to significant operational restrictions and financial covenants, including a requirement that Clark/Bardes obtain a working capital credit facility no later than March 31, 1999, a prohibition against certain payments, a limitation on the payment of dividends, a limitation on the incurrence of indebtedness and the maintenance of certain financial ratios.

EXTINGUISHMENT OF WARRANTS

     In connection with the consummation of the Offering, Clark/Bardes will extinguish the Warrants in exchange for a payment of $5.4 million by Clark/Bardes to the warrant holders, which amount is based on an assumed public offering price of $9.00 per share (the low point of the Range). In addition, in connection with agreeing to the extinguishment of the Warrants, Clark/Bardes will enter into a five-year production agreement with each of Great West and Nationwide (the "Carriers") that requires Clark/Bardes to market and sell insurance products of each Carrier comprising specified percentages of all insurance products sold by Clark/ Bardes as measured by first year commissions payable with respect to such business. The percentages will range from 10.0% to 25.0% depending upon the type of insurance product and product exclusivity provisions. Each agreement will provide that in the event that Clark/Bardes fails to meet the minimum production requirements, the applicable Carrier will be entitled to offset future commissions otherwise payable to Clark/ Bardes up to a maximum amount of $150,000 per year. As a result of the Company's relationship with the Carriers, including as holders of the Restructured Notes, the amounts of business placed with each Carrier and the production agreements, the amount to be paid by the Company to each Carrier to extinguish the Warrants held by each Carrier is expected to be approximately $1.8 million less than the amount to be paid by the Company to Life Investors to extinguish an equivalent number of Warrants held by Life Investors.

PURCHASE OF RENEWAL REVENUE

     On July 31, 1998, the Predecessor Company, Mr. Wamberg and The Wamberg Organization entered into an agreement which provides for, among other things, a purchase of the renewal revenue due under the Principal Office Agreement with Mr. Wamberg in exchange for a cash payment of approximately $7.4 million. This transaction allows Clark/Bardes to retain additional commission and fee revenue for the ten year period following the consummation of the transaction. The additional revenue equates to approximately 19.0% of the commission and fee revenue, prior to deduction of servicing costs, related to renewal revenue on Mr. Wamberg's and The Wamberg Organization's inforce business as of June 30, 1998. This transaction was approved by approximately 99.0% of the disinterested stockholders of the Predecessor Company at a stockholders' meeting held on July 31, 1998. This transaction will be effective as of January 1, 1999. See "Certain Relationships and Related Transactions."

TERMINATION OF S CORPORATION STATUS

     Since 1989, the Predecessor Company elected to be treated for federal income tax purposes as an S corporation under Subchapter S of the Code and as an S corporation for certain state corporate income tax purposes under certain comparable state laws. As a result, the Predecessor Company's historical earnings since 1989 have been taxed directly to the Predecessor Company's stockholders, at their individual federal and state income tax rates, rather than to the Predecessor Company (except for certain state taxes). Upon the consummation of the Merger, Clark/Bardes became subject to federal and state income taxation as a C corporation. At that time, Clark/Bardes recorded a deferred tax liability on its balance sheet, the amount of which depended upon timing differences between tax and book accounting. If the Predecessor Company's S corporation status had terminated as of December 31, 1997, the amount of the deferred tax liability would have been approximately $1.2 million. See "Capitalization."

     In connection with the termination of the Predecessor Company's S corporation status, the board of directors of the Predecessor Company declared a dividend to the stockholders of record on July 31, 1998 in an amount equal to $3.2 million, or $1.00 per share (the "Stockholder Distribution Amount"). The Company paid the Stockholder Distribution Amount on July 31, 1998.

     In connection with the Merger, CBH and Clark/Bardes have obtained from certain Existing Stockholders and are currently seeking to obtain from the remaining Existing Stockholders a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because Clark/Bardes is subject to corporate income taxation, any reallocation of income and deductions between the period during which the Predecessor Company was treated as an S corporation and the period during which Clark/Bardes is subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to ensure that taxes are borne either by Clark/ Bardes or the Existing Stockholders to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of Clark/Bardes for a year in which the Predecessor Company was treated as an S corporation, each party will indemnify the other against any increase in the indemnified party's income tax liability, including interest and penalties, with respect to such tax year to the extent such increase results in a related decrease in the income tax liability, including interest and penalties, of the indemnifying party (whether with respect to the year of the adjustment or over future years). The Tax Agreement also provides that the Existing Stockholders will indemnify CBH and Clark/Bardes for any income tax liability incurred as a result of a determination that the Predecessor Company did not qualify as an S corporation. Such indemnification obligation will be limited to the net tax refund, if any, received by the Existing Stockholders.

     Clark/Bardes will also indemnify the Existing Stockholders for all taxes imposed upon them as the result of an indemnification payment under the Tax Agreement. Any payment made by Clark/Bardes to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by Clark/Bardes for income tax purposes. No assurance can be given that each Existing Stockholder will enter into the Tax Agreement, in which case neither such Existing Stockholder nor Clark/Bardes shall be subject to the indemnification obligations under the Tax Agreement relating to such Existing Stockholder. None of the parties' obligations under the Tax Agreement are or will be secured, and, therefore, there can be no assurance that Clark/Bardes or the Existing Stockholders will have funds available to make any payments which may become due under the Tax Agreement.

                              PENDING ACQUISITION

     On May 29, 1998, the Predecessor Company entered into a letter of intent with Schoenke & Associates Corporation, Schoenke & Associates Securities Corporation, Schoenke & Associates of Hawaii, L.P. (collectively, the "Schoenke Companies") and Raymond F. Schoenke, Jr., which provides for, among other things, (i) the acquisition by Clark/Bardes of the businesses and substantially all of the assets of the Schoenke Companies, (ii) the execution of a non-competition agreement by each of Mr. Schoenke and the Schoenke Companies, and (iii) the Schoenke Companies' agreement to deal exclusively with Clark/Bardes (such transactions, the "Pending Acquisition"). The purchase price of the Pending Acquisition, which is subject to change based on Clark/Bardes' due diligence review, is $17.0 million, of which $1.5 million was paid as a secured refundable deposit and $15.5 million is payable in cash at the closing of the Pending Acquisition. The consummation of the Pending Acquisition is subject to numerous conditions, including the consummation of the Offering, the approval of Clark/Bardes' board of directors, obtaining all requisite regulatory approvals and the satisfactory completion of Clark/Bardes' due diligence review. The consummation of the Pending Acquisition must occur on or prior to October 1, 1998. The letter of intent expressly allows the Predecessor Company to enter into and consummate the Merger. Management believes that the consummation of the Pending Acquisition is probable. The Pending Acquisition will be accounted for using the purchase method.

                                USE OF PROCEEDS

     The net proceeds to CBH from the sale of 4,000,000 shares of Common Stock offered by CBH will be approximately $32.0 million at an assumed public offering price of $9.00 per share (the low point of the Range), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by CBH. CBH intends to apply the proceeds as follows: (i) approximately $1.0 million in partial payment of Clark/Bardes' 8.5% Medium Term Notes due September 2001; (ii) approximately $5.4 million to extinguish the Warrants; (iii) approximately $15.5 million to consummate the Pending Acquisition; (iv) approximately $7.4 million for the purchase of renewal revenue due to Mr. Wamberg and The Wamberg Organization; and (v) approximately $2.7 million for general corporate purposes, including working capital. See "The Reorganization," "Pending Acquisition" and "Certain Relationships and Related Transactions." Pending such uses, CBH intends to invest the net proceeds of the Offering in short-term, investment grade, interest bearing securities.

     Mr. Wamberg has granted the Underwriters an over-allotment option to purchase 600,000 shares of Common Stock. CBH will not receive any proceeds from the exercise of the over-allotment option. The net proceeds to be received by Mr. Wamberg, if the over-allotment option is exercised in full, will be approximately $5.4 million (assuming the low point of the Range) after deducting underwriting discounts and commissions payable by Mr. Wamberg. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

     Following the Offering, CBH intends to retain any future earnings to fund growth and does not anticipate paying any cash dividends in the foreseeable future. Any future determination as to CBH's dividend policy will be made at the discretion of the Board of Directors and will depend on a number of factors, including restrictions on distributions imposed by the Restructured Notes and the DGCL, future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant. See "Description of Capital Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

                                    DILUTION


     The pro forma net tangible consolidated book value of CBH as of June 30, 1998 was $(29,233,742), or $(7.20) per share. "Pro forma net tangible book value per share" represents the amount of total assets less total liabilities and intangible assets after the 8.5% Convertible Subordinated Notes are converted into 813,559 shares of Common Stock at $5.90 per share divided by the number of shares of Common Stock then outstanding. Without taking into account any other changes in pro forma net tangible book value after June 30, 1998, other than to give pro forma effect to (i) the payment of the Stockholder Distribution Amount,
(ii) the Reorganization and (iii) the receipt by CBH of the estimated net proceeds from the sale of the shares of Common Stock offered hereby at an assumed public offering price of $9.00 per share (the low point of the Range), the pro forma net tangible book value of CBH as of June 30, 1998 would have been $(553,742), or $(0.07) per share. This represents an immediate increase of pro forma net tangible book value of $7.13 per share to the Existing Stockholders and an immediate dilution of $9.07 per share to new investors at the assumed initial public offering price. The following table illustrates this per share dilution:



Assumed initial public offering price.......................          $ 9.00
  Net tangible book value as of June 30, 1998...............  (7.20)
  Decrease due to payment of Stockholder Distribution
     Amount.................................................   (.79)
  Increase due to Reorganization and Offering...............   7.92
                                                              -----
Pro forma net tangible book value after the Offering........           (0.07)
                                                                      ------
Dilution to new investors...................................          $ 9.07
                                                                      ======

     The following table summarizes, on a pro forma basis as of June 30, 1998 after giving effect to the Reorganization and the restructuring of a grant of Common Stock to Mr. Todd (see "Certain Relationships and Related
Transactions -- Restructuring of the Grant of Stock to Melvin Todd"), the difference between the Existing Stockholders and the investors with respect to the number of shares issued by CBH and owned by them, the total consideration received for those shares and the average price paid per share before deduction of the estimated underwriting discounts and commissions and offering expenses payable by CBH:

                                      SHARES OF COMMON             TOTAL
                                       STOCK ACQUIRED          CONSIDERATION        AVERAGE
                                     -------------------   ---------------------   PRICE PER
                                      NUMBER     PERCENT     AMOUNT      PERCENT     SHARE
                                     ---------   -------   -----------   -------   ---------
Existing Stockholders..............  4,059,677     50.4%   $10,163,631     22.0%     $2.50
New Investors......................  4,000,000     49.6     36,000,000     78.0       9.00
                                     ---------    -----    -----------    -----      -----
          Total....................  8,059,677    100.0%   $46,163,631    100.0%     $5.73
                                     =========    =====    ===========    =====      =====

     The computations in the table set forth above assume no exercise of outstanding stock options. On the date of this Prospectus, there were 690,853 shares of Common Stock subject to options previously granted at a weighted average exercise price of $7.71 per share. Any shares issued in connection with acquisitions, exercise of stock options or otherwise would further dilute the percentage ownership of the Company held by the investors who purchase shares in the Offering. See "Management -- Stock Option Plan" and "-- Employee Stock Purchase Plan."

                                 CAPITALIZATION

    The following table sets forth as of June 30, 1998 (i) the capitalization of the Predecessor Company, (ii) the pro forma consolidated capitalization of the Company adjusted to give effect to the payment of the Stockholder Distribution Amount and the Reorganization and (iii) the pro forma consolidated capitalization of the Company further adjusted to give effect to (a) the sale by CBH of 4,000,000 shares of Common Stock pursuant to the Offering at an assumed public offering price of $9.00 per share (the low point of the Range), after deducting the estimated underwriting discount and estimated offering expenses payable by CBH and (b) the application of the estimated net proceeds therefrom.


                                                                     JUNE 30, 1998
                                                   --------------------------------------------------
                                                                     THE COMPANY
                                                                      PRO FORMA
                                                                   ADJUSTED FOR THE
                                                                     STOCKHOLDER
                                                                     DISTRIBUTION         THE COMPANY
                                                   PREDECESSOR      AMOUNT AND THE         PRO FORMA
                                                     COMPANY        REORGANIZATION        AS ADJUSTED
                                                   ------------   ------------------      -----------
Current portion of long-term debt................  $  4,325,000      $ 3,325,000(1)       $ 3,325,000
Long-term debt, excluding current portion:
  8.5% Medium Term Notes due September 2001......     4,275,000        4,275,000            4,275,000
  10.5% Senior Secured Notes due August 2002.....    10,150,000       10,150,000           10,150,000
  11.0% Second Priority Senior Secured Notes due
    August 2004..................................     8,900,000        8,900,000            8,900,000
  8.5% Convertible Subordinated Notes due
    September 2007...............................     4,800,000               --(2)                --
  AAA Distribution Notes due November 2007.......     3,263,143        3,263,143            3,263,143
                                                   ------------      -----------          -----------
Long-term debt, excluding current portion........    31,388,143       26,588,143           26,588,143
Warrants obligation..............................     5,300,000               --                   --
Stockholders' equity:
  Common Stock ($.01 par value, 20,000,000 shares
    authorized, 5,983,248 shares issued and
    outstanding and 9,983,248 shares issued and
    outstanding, as adjusted(3)).................     5,463,631           59,832(4)            99,832(7)
  Paid-in capital................................            --          181,843(5)        32,121,843(7)
  Retained earnings (accumulated deficit)........    (1,921,956)              --(6)                --
  Treasury stock (2,737,130 shares, at cost, and
    1,923,571 shares, at cost, as adjusted)......   (13,928,550)      (9,128,550)(2)       (9,128,550)
                                                   ------------      -----------          -----------
         Total stockholders' equity (deficit)....   (10,386,875)      (8,886,875)          23,093,125
                                                   ------------      -----------          -----------
         Total capitalization....................  $ 30,626,268      $21,026,268          $53,006,268
                                                   ============      ===========          ===========


---------------


(1) Adjusted for the use of proceeds for the prepayment of $1.0 million aggregate principal amount of Clark/Bardes 8.5% Medium Term Notes due September 2001.


(2) The 8.5% Convertible Subordinated Notes due September 2007 may be prepaid at any time at the option of Clark/Bardes. Clark/Bardes intends to provide BCS and Mr. Wamberg, the holders of such notes, with the required notice of prepayment immediately after the consummation of the Offering. Each of BCS and Mr. Wamberg will then have the right to convert the notes into 813,559 shares of Common Stock at $5.90 per share. Management anticipates that all such notes will be converted into shares of Common Stock.

(3) Excludes 200,000 shares of Common Stock reserved under the Stock Purchase Plan, and 2.0 million shares reserved for issuance under the Stock Option Plan, pursuant to which options covering 690,853 shares of Common Stock are granted but unexercised at a weighted average exercise price of $7.71 per share as of the date of this Prospectus.


(4) Reflects the $5.3 million adjustment to record Common Stock at $0.01 par value and $100,000 of the $5.4 million used to extinguish the Warrant obligation. See "Unaudited Pro Forma Financial Information."



(5) Reflects the $5.3 million adjustment to record Common Stock at $0.01 par value and the $5.1 million reclassification to retained earnings (accumulated deficit). Also reflects the $5.3 million reclassification of the Warrants obligation and the payment of $5.3 million used to extinguish the Warrants obligation.



(6) Reflects Stockholder Distribution of $3.2 million and the $5.1 million reclassification of paid in capital to retained earnings in connection with the conversion to a C corporation.



(7) Represents the assumed net proceeds of the Offering after deducting underwriting discounts and estimated expenses of the Offering.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth selected historical financial information and selected pro forma financial information of the Predecessor Company for the periods ended and as of the dates indicated. The selected historical financial information of the Predecessor Company set forth below as of and for each of the five years ended December 31, 1993, 1994, 1995, 1996 and 1997 was derived from the audited financial statements of the Predecessor Company. The selected historical financial information of the Predecessor Company set forth below as of and for the six month periods ended June 30, 1997 and 1998 was derived from the Predecessor Company's unaudited financial statements which, in the opinion of management, reflect all normal recurring adjustments necessary for the fair presentation of such financial statements. The results of operations for the six month period ended June 30, 1998 are not necessarily indicative of the Predecessor Company's results of operations to be expected for the full year.

     The selected unaudited pro forma financial information of the Predecessor Company set forth below for the year ended December 31, 1997 and the six month period ended June 30, 1997 gives effect to the Reorganization and the acquisition by the Predecessor Company of the business and substantially all the assets of BCS as if such transactions had occurred as of the beginning of the periods presented. The selected unaudited pro forma financial information of the Predecessor Company set forth below for the six month period ended June 30, 1998 gives effect to the Reorganization as if such transactions had occurred as of the beginning of the period presented. The unaudited pro forma income tax expense, net income and earnings per share information of the Predecessor Company set forth below for the year ended December 31, 1997 and the six month period ended June 30, 1998 gives effect to the incurrence of income taxes as if the Predecessor Company had been taxed as a C corporation as of the beginning of the periods presented. The selected unaudited pro forma financial information of the Predecessor Company set forth below does not purport to represent what the Predecessor Company's results of operations would have been if the BCS acquisition had actually occurred as of such dates or what such results will be for any future periods.

     The following historical and pro forma information of the Predecessor Company should be read in conjunction with information included elsewhere herein, including the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                         YEARS ENDED DECEMBER 31,
                           ------------------------------------------------------------------------------------
                              1993         1994(1)         1995          1996          1997            1997
                             ACTUAL         ACTUAL        ACTUAL        ACTUAL        ACTUAL         PRO FORMA
                           -----------    ----------    -----------   -----------   -----------     -----------
STATEMENT OF INCOME
 INFORMATION:
 Total revenue...........           --(3)         --(3) $26,972,732   $33,243,155   $49,455,419     $62,264,393
 Commission and fee
   expense...............           --(3)         --(3)  16,890,862    21,049,704    32,439,092      41,171,626
                           -----------    ----------    -----------   -----------   -----------     -----------
   Net revenue...........  $ 7,913,173    $7,343,507     10,081,870    12,193,451    17,016,327      21,092,767
 General and
   administrative
   expense...............    6,919,933     7,236,896      7,868,997     8,554,420    11,506,335      14,024,448
 Amortization of
   intangibles...........           --            --             --            --       294,630         883,890
 Non-recurring operating
   expenses..............           --            --             --            --            --         942,157(5)
                           -----------    ----------    -----------   -----------   -----------     -----------
   Income (loss) from
    operations...........      993,240       106,611      2,212,873     3,639,031     5,215,362       5,242,272
 Interest and dividend
   income................      142,777       171,454        200,577       121,814       188,597         216,600
 Interest expense........      (49,367)      (29,396)        (6,903)           --    (1,111,995)     (1,636,620)
 Miscellaneous income
   (expense).............       (1,169)     (100,498)       (86,292)      (25,416)        1,925           1,925
                           -----------    ----------    -----------   -----------   -----------     -----------
   Total other income
    (expense)............       92,241        41,560        107,382        96,398      (921,473)     (1,418,095)
                           -----------    ----------    -----------   -----------   -----------     -----------
 Income (loss) before
   taxes.................    1,085,481       148,171      2,320,255     3,735,429     4,293,889       3,824,177
 Income taxes
   (benefit)(7)..........       70,517         9,842        102,459       181,444        60,000       1,514,000(8)
                           -----------    ----------    -----------   -----------   -----------     -----------
      Net income
       (loss)............  $ 1,014,964    $  138,329    $ 2,217,796   $ 3,553,985   $ 4,233,889     $ 2,310,177
                           ===========    ==========    ===========   ===========   ===========     ===========
Pro forma income tax
 expense(8)..............           --            --             --            --   $ 1,700,000
                                                                                    ===========
Pro forma net income
 (loss)(8)...............           --            --             --            --   $ 2,593,889              --
                                                                                    ===========
PER SHARE INFORMATION:
 Basic earnings (loss)
   per share.............  $       .17    $      .02    $       .39   $       .75   $      1.03     $       .46(9)
 Diluted earnings (loss)
   per share.............          .17           .02            .39           .75           .99             .46(9)
 Dividends per share.....  $        --    $      .02    $       .29   $       .36   $      1.32     $       .52
 Pro forma basic earnings
   (loss) per share(8)...           --            --             --            --           .63              --
 Pro forma dilution
   earnings (loss) per
   share(8)..............           --            --             --            --           .61              --

                                                 SIX MONTHS ENDED JUNE 30,
                           ---------------------------------------------------------------------
                              1997               1997               1998                1998
                             ACTUAL            PRO FORMA           ACTUAL            PRO FORMA
                           -----------        -----------        -----------        ------------
STATEMENT OF INCOME
 INFORMATION:
 Total revenue...........  $11,283,184        $20,633,005        $28,984,959        $ 28,984,959
 Commission and fee
   expense...............    7,273,519        13,908,713          18,203,681          18,203,681
                           -----------        -----------        -----------        ------------
   Net revenue...........    4,009,665         6,724,292          10,781,278          10,781,278
 General and
   administrative
   expense...............    4,615,101         6,614,571           8,399,696(4)        8,399,696
 Amortization of
   intangibles...........           --           441,945             441,945             441,945
 Non-recurring operating
   expenses..............           --                --           5,300,000(6)        5,300,000(6)
                           -----------        -----------        -----------        ------------
   Income (loss) from
    operations...........     (605,436)         (332,224)         (3,360,363)         (3,360,363)
 Interest and dividend
   income................       68,117           108,917             167,624             167,624
 Interest expense........           --          (638,250)         (1,803,750)         (1,302,104)
 Miscellaneous income
   (expense).............          146               146                (141)               (141)
                           -----------        -----------        -----------        ------------
   Total other income
    (expense)............       68,263          (529,187)         (1,636,267)         (1,134,621)
                           -----------        -----------        -----------        ------------
 Income (loss) before
   taxes.................     (537,173)         (861,411)         (4,996,630)         (4,494,984)
 Income taxes
   (benefit)(7)..........           --          (340,000)(8)          14,000             319,000(8)
                           -----------        -----------        -----------        ------------
      Net income
       (loss)............  $  (537,173)       $ (521,411)        $(5,010,630)       $ (4,813,984)
                           ===========        ===========        ===========        ============
Pro forma income tax
 expense(8)..............           --                --         $   120,000                  --
                                                                 ===========
Pro forma net income
 (loss)(8)...............           --                --         $(5,116,630)                 --
                                                                 ===========
PER SHARE INFORMATION:
 Basic earnings (loss)
   per share.............  $      (.12)       $     (.10)(9)     $     (1.56)       $      (1.16)(9)
 Diluted earnings (loss)
   per share.............         (.12)             (.10)(9)           (1.56)       $      (1.16)(9)
 Dividends per share.....  $        --        $       --         $        --                  --
 Pro forma basic earnings
   (loss) per share(8)...           --                --               (1.59)                 --
 Pro forma dilution
   earnings (loss) per
   share(8)..............           --                --               (1.59)                 --

                                                         YEARS ENDED DECEMBER 31,
                           ------------------------------------------------------------------------------------
                              1993         1994(1)         1995          1996          1997            1997
                             ACTUAL         ACTUAL        ACTUAL        ACTUAL        ACTUAL         PRO FORMA
                           -----------    ----------    -----------   -----------   -----------     -----------
BALANCE SHEET
 INFORMATION:
 Cash and cash
   equivalents...........  $ 2,242,595    $3,022,964    $ 3,968,307   $ 4,881,584   $ 3,782,941             --
 Total assets............   10,294,798     7,152,186      9,886,651     8,525,454    36,901,890             --
 Current portion of
   long-term debt........           --            --             --            --     4,325,000             --
 Long-term debt,
   excluding current
   portion...............           --            --             --            --    32,838,143             --
 Total liabilities.......    4,222,603     1,991,611      4,099,197     4,714,055    42,581,510             --
 Warrants obligation.....           --            --             --            --            --             --
 Stockholders' equity
   (deficit).............    6,072,195     5,160,575      5,787,454     3,811,399    (5,679,620)(10)        --

                                                 SIX MONTHS ENDED JUNE 30,
                           ---------------------------------------------------------------------
                              1997               1997               1998                1998
                             ACTUAL            PRO FORMA           ACTUAL            PRO FORMA
                           -----------        -----------        -----------        ------------
BALANCE SHEET
 INFORMATION:
 Cash and cash
   equivalents...........  $ 2,002,037                --         $ 6,305,094                  --
 Total assets............    4,806,135                --          35,559,778                  --
 Current portion of
   long-term debt........           --                --           4,325,000                  --
 Long-term debt,
   excluding current
   portion...............           --                --          31,388,143                  --
 Total liabilities.......    1,409,316                --          40,646,653                  --
 Warrants obligation.....           --                --           5,300,000(6)               --
 Stockholders' equity
   (deficit).............    3,396,819                --         (10,386,875)(10)             --


---------------

 (1) The results of operations in 1994 reflect estimated lost renewal commissions and fees of approximately $1 million due to the cessation of operations and subsequent rehabilitation of Confederation Life Insurance Company.
 (2) Includes the results of operations attributable to the assets acquired from BCS for the period beginning September 1, 1997 (the effective date of the BCS acquisition) and ended December 31, 1997, and reflects the consummation of such acquisition.
 (3) For the period presented, the Predecessor Company reported net revenue only. Therefore, total revenue and commission and fee expense amounts are not available.
 (4) During the six months ended June 30, 1998, the Company recognized $525,000 of compensation expense related to the restructuring of the stock grant to Mr. Todd and $200,000 of compensation expense for consulting services related to the start-up health care business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Entry into New Business."

 (5) Consists of BCS non-recurring operating expenses incurred as a result of the sale of the assets of BCS. These consist of a Phantom Stock Agreement cancellation expense of $381,782, employee change of control bonuses of $411,875 and professional fees of $148,500.


 (6) Amount represents accrual for a non-recurring operating expense related to a market value adjustment for the Company's Warrants with put rights.


 (7) Except as noted, income tax expense reflects the Predecessor Company's liability for state taxes. No provision for federal income taxes has been made because the Predecessor Company elected to be treated as an S corporation for federal income tax purposes prior to the Merger.


 (8) Income tax is stated on a pro forma basis as if the Predecessor Company had been treated as a C corporation and has been computed by applying a blended federal and state income tax rate of 39.6% to taxable income. Pro forma net income (loss) and pro forma earnings (loss) per share have been presented after giving effect to the pro forma income tax adjustment. For purposes of calculating taxable income for the six months ended June 30, 1998, the $5.3 million accrual for the Company's Warrants with put rights is not deductible for federal and state income tax purposes.


 (9) Pro forma earnings per share was calculated based on the weighted average number of shares outstanding during the period adjusted to give effect to the conversion of the 8.5% Convertible Subordinated Notes due September 2007 and to the number of shares the proceeds of which would be necessary to prepay $1.0 million of the 8.5% Medium Term Notes due September 2001. Pro forma basic and diluted weighted average shares outstanding were 5,044,057 and 5,051,334, respectively, for the year ended December 31, 1997. Both pro forma basic and diluted weighted average shares outstanding were 5,468,969 for the six months ended June 30, 1997. Both pro forma basic and diluted weighted average shares outstanding were 4,146,813 for the six months ended June 30, 1998.


(10) Reflects the decrease in stockholders' equity resulting from repurchases of 2.6 million shares of common stock by the Predecessor Company for aggregate consideration of approximately $14.0 million and distributions totaling $4.3 million to stockholders in 1997.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following table sets forth unaudited pro forma financial information of the Company for the periods ended and as of the dates indicated. The unaudited pro forma financial information of the Company set forth below was derived from the audited and unaudited financial statements of the Predecessor Company and BCS, which are included elsewhere in this Prospectus.

     The unaudited pro forma balance sheet has been prepared to give effect to the Reorganization, the payment of the Stockholder Distribution Amount and the Offering as though each had occurred as of June 30, 1998. The unaudited pro forma statements of income have been prepared to give effect to (i) the payment of the Stockholder Distribution Amount, (ii) the Reorganization, (iii) the Offering, and (iv) for the year ended December 31, 1997, the BCS acquisition, as if such transactions had occurred as of the beginning of each period presented. The unaudited pro forma financial information of the Company set forth below is based upon available information and certain assumptions that the Company believes are reasonable. The unaudited pro forma financial information of the Company set forth below does not purport to represent either what the Company's financial position or results of operations actually would have been if the transactions had actually occurred as of such dates or what such results will be for any future periods.

     The following pro forma information of the Company should be read in conjunction with information included elsewhere herein, including, the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                       UNAUDITED PRO FORMA BALANCE SHEET
                              AS OF JUNE 30, 1998

                                     ASSETS


                                                                                      THE COMPANY
                                                                   ADJUSTMENTS         PRO FORMA
                                                                     FOR THE         ADJUSTED FOR
                                                                   STOCKHOLDER      THE STOCKHOLDER
                                                                   DISTRIBUTION      DISTRIBUTION     ADJUSTMENTS     THE COMPANY
                                                   PREDECESSOR    AMOUNT AND THE    AMOUNT AND THE      FOR THE        PRO FORMA
                                                     COMPANY      REORGANIZATION    REORGANIZATION      OFFERING      AS ADJUSTED
                                                   -----------    --------------    ---------------   ------------    -----------
Current assets:
  Cash and cash equivalents......................  $  6,305,094    $ (1,000,000)(1)
                                                                     (3,200,000)(2)
                                                                     (5,400,000)(3)
                                                                     (7,400,000)(4)  $(10,694,906)    $31,980,000(9) $21,285,094(10)
  Accounts and notes receivable:
    Trade........................................     2,386,839                         2,386,839                      2,386,839
    Affiliates...................................       284,787                           284,787                        284,787
    Notes receivable.............................       388,871                           388,871                        388,871
                                                   ------------    ------------      ------------     -----------    -----------
        Total accounts and notes receivable......     3,060,497              --         3,060,497              --      3,060,497
Other current assets.............................       231,310                           231,310                        231,310
Accrued interest receivable......................        68,674                            68,674                         68,674
                                                   ------------    ------------      ------------     -----------    -----------
        Total current assets.....................     9,665,575     (17,000,000)       (7,334,425)     31,980,000     24,645,575
Equipment and leasehold improvements, net........       747,336                           747,336                        747,336
Intangible assets, net...........................    23,646,867                        23,646,867                     23,646,867
Deferred commission expense......................            --       7,400,000(4)      7,400,000                      7,400,000
Deposit on Pending Acquisition...................     1,500,000                         1,500,000                      1,500,000
                                                   ------------    ------------      ------------     -----------    -----------
        Total assets.............................  $ 35,559,778    $ (9,600,000)     $ 25,959,778     $31,980,000    $57,939,778
                                                   ============    ============      ============     ===========    ===========

                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................  $    820,927                      $    820,927                    $   820,927
  Commissions and fees payable...................     1,864,102                         1,864,102                      1,864,102
  Dividends payable..............................            --                                --                             --
  Accrued expenses and other liabilities.........     1,802,140                         1,802,140                      1,802,140
  Accrued interest payable.......................       446,341                           446,341                        446,341
  Current portion of long-term debt..............     4,325,000    $ (1,000,000)(1)     3,325,000                      3,325,000
                                                   ------------    ------------      ------------     -----------    -----------
        Total current liabilities................     9,258,510      (1,000,000)        8,258,510              --      8,258,510
Long-term debt, excluding current portion........    31,388,143      (4,800,000)(5)    26,588,143                     26,588,143
                                                   ------------    ------------      ------------     -----------    -----------
        Total liabilities........................    40,646,653      (5,800,000)       34,846,653              --     34,846,653
Warrants obligation..............................     5,300,000      (5,300,000)(6)            --              --             --
Stockholders' equity (deficit):
  Common Stock...................................
    Authorized shares -- 20,000,000; $0.01 par
      value; 5,983,248 issued and outstanding
      shares and 9,983,248 issued and outstanding
      shares, as adjusted........................     5,463,631      (5,303,799)(7)        59,832          40,000(9)      99,832
                                                                       (100,000)(3)
  Paid-in capital................................            --       5,300,000(6)
                                                                     (5,300,000)(3)
                                                                     (5,121,956)(8)
                                                                      5,303,799(7)        181,843      31,940,000(9)  32,121,843
  Retained earnings..............................    (1,921,956)     (3,200,000)(2)
                                                                      5,121,956(8)             --              --             --
  Less 2,737,130 shares in treasury, at cost and
    1,923,571 shares in treasury, at cost, as
    adjusted.....................................   (13,928,550)      4,800,000(5)     (9,128,550)                    (9,128,550)
                                                   ------------    ------------      ------------     -----------    -----------
        Total stockholders' equity (deficit).....   (10,386,875)      1,500,000        (8,886,875)     31,980,000     23,093,125
                                                   ------------    ------------      ------------     -----------    -----------
        Total liabilities and stockholders'
          equity.................................  $ 35,559,778    $ (9,600,000)     $ 25,959,778     $31,980,000    $57,939,778
                                                   ============    ============      ============     ===========    ===========


---------------
 (1) Represents the use of proceeds for the prepayment of $1.0 million aggregate principal amount of Clark/Bardes' 8.5% Medium Term Notes due September 2001.

 (2) Represents the payment of the Stockholder Distribution Amount.


 (3) Represents the payment to be made in consideration of extinguishing the Warrants assuming the low point of the Range.


 (4) Represents the payment for the purchase of renewal revenue from Mr. Wamberg and The Wamberg Organization. The purchase of renewal revenue represents a change in the Principal Office Agreement between Mr. Wamberg and Clark/Bardes. The purchase price is based on the additional amount of net revenue provided from the change in the Principal Office Agreement, which is discounted using a 15.0% rate. The transaction is accounted for as a purchase of future revenues applying Emerging Issues Task Force (EITF) Abstract 88-18. Although no assurances can be given, management estimates that the future benefit period will be approximately 10 years and that the purchased revenues will amount to approximately $1.6 million of additional net revenue in 1999, which should result in approximately $765,000 of operating income after amortization expense. Amortization expense is calculated under the units-of-revenue method.


 (5) Represents Clark/Bardes' 8.5% Convertible Subordinated Notes due September 2007 which are assumed to be converted into 813,559 shares of Common Stock at $5.90 per share.


 (6) Represents the reclassification to paid-in capital of the Warrants with put rights.


 (7) Represents the adjustment to record common stock at $0.01 par value.


 (8) Represents the reclassification from paid-in capital to retained earnings in connection with the conversion to a C corporation.


 (9) Represents the assumed net proceeds of the Offering after deducting underwriting discount and estimated expenses of the Offering.


(10) Cash and cash equivalents are $5,785,094 after giving effect to the Pending Acquisition.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                    ADJUSTMENTS
                                                                                                      FOR THE
                                                                                                    STOCKHOLDER
                                                                                                    DISTRIBUTION         THE
                                                                 ADJUSTMENTS                        AMOUNT, THE        COMPANY
                                 PREDECESSOR                       FOR THE                         REORGANIZATION     PRO FORMA
                                   COMPANY          BCS              BCS            CLARK/BARDES      AND THE            AS
                                 (HISTORICAL)   (HISTORICAL)     ACQUISITION         PRO FORMA        OFFERING        ADJUSTED
                                 ------------   ------------   ---------------      ------------   --------------    -----------
Total revenue..................  $49,455,419    $12,808,974                 --      $62,264,393      $       --      $62,264,393
Commission and fee expense.....   32,439,092      8,732,534                 --       41,171,626              --       41,171,626
                                 -----------    -----------    ---------------      -----------      ----------      -----------
  Net revenue..................   17,016,327      4,076,440                 --       21,092,767              --       21,092,767
General and administrative
  expense......................   11,506,335      2,518,113                 --       14,024,448              --       14,024,448
Amortization of intangibles....      294,630             --            589,260(1)       883,890              --          883,890
Non-recurring operating
  expenses.....................           --        942,157                 --          942,157              --          942,157
                                 -----------    -----------    ---------------      -----------      ----------      -----------
Income from operations.........    5,215,362        616,170           (589,260)       5,242,272              --        5,242,272
                                 -----------    -----------    ---------------      -----------      ----------      -----------
Interest and dividend income...      188,597         28,003                 --          216,600              --          216,600
Interest expense...............   (1,111,995)            --         (1,540,000)(2)   (2,651,995)      1,015,375(3)    (1,636,620)
Miscellaneous income...........        1,925             --                 --            1,925              --            1,925
                                 -----------    -----------    ---------------      -----------      ----------      -----------
  Total other income
    (expense)..................     (921,473)        28,003         (1,540,000)      (2,433,470)      1,015,375       (1,418,095)
                                 -----------    -----------    ---------------      -----------      ----------      -----------
Income before taxes............    4,293,889        644,173         (2,129,260)       2,808,802                        3,824,177
Income taxes...................       60,000             --              2,000           62,000       1,452,000(4)     1,514,000
                                 -----------    -----------    ---------------      -----------      ----------      -----------
Net income.....................  $ 4,233,889    $   644,173    $    (2,131,260)     $ 2,746,802      $ (436,625)     $ 2,310,177
                                 ===========    ===========    ===============      ===========      ==========      ===========
Per share information:
  Basic earnings per share.....  $      1.03             --                 --      $       .67              --      $       .46
  Diluted earnings per share...          .99             --                 --              .65              --              .46
Weighted average shares
  outstanding:
  Basic........................    4,119,387             --                 --        4,119,387              --        5,044,057(5)
  Diluted......................    4,398,593             --                 --        4,398,593              --        5,051,334(5)

---------------

(1) Amortization cost represents the pro forma cost associated with the BCS acquisition for the period of January 1, 1997 to August 31, 1997.

(2) Interest expense represents the pro forma interest cost associated with the BCS acquisition for the period of January 1, 1997 to August 31, 1997.

    BCS interest expense detail:
                                                   $13.5 million X 10.5% X
      10.5% Senior Secured Notes due August 2002   8/12    =                       $  945,000
      8.5% Medium Term Notes due September 2001    5.7 million X  8.5% X 8/12 =       323,000
      11.0% Second Priority Senior Secured Notes
         due August 2004                           4.8 million X  8.5% X 8/12 =       272,000
                                                                                   ----------
    Total pro forma interest for BCS =                                             $1,540,000
                                                                                   ----------

(3) Cost savings related to interest expense represents the pro forma changes to the Company's debt as a result of the Reorganization and the Offering. This includes the restructuring of the 10.5% Senior Secured Notes due August 2002 and 11.0% Second Priority Senior Secured Notes due August 2004, the $1.0 million prepayment of the 8.5% Medium Term Notes due September 2001, and the anticipated conversion of the 8.5% Convertible Subordinated Notes due September 2007.

Interest savings associated with the
Restructured Notes*
  10.5% Senior Secured Notes due August 2002
  Original balance............................  $14.5 million X 6/12 X (.105 - .08)      =        181,250
  After February 1998 principal payment.......  $13.1 million X 6/12 X (.105 - .08)      =        163,125
  11.0% Second Priority Senior Secured Notes
  due August 2004.............................  $ 8.9 million X (.11 - .09)              =        178,000
                                                                                              -----------
                                                                                                  522,375
                                                                                              -----------
Interest savings on prepayment
  of the 8.5% Medium Term Notes due September
  2001........................................  $ 1.0 million X .085                     =         85,000
Interest savings on conversion
  of the 8.5% Convertible Subordinated Notes
  due September 2007..........................  $ 4.8 million X .085                     =        408,000
                                                                                              -----------
          Total Savings.......................                                                 $1,015,375
                                                                                              ===========

 * The cost savings related to interest expense on the Restructured Notes is based on the estimated decrease in the interest rate for each of the Restructured Notes. The actual interest rates will be reset at the time of the Offering, based on the following: (i) in the case of the 10.5% Senior Secured Notes due August 2002, 250 basis points above the yield for United States Treasury securities maturing in two years; and (ii) in the case of the 11.0% Second Priority Senior Secured Notes due August 2004, 350 basis points above the yield for United States Treasury securities maturing in five years. Based on yields for United States Treasury securities maturing in two and five years as of August 7, 1998, the interest rate for the 10.5% Senior Secured Notes due August 2002 would have been reset to 7.875% and the interest rate for the 11.0% Second Priority Senior Secured Notes due August 2004 would have been reset to 8.875%.

(4) Income tax expense is stated on a pro forma basis as if the Predecessor Company had been treated as a C corporation and taxed at a 39.6% blended rate for federal and state income tax purposes.

(5) Pro forma weighted average shares outstanding was calculated based on the weighted average number of shares outstanding during the period adjusted to give effect to the conversion of the 8.5% Convertible Subordinated Notes due September 2007 and to the number of shares the proceeds of which would be necessary to prepay the debt described in footnote (3) above.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1998


                                                                                ADJUSTMENTS
                                                                                  FOR THE
                                                                                STOCKHOLDER
                                                                                DISTRIBUTION          THE
                                                              PREDECESSOR       AMOUNT, THE         COMPANY
                                                                COMPANY      REORGANIZATION AND    PRO FORMA
                                                              (HISTORICAL)      THE OFFERING      AS ADJUSTED
                                                              ------------   ------------------   -----------
Total revenue...............................................  $28,984,959         $     --        $28,984,959
Commission and fee expense..................................   18,203,681               --         18,203,681
                                                              -----------         --------        -----------
  Net revenue...............................................   10,781,278               --         10,781,278
General and administrative expense..........................    8,399,696                           8,399,696
Amortization of intangibles.................................      441,945               --            441,945
Non-recurring operating expense -- warrants.................    5,300,000               --          5,300,000
                                                              -----------         --------        -----------
Income from operations......................................   (3,360,363)                         (3,360,363)
                                                              -----------                         -----------
Interest and dividend income................................      167,624               --            167,624
Interest expense............................................   (1,803,750)         501,646(1)      (1,302,104)
Miscellaneous expense.......................................         (141)              --               (141)
                                                              -----------         --------        -----------
  Total other income (expense)..............................   (1,636,267)         501,646         (1,134,621)
                                                              -----------         --------        -----------
Income before taxes.........................................   (4,996,630)         501,646         (4,494,984)
Income taxes................................................       14,000          305,000(2)         319,000(2)
                                                              -----------         --------        -----------
Net income..................................................  $(5,010,630)        $196,646        $(4,813,984)
                                                              ===========         ========        ===========
Per Share Information:
  Basic earnings per share..................................  $     (1.56)              --        $     (1.16)
  Diluted earnings per share................................        (1.56)              --              (1.16)
Weighted average shares outstanding:
  Basic.....................................................    3,222,143               --          4,146,813(3)
  Diluted...................................................    3,222,143               --          4,146,813(3)


---------------

(1) Cost savings related to interest expense represents the pro forma changes to the Company's debt as a result of the Reorganization and the Offering. This includes the restructuring of the 10.5% Senior Secured Notes due August 2002 and 11.0% Second Priority Senior Secured Notes due August 2004, the $1.0 million prepayment of the 8.5% Medium Term Notes due September 2001, and the anticipated conversion of the 8.5% Convertible Subordinated Notes due September 2007.

Interest savings associated with the Restructured Notes*
    10.5% Senior Secured Notes due August 2002
      Original balance...................................  $14.5 million X 1/12 X (.105 - .08) =  $ 30,208
      After February 1998 principal payment..............  $13.1 million X 5/12 X (.105 - .08) =   135,938
    11.0% Second Priority Senior Secured Notes due
    August 2004..........................................  $ 8.9 million X 6/12 X (.110 - .09) =    89,000
                                                                                                  --------
                                                                                                   255,146
Interest savings on prepayment of the
    8.5% Medium Term Notes due September 2001............  $ 1 million  X  6/12  X  .085       =    42,500
Interest savings on conversion of the
    8.5% Convertible Subordinated Notes due September
    2007.................................................  $ 4.8 million  X  6/12  X  .085     =   204,000
                                                                                                  --------
                                                           Total Savings                          $501,646
                                                                                                  ========

 * The cost savings related to interest expense on the Restructured Notes is based on the estimated decrease in the interest rate for each of the Restructured Notes. The actual interest rates will be reset at the time of the Offering, based on the following: (i) in the case of the 10.5% Senior Secured Notes due August 2002, 250 basis points above the yield for United States Treasury securities maturing in two years; and (ii) in the case of the 11.0% Second Priority Senior Secured Notes due August 2004, 350 basis points above the yield for United States Treasury securities maturing in five years. Based on yields for United States Treasury securities maturing in two and five years as of August 7, 1998, the interest rate for the 10.5% Senior Secured Notes due August 2002 would have been reset to 7.875% and the interest rate for the 11.0% Second Priority Senior Secured Notes due August 2004 would have been reset to 8.875%.


(2) Income tax expense is stated on a pro forma basis as if the Predecessor Company had been treated as a C corporation and has been computed by applying a blended federal and state income tax rate of 39.6% to taxable income.



(3) Pro forma weighted average shares outstanding was calculated based on the weighted average number of shares outstanding during the period adjusted to give effect to the conversion of the 8.5% Convertible Subordinated Notes due September 2007 and to the number of shares the proceeds of which would be necessary to prepay the $1.0 million of the 8.5% Medium Term Notes due September 2001.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with "Selected Historical and Pro Forma Financial Information" and the Company's financial statements and notes thereto and other information appearing elsewhere in this Prospectus. With the exception of historical information, certain of the matters discussed in this Prospectus are forward-looking statements that involve risks and uncertainties and actual results could differ materially from those discussed. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views in respect of future events in financial performance, but are subject to many uncertainties and factors relating to the Company's operations and business environment that may cause its actual results to differ materially from any future results expressed or implied by such forward-looking statements.

GENERAL

     Since the inception of the Predecessor Company in 1967, Clark/Bardes, the wholly owned operating subsidiary of CBH, has designed, marketed and administered insurance-financed employee benefit programs to large corporations and community, regional and money center banks. The Company's clients use these sophisticated programs primarily to offset the costs of employee benefit liabilities and to supplement and secure benefits for key executives.

RECENT ACQUISITION


     Effective September 1, 1997, the Predecessor Company acquired substantially all the assets and the business of BCS, a Minnesota based company, for a total purchase price in cash equal to $24.0 million, plus acquisition related expenses of $383,440. The Predecessor Company allocated the purchase price as follows: approximately $10,000 to tangible assets, $1.2 million to two non-compete agreements with officers of BCS, $4.1 million to the net present value of BCS's expected future profits and $19.1 million to goodwill.


     BCS was engaged in the business of designing and marketing insurance-financed employee benefit programs and related compensation, salary and benefit plans and providing related services to financial institutions. The Predecessor Company's primary objective in acquiring BCS's business and assets was to expand the Predecessor Company's capabilities and client base from large money center banks to the community and regional bank market. For the period beginning September 1, 1997 (the effective date of the BCS acquisition) to December 31, 1997, the assets acquired from BCS generated total revenue of $8.5 million, which represented 17.2% of the Predecessor Company's total revenue for the year ended December 31, 1997.

ENTRY INTO NEW BUSINESS

     In early 1998, the Company began using the consulting services of, and have since entered into consulting agreements with, four new principals -- Scott Cahill, Jim DeLay, Dan Rigby and Joe Thompson. These agreements provide for an aggregate amount of $550,000 of fees to be paid by the Company in 1998 to these new principals for their assistance to the Company in building the Clark/Bardes Healthcare Compensation Group. This new division will focus its efforts on executive compensation and benefit plans for large and medium-sized non-profit healthcare facilities. Two hundred thousand dollars of the fee was expensed during the first six months of 1998 related to services rendered through that date and the balance will be expensed in the third and fourth quarters of 1998.

REVENUE AND EXPENSE

     CBH, through its wholly owned operating subsidiary Clark/Bardes, derives its revenue primarily from (i) commissions paid to Clark/Bardes by the insurance companies that underwrite the policies underlying Clark/Bardes' programs and
(ii) fees paid by clients to Clark/Bardes in connection with program design and the administrative services provided by Clark/Bardes. Such revenue is usually long term and recurring and is typically paid annually and extends over a period of ten years or more after a sale. Commissions paid annually or quarterly by insurance companies vary by policy and by program and usually represent a percentage of initial or inforce premium or a percentage of the cash surrender value of the insurance policies underlying the Company's program. Commissions paid by insurance companies accounted for approximately 73.3% of the Company's total revenue for the year ended December 31, 1997. Fees are paid to Clark/Bardes by clients in consideration for the design and administration of employee benefit plans and the insurance products underlying such plans. The scope of these services and fees payable are negotiated on a client-by-client basis. Fees accounted for approximately 26.7% of the Company's total revenue for the year ended December 31, 1997.

     The Company recognizes its revenue at the time the insurance premium is paid by the client to the insurance company or the renewal premium is due to the insurance company. After deducting the cost of servicing the benefit programs and insurance policies, the Company retains approximately 31% of the remaining revenue, with the producer receiving the balance.

     The Company includes in total revenue first year revenue, renewal revenue and other revenue.

     - First Year Revenue. First year revenue is recognized by the Company at the time the client is contractually committed to purchase the insurance policies and the premiums are paid by the client to the insurance company. First year revenue accounted for approximately 45.7% of the Company's total revenue for the year ended December 31, 1997.

     - Renewal Revenue. Renewal revenue is recognized by the Company on the date that the renewal premium is due to the insurance company. Renewal revenue in future periods, which is not recognized on the Company's balance sheet, is estimated by the Company to represent approximately $169.3 million in total revenue over the next five years. However, renewal revenue can be affected by policy surrenders or exchanges, material contract changes, asset growth and case mortality rates. Over the last five years, the Company has experienced a persistency rate of approximately 98.0% of the inforce insurance underlying the Company's programs. Historically, revenue persistency has tracked with insurance policy persistency with the exception of Leveraged COLI business, which was affected by adverse tax law changes, and business related to Confederation Life Insurance Company, which was impacted by the cessation of operations and subsequent rehabilitation of that company. In both instances renewal revenue was adversely impacted even though insurance policies remained in force. Renewal revenue accounted for approximately 51.5% of the Company's total revenue for the year ended December 31, 1997.

     - Other Revenue. Other revenue consists of several miscellaneous sources of revenue associated with the Company's operations. Other revenue was 2.8% of the Company's total revenue for the year ended December 31, 1997.

     Commission and fee expense comprises the portion of the total revenue paid to the producer after deducting the cost of servicing policies and other direct expenses related to sales. Commission and fee expense as a percentage of total revenue was approximately 65.6% for the year ended December 31, 1997.

REORGANIZATION

     CBH and Clark/Bardes were formed in June 1998 in contemplation of the Offering and in order to effect the Merger. CBH was formed to be a holding company of Clark/Bardes and is not engaged in any business. Clark/Bardes was formed to be the operating company of CBH and is the successor corporation to Clark/ Bardes, Inc., a Texas corporation.

     In connection with the Offering, each of CBH, Clark/Bardes and the Predecessor Company entered into the Reorganization Agreement which provides for the Merger and contemplates a series of transactions, including (i) a restructuring of the Restructured Notes, (ii) the conversion of Clark/Bardes' 8.5% Convertible Subordinated Notes due September 2007 into 813,559 shares of Common Stock, (iii) the extinguishment by Clark/Bardes of the Warrants by the payment of $5.4 million by Clark/Bardes to the warrant holders, (iv) a purchase of renewal revenue due to Mr. Wamberg and The Wamberg Organization, (v) the incorporation of a Texas entity formed for the purpose of marketing certain insurance products within the state of Texas, and (vi) the termination of the Stockholders' Agreement. The Merger, which was consummated effective August 1, 1998, was treated for accounting purposes as a reorganization of entities under common control utilizing historical cost which is similar to pooling of interests. The Merger should qualify as a "reorganization" under Section 368(a) of the Code. Accordingly, the Company should generally recognize no gain for federal income tax purposes pursuant to the Merger. The Company's counsel rendered a tax opinion to that effect. See "Dilution."

EXTINGUISHMENT OF WARRANTS

     In connection with the consummation of the Offering, Clark/Bardes will extinguish the Warrants in exchange for a payment of $5.4 million by Clark/Bardes to the warrant holders, which amount is based on an assumed public offering price of $9.00 per share (the low point of the Range). In addition, in connection with agreeing to the extinguishment of the Warrants, Clark/Bardes will enter into a five-year production agreement with each of the Carriers that requires Clark/Bardes to market and sell insurance products of each Carrier comprising specified percentages of all insurance products sold by Clark/Bardes as measured by first year commissions payable with respect to such business. The percentages will range from 10.0% to 25.0% depending upon the type of insurance product and product exclusivity provisions. Each agreement will provide that in the event that Clark/Bardes fails to meet the minimum production requirements, the applicable Carrier will be entitled to offset future commissions otherwise payable to Clark/Bardes up to a maximum amount of $150,000 per year. As a result of the Company's relationship with Carriers, including as holders of the Restructured Notes, the amounts of business placed with each Carrier and the production agreements, the amount to be paid by the Company to each Carrier to extinguish the Warrants held by each Carrier is expected to be approximately $1.8 million less than the amount to be paid by the Company to Life Investors to extinguish an equivalent number of Warrants held by Life Investors.

THE RESTRUCTURED NOTES

     In connection with the consummation of the Offering, Clark/Bardes will restructure the Restructured Notes. The interest rates on the 10.5% Senior Secured Notes due August 2002 and the 11.0% Second Priority Senior Secured Notes due August 2004 will be reset to rates that were 2.5% and 3.5%, respectively, above the yield on United States Treasury securities maturing two and five years, respectively, from the date on which the interest rates will be reset. The Restructured Notes may be prepaid without penalty and will be secured by a first priority security interest in, among other things, all of Clark/Bardes' renewal commissions other than the renewal commissions from BCS and the Pending Acquisition. Further, the Company will be subject to significant operational restrictions and financial covenants, including a requirement that Clark/Bardes obtain a working capital credit facility no later than March 31, 1999, a prohibition against certain payments, a limitation on the payment of dividends, a limitation on the incurrence of indebtedness and the maintenance of certain financial ratios.

PURCHASE OF RENEWAL REVENUE

     On July 31, 1998, the Predecessor Company, Mr. Wamberg and The Wamberg Organization entered into an agreement which provides for, among other things, a purchase of the renewal revenue due under the Principal Office Agreement with Mr. Wamberg in exchange for a cash payment of approximately $7.4 million. This transaction allows Clark/Bardes to retain additional commission and fee revenue for the ten year period following the consummation of the transaction. The additional revenue equates to approximately 19.0% of the commission and fee revenue, prior to deduction of servicing costs, related to renewal revenue on Mr. Wamberg's and The Wamberg Organization's inforce business as of June 30, 1998. This transaction was approved by approximately 99.0% of the disinterested stockholders of the Predecessor Company at a stockholders' meeting held on July 31, 1998. This transaction will be effective as of January 1, 1999. See "Certain Relationships and Related Transactions."

TERMINATION OF S CORPORATION STATUS AND INCOME TAXES

     Since 1989, the Predecessor Company elected to be treated for federal income tax purposes as an S corporation under Subchapter S of the Code and as an S corporation for certain state corporate income tax purposes under certain comparable state laws. As a result, the Predecessor Company's historical earnings since 1989 have been taxed directly to the Predecessor Company's stockholders, at their individual federal and state income tax rates, rather than to the Predecessor Company (except for certain state taxes). Upon the consummation of the Merger, Clark/Bardes became subject to federal and state income taxation as a C corporation. At that time, Clark/Bardes recorded a deferred tax liability on its balance sheet, the amount of which depended upon timing differences between tax and book accounting. If the Predecessor Company's S corporation status had terminated as of December 31, 1997, the amount of the deferred tax liability would have been approximately $1.2 million. See "Capitalization."

     In connection with the termination of the Predecessor Company's S corporation status, the board of directors of the Predecessor Company declared a dividend to the stockholders of record on July 31, 1998 in an amount equal to $3.2 million, or $1.00 per share. The Company paid the Stockholder Distribution on July 31, 1998.

     In connection with the Merger, CBH and Clark/Bardes have obtained from certain Existing Stockholders and are currently seeking to enter into with the remaining Existing Stockholders the Tax Agreement. Because Clark/Bardes is subject to corporate income taxation, any reallocation of income and deductions between the period during which the Predecessor Company was treated as an S corporation and the period during which Clark/Bardes is subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to ensure that taxes are borne either by Clark/Bardes or the Existing Stockholders to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of Clark/Bardes for a year in which the Predecessor Company was treated as an S corporation, each party will indemnify the other against any increase in the indemnified party's income tax liability, including interest and penalties, with respect to such tax year to the extent such increase results in a related decrease in the income tax liability, including interest and penalties, of the indemnifying party (whether with respect to the year of the adjustment or over future years). The Tax Agreement also provides that the Existing Stockholders will indemnify CBH and Clark/Bardes for any income tax liability incurred as a result of a determination that the Predecessor Company did not qualify as an S corporation. Such indemnification obligation will be limited to the net tax refund, if any, received by the Existing Stockholders.

     Clark/Bardes will also indemnify the Existing Stockholders for all taxes imposed upon them as the result of an indemnification payment under the Tax Agreement. Any payment made by Clark/Bardes to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by Clark/Bardes for income tax purposes. No assurance can be given that each Existing Stockholder will enter into the Tax Agreement, in which case neither such Existing Stockholder nor Clark/Bardes shall be subject to the indemnification obligations under the Tax Agreement relating to such Existing Stockholder. None of the parties' obligations under the Tax Agreement are or will be secured, and, therefore, there can be no assurance that Clark/Bardes or the Existing Stockholders will have funds available to make any payments which may become due under the Tax Agreement.

QUARTERLY FLUCTUATIONS

     The Company has experienced and expects to continue to experience significant fluctuations in its results of operations, in particular when such results are compared on a consecutive quarterly basis. Management believes these quarterly fluctuations are attributable primarily to revenue variations since operating expenses remain relatively constant throughout the year. Historically, the Company recognizes a significant increase in both first year and renewal revenue in the fourth quarter due to the seasonality of program implementation. In general, results of operations may fluctuate as a result of a number of factors, including the introduction of new or enhanced programs and services by the Company or its competitors, client acceptance or rejection of new programs and services, program development expenses, timing of significant sales, demand for the Company's administrative services, competitive, legislative and regulatory conditions in the insurance-financed employee benefit industry and general economic conditions. In addition, the sales cycles for the Company's programs and services are usually lengthy (generally between twelve to eighteen months), with first year revenue being derived from a small number of large cases.

     The following table sets forth, on a quarterly basis, certain unaudited statement of income information for the four quarters of each of 1996 and 1997 and the first two quarters of 1998. Such information is not necessarily indicative of results for any full year or for any subsequent period.

                                                                QUARTER ENDED
                       ------------------------------------------------------------------------------------------------
                       MARCH 31,     JUNE 30,    SEPTEMBER 30,   DECEMBER 31,   MARCH 31,     JUNE 30,    SEPTEMBER 30,
                          1996         1996          1996            1996          1997         1997          1997
                       ----------   ----------   -------------   ------------   ----------   ----------   -------------
Total revenue........  $5,724,438   $7,041,337    $5,242,973     $15,234,407    $5,510,415   $5,772,769    $11,009,707
Commission and fee
 expense.............   3,624,738    4,458,604     3,319,872       9,646,490     3,549,809    3,723,710      7,138,578
                       ----------   ----------    ----------     -----------    ----------   ----------    -----------
Net revenue..........   2,099,700    2,582,733     1,923,101       5,587,917     1,960,606    2,049,059      3,871,129
General and
 administrative
 expense.............   1,555,979    1,888,343     1,789,083       3,321,015     1,860,545    2,754,555      2,886,666
Non recurring
 operating expense --
 warrants............          --           --            --              --            --           --             --
Income (loss) before
 taxes...............     571,277      702,163       164,929       2,297,060       200,308     (737,481)       888,715
Basic earnings (loss)
 per share(1)........        0.12         0.15          0.04            0.45          0.05        (0.16)          0.20
Diluted earnings
 (loss) per
 share(1)............        0.12         0.15          0.04            0.45          0.05        (0.16)          0.20

                                    QUARTER ENDED
                       ----------------------------------------
                       DECEMBER 31,    MARCH 31,     JUNE 30,
                           1997          1998          1998
                       ------------   -----------   -----------
Total revenue........  $27,162,528    $13,754,466   $15,230,493
Commission and fee
 expense.............   18,026,995      9,132,248     9,071,433
                       -----------    -----------   -----------
Net revenue..........    9,135,533      4,622,218     6,159,060
General and
 administrative
 expense.............    4,004,569      3,370,853     5,028,843
Non recurring
 operating expense --
 warrants............           --             --     5,300,000
Income (loss) before
 taxes...............    3,942,347        185,176    (5,181,806)
Basic earnings (loss)
 per share(1)........         1.27           0.06         (1.61)
Diluted earnings
 (loss) per
 share(1)............         1.03           0.06         (1.61)


---------------

(1) Earnings per share reflects income before taxes less the Predecessor Company's liability for state taxes, on a per-share basis. No provision for federal income taxes has been made because the Predecessor Company elected to be treated as an S corporation for federal income tax purposes prior to the Merger.

RESULTS OF OPERATIONS

     The following discussion compares the results of operations for the Predecessor Company for the six month period ended June 30, 1998 adjusted to give effect to the Reorganization with the results of operations for the Predecessor Company for the six month period ended June 30, 1997 adjusted to give effect to the BCS acquisition and the Reorganization as if such transactions had occurred as of the beginning of the periods presented, for the Predecessor Company on a historical basis for the six month periods ended June 30, 1998 and 1997, and for the Predecessor Company for the years ended December 31, 1997, 1996 and 1995 on a historical basis. The discussion of factors affecting the changes in, and the trends related to, the results of operations for the historical comparison of the six month periods ended June 30, 1998 and 1997 has been omitted because such factors are discussed in the pro forma comparison of such period.

  Six Month Periods Ended June 30, 1998 and June 30, 1997--Pro Forma Comparison

     The pro forma comparison of the results of operations for the six month periods ended June 30, 1998 and June 30, 1997 compares the results of operations for the Predecessor Company for the six month period ended June 30, 1998 adjusted to give effect to the Reorganization with the results of operations for the Predecessor Company for the six month period ended June 30, 1997 after giving effect to the Reorganization and the acquisition by the Predecessor Company of the business and substantially all the assets of BCS as if such transactions had occurred as of the beginning of the periods presented. The pro forma financial information of the Predecessor Company set forth below does not purport to represent what the Predecessor Company's results of operations actually would have been if the transactions had actually occurred as of the beginning of the periods presented. Solely for purposes of comparing the results of operations for the six month periods ended June 30, 1998 and 1997 on a pro forma basis and notwithstanding the definitions used elsewhere in this Prospectus, Clark/Bardes means the Predecessor Company as it existed during the six month period ended June 30, 1997, BCS means BCS as it existed during the six month period ended June 30, 1997 and the Company means the combined entity of Clark/Bardes and BCS as it existed during the six month period ended June 30, 1998.

     Total Revenue. Total revenue increased to $29.0 million for the six month period ended June 30, 1998 as compared to $20.6 million for the six month period ended June 30, 1997, representing an increase of 40.5%. This increase reflects rapid revenue growth of both Clark/Bardes and BCS to $17.2 million and $11.8 million, respectively, for the six month period ended June 30, 1998 as compared to $11.3 million and $9.3 million, respectively, for the six month period ended June 30, 1997. These increases were attributable in part to the Company's renewal revenue increasing to $13.8 million for the six month period ended June 30, 1998 as compared to $10.5 million for the six month period ended June 30, 1997, reflecting the Company's increasing amount of inforce business underlying the Company's programs. The remaining revenue growth was due to an increase in first year sales.


     Commission and Fee Expense. Commission and fee expense increased to $18.2 million for the six month period ended June 30, 1998 as compared to $13.9 million for the six month period ended June 30, 1997, representing an increase of 30.9%. Commission and fee expense as a percentage of total revenue decreased to 62.8% for the six month period ended June 30, 1998 as compared to 67.4% for the six month period ended June 30, 1997. This reduction in commission and fee expense as a percentage of total revenue for the six month period ended June 30, 1998 was due to a significant increase in revenue, during this period, from business on which a smaller than usual percentage of revenue was distributed to producers. This decrease is not representative of a trend, and is not expected to continue in the future.

     General and Administrative Expense. General and administrative expense increased to $8.4 million for the six month period ended June 30, 1998 as compared to $6.6 million for the six month period ended June 30, 1997, representing an increase of 27.0%, well below the 40.5% increase in total revenues. General and administrative expense as a percent of total revenue was 29.0% for the six month period ended June 30, 1998 as compared to 32.1% for the six month period ended June 30, 1997. The improvement in general and administrative expense as a percentage of total revenue was due primarily to the elimination of certain expenses as a result of the BCS acquisition.

     Amortization. Amortization expense equaled $441,945 for each of the six month periods ended June 30, 1998 and 1997, reflecting the amortization of intangible assets capitalized as a result of the BCS acquisition in September 1997.


     Non-recurring Operating Expenses. A non-recurring operating expense totaling $5.3 million relates to a one time, non-cash charge taken in the second quarter of 1998 to record an accrual related to a market value adjustment for the Warrants with put rights. As a result of the Offering, the Warrants will be extinguished.



     Income (Loss) from Operations. Loss from operations increased to a $3.4 million loss for the six month period ended June 30, 1998 from a $332,224 loss for the six month period ended June 30, 1997. This increase in loss from operations was attributable to the incurrence in the second quarter of 1998 of a non-recurring operating expense related to a market value adjustment for the Warrants with put rights. Excluding this non-recurring operating expense, the Company would have had income from operations of $1.9 million for the six month period ended June 30, 1998, an increase of $2.3 million. This increase was due primarily to the increase of total revenue of $8.4 million as compared to an increase in general and administrative expense of only $1.8 million. Additionally, excluding the effect of this non-recurring item, income from operations as a percentage of total revenue ("Operating Margin") would have increased to 6.7% for the six month period ended June 30, 1998 as compared to (1.6%) for the six month period ended June 30, 1997.


     Total Other Income (Expense). Other income and expense for the six month period ended June 30, 1998 was $1.1 million in expense as compared to $529,187 in expense for the six month period ended June 30, 1997. The amount for the six month period ended June 30, 1998 included interest expense of $1.3 million as compared to interest expense of $638,250 for the six month period ended June 30, 1997. The interest expense was attributable to the incurrence of debt associated with the repurchase of shares of common stock of the Predecessor Company throughout the year and the BCS acquisition in September 1997.


     Net Income (Loss). Net loss was $4.8 million for the six month period ended June 30, 1998 compared to a net loss of $521,411 for the six month period ended June 30, 1997 primarily due to the non-recurring operating expense described above. Income tax is stated on a pro forma basis as if the Predecessor Company had been treated as a C corporation and has been computed by applying a blended federal and state income tax rate of 39.6% to taxable income.

  Six Month Periods Ended June 30, 1998 and June 30, 1997--Historical Comparison

     The historical comparison of the results of operations for the six month periods ended June 30, 1998 and June 30, 1997 compares the actual results of operations for the Predecessor Company for such periods. The results of operations for the six month period ended June 30, 1998 include the results of operations associated with the assets purchased from BCS in September 1997, while the results of operations for the six month period ended June 30, 1997 reflect the stand-alone historical results of operations for the Predecessor Company without giving pro forma effect to the BCS acquisition.

     Total Revenue. Total revenue increased to $29.0 million for the six month period ended June 30, 1998 as compared to $11.3 million for the six month period ended June 30, 1997.

     Commission and Fee Expense. Commission and fee expense increased to $18.2 million for the six month period ended June 30, 1998 as compared to $7.3 million for the six month period ended June 30, 1997. This reduction in commission and fee expense as a percentage of total revenue for the six month period ended June 30, 1998 was due to a significant increase in revenue from business on which a smaller than usual percentage of revenue was distributed to producers. After adjusting for these cases and BCS commission and fees, the commission and fee expense was equivalent to the prior year, as a percentage of total revenue.

     General and Administrative Expense. General and administrative expense increased to $8.4 million for the six month period ended June 30, 1998 as compared to $4.6 million for the six month period ended June 30, 1997. General and administrative expense as a percent of total revenue was 29.0% for the six month period ended June 30, 1998 as compared to 40.9% for the six month period ended June 30, 1997.

     Amortization. Amortization expense was $441,945 for the six month period ended June 30, 1998, reflecting the amortization of intangible assets capitalized as a result of the BCS acquisition in September 1997. There was no amortization expense for the six month period ended June 30, 1997.


     Non-recurring Operating Expenses. A non-recurring operating expense totaling $5.3 million relates to a one time, non-cash charge taken in the second quarter of 1998 to record an accrual related to a market value adjustment for the Warrants with put rights. As a result of the Offering, the Warrants will be extinguished.



     Income (Loss) from Operations. Loss from operations increased to a $3.4 million loss for the six month period ended June 30, 1998 from a $605,436 loss for the six month period ended June 30, 1997. Operating Margin decreased to (11.6%) for the six month period ended June 30, 1998 from (5.4%) for the six month period ended June 30, 1997.


     Total Other Income (Expense). Other income and expense for the six month period ended June 30, 1998 was $(1.6) million as compared to $68,263 for the six month period ended June 30, 1997. The primary factor contributing to this decrease was $1.8 million of interest expense for the six month period ended June 30, 1998. There was no interest expense for the six month period ended June 30, 1997. The interest expense was attributable to the incurrence of debt associated with the repurchase of shares of common stock of the Predecessor Company throughout the year and the BCS acquisition in September 1997.


     Net Income (Loss). Net loss was to $5.0 million for the six month period ended June 30, 1998 compared to a net loss of $537,173 for the six month period ended June 30, 1997 primarily due to the non-recurring charge described above. No provision for federal income taxes was made for either period since the Predecessor Company was an S corporation prior to the Merger.


  Years Ended December 31, 1997 and 1996--Historical Comparison

     Total Revenue. Total revenue increased to $49.5 million for the year ended December 31, 1997 as compared to $33.2 million for the year ended December 31, 1996, representing an increase of 48.8%. $8.5 million of total revenue for the year ended December 31, 1997 was associated with the assets acquired from BCS in September 1997. The remaining increase was due to a growth in renewal revenue to $25.4 million ($24.1 million excluding BCS) in 1997 from $23.6 million in 1996, and was also attributable to an increase in first year sales. The increase in total revenue was accomplished despite a decrease in the renewal revenue on Leveraged COLI business to $6.1 million for the year ended December 31, 1997 from $9.7 million for the year ended December 31, 1996, representing a decrease of 37.1%. The Company expects this trend in Leveraged COLI revenue to continue.

     Commission and Fee Expense. Commission and fee expense increased to $32.4 million for the year ended December 31, 1997 as compared to $21.0 million for the year ended December 31, 1996, representing an increase of 54.1%. Commission and fee expense as a percentage of total revenue increased to 65.6% for the year ended December 31, 1997 as compared to 63.3% for the year ended December 31, 1996. Of the $11.4 million increase in commission and fee expense, $6.0 million was attributable to the assets acquired from BCS in September 1997.

     General and Administrative Expense. General and administrative expense increased to $11.5 million for the year ended December 31, 1997 as compared to $8.6 million for the year ended December 31, 1996, representing an increase of 34.5%. General and administrative expense as a percent of total revenue was 23.3% for the year ended December 31, 1997 as compared to 25.7% for the year ended December 31, 1996. The improvement in general and administrative expense as a percentage of total revenue was due primarily to the elimination of certain expenses as a result of the BCS acquisition.

     Amortization. Amortization expense was $294,630 for the year ended December 31, 1997, reflecting the amortization of intangible assets capitalized as a result of the BCS acquisition in September 1997. There was no amortization expense for the year ended December 31, 1996.

     Income (Loss) from Operations. Income from operations increased to $5.2 million for the year ended December 31, 1997 compared to $3.6 million for the year ended December 31, 1996, representing an increase of 43.3%. The increase in income from operations was attributable primarily to the income associated with the assets acquired from BCS in September 1997. Operating Margin decreased slightly to 10.5% for the year ended December 31, 1997 from 10.9% for the year ended December 31, 1996. This decrease in Operating Margin was due to amortization expense of $294,630 incurred as a result of the BCS acquisition.

     Total Other Income (Expense). Other income and expense for the year ended December 31, 1997 was ($921,473) as compared to $96,398 for the year ended December 31, 1996. The amount for the year ended December 31, 1997 included interest expense of $1.1 million. There was no interest expense for the year ended December 31, 1996. The increase in interest expense was attributable to the incurrence of debt associated with the repurchase of shares of common stock of the Predecessor Company throughout the year and the BCS acquisition in September 1997.

     Net Income (Loss). Net income increased to $4.2 million for the year ended December 31, 1997 compared to $3.6 million for the year ended December 31, 1996, representing an increase of 19.1%, reflecting the factors discussed above. No provision for federal income taxes was made for either period since the Predecessor Company was an S corporation prior to the Merger.

  Years Ended December 31, 1996 and 1995--Historical Comparison

     Total Revenue. Total revenue increased to $33.2 million for the year ended December 31, 1996 as compared to $27.0 million for the year ended December 31, 1995, representing an increase of 23.2%. The increase in total revenue was due primarily to an increase in renewal revenue to $23.6 million from $18.2 million, an increase of 29.8% which reflected the increased amount of inforce business underlying the Predecessor Company's programs. The remaining revenue growth was due to an increase in first year sales. The increase in total revenue was accomplished despite a decrease in the renewal revenue on Leveraged COLI business to $9.7 million for the year ended December 31, 1996 from $11.3 million for the year ended December 31, 1995, representing a decrease of 14.2%.

     Commission and Fee Expense. Commission and fee expense increased to $21.0 million for the year ended December 31, 1996 as compared to $16.9 million for the year ended December 31, 1995, representing an increase of 24.6%. Commission and fee expense as a percentage of total revenue increased to 63.3% for the year ended December 31, 1996 as compared to 62.6% for the year ended December 31, 1995.

     General and Administrative Expense. General and administrative expense increased to $8.6 million for the year ended December 31, 1996 as compared to $7.9 million for the year ended December 31, 1995, representing an increase of 8.7%. General and administrative expense as a percent of total revenue was 25.7% for the year ended December 31, 1996 as compared to 29.2% for the year ended December 31, 1995. This improvement was primarily due to operating efficiencies resulting from increased automation.

     Income (Loss) from Operations. Income from operations increased to $3.6 million for the year ended December 31, 1996 compared to $2.2 million for the year ended December 31, 1997, representing an increase of 64.4%. The increase in income from operations was attributable primarily to the increased revenue and to certain operating efficiencies. Operating Margin increased to 10.9% for the year ended December 31, 1996 from 8.2% for the year ended December 31, 1995.

     Total Other Income (Expense). Other income and expense for the year ended December 31, 1996 was $96,398 as compared to $107,382 for the year ended December 31, 1995.

     Net Income (Loss). Net income increased to $3.6 million for the year ended December 31, 1996 compared to $2.2 million for the year ended December 31, 1995, representing an increase of 60.2%, reflecting the factors discussed above. No provision for federal income taxes was made for either period since the Predecessor Company was an S corporation prior to the Merger.

PENDING ACQUISITION

     On May 29, 1998, the Predecessor Company entered into a letter of intent with the Schoenke Companies and Mr. Schoenke, which provides for, among other things, (i) the acquisition by Clark/Bardes of the businesses and substantially all the assets of the Schoenke Companies, (ii) the execution of a non-competition agreement by each of Mr. Schoenke and the Schoenke Companies, and (iii) the Schoenke Companies' agreement to deal exclusively with Clark/Bardes. The purchase price of the Pending Acquisition, which is subject to change based on Clark/Bardes's due diligence review, is $17.0 million, of which $1.5 million was paid as a secured refundable deposit and $15.5 million is payable in cash at the closing of the Pending Acquisition. The consummation of the Pending Acquisition is subject to numerous conditions, including the consummation of the Offering, the approval of Clark/Bardes's board of directors, obtaining all requisite regulatory approvals and the satisfactory completion of Clark/Bardes's due diligence review. The consummation of the Pending Acquisition must occur on or prior to October 1, 1998. The letter of intent expressly allows the Predecessor Company to enter into and consummate the Merger. The operations associated with the Pending Acquisition are anticipated to generate sufficient cash flow to cover the costs relating to the integration of the purchased company with Clark/Bardes. The Pending Acquisition will be accounted for using the purchase method.

LIQUIDITY AND FINANCIAL RESOURCES

     Sources of Cash. Historically, the Predecessor Company financed its operations through internally generated funds and existing cash reserves. For the years ended December 31, 1995, 1996 and 1997 and the six month period ended June 30, 1998 the Predecessor Company produced net cash flow from operations of $2.6 million, $4.3 million, $1.9 million and $5.7 million, respectively. The large increase in net cash flow from operations for the six month period ended June 30, 1998 was due largely to the collection of trade receivables, which decreased by $5.3 million to $2.4 million. As of June 30, 1998 the Company had cash and cash equivalents of $6.3 million, and total current assets of $9.7 million. As of June 30, 1998 and after giving effect to the Reorganization, the payment of the Stockholder Distribution Amount and the Offering, the Company would have had cash and cash equivalents equal to $21.3 million on a pro forma basis ($5.8 million after the Pending Acquisition). Pending the application of the net proceeds of the Offering, CBH intends to invest such proceeds in short-term, investment grade, interest bearing securities.

     Uses of Cash. Capital expenditures and leasehold improvements amounted to $303,260, $131,057 and $536,983 for the years ended December 31, 1995, 1996 and
1997, respectively. For the year ending December 31, 1998, the Company anticipates spending approximately $850,000 on capital projects, including furniture and equipment and upgrades to communication systems and management information systems.

Current liabilities at June 30, 1998 were $9.3 million, including $4.3 million of current portion of long-term debt. As of June 30, 1998 and after giving effect to the Reorganization, the payment of the Stockholder Distribution Amount and the Offering, the Company would have had indebtedness outstanding equal to $29.9 million on a pro forma basis.

     On July 31, 1998, the Predecessor Company paid a dividend in an amount equal to the Stockholder Distribution Amount. This dividend, in the amount of $3.2 million or $1.00 per share, was paid from existing cash reserves.

     In 1997, the Predecessor Company (i) acquired the business and substantially all the assets of BCS and (ii) repurchased 2.6 million shares of the Predecessor Company's common stock. The total cost of the BCS acquisition was $24.0 million plus acquisition-related capital expense of $383,440. The total cost of the share repurchases effected in 1997 was $11.7 million. To effect such transactions, the Predecessor Company used $2.2 million of cash reserves and issued an aggregate of $33.9 million of debt consisting of $14.5 million of 10.5% Senior Secured Notes due August 2002, $8.9 million of 11.0% Second Priority Senior Secured Notes due August 2004, $5.7 million of 8.5% Medium Term Notes due September 2001 and $4.8 million of 8.5% Convertible Subordinated Notes due September 2007. The Predecessor Company entered into the share repurchases because the holders of the shares offered such shares at prices considered favorable by the Predecessor Company's Board of Directors. See "Certain Relationships and Related Transactions -- Stock Purchase Agreements."

     Credit Facilities. As of June 30, 1998, the Predecessor Company owed an aggregate of $35.7 million under outstanding debt obligations. The Predecessor Company's outstanding debt obligations as of June 30, 1998 included the indebtedness incurred in connection with the BCS acquisition and the share repurchases described above and $3.2 million of 8.5% AAA Distribution Notes due November 2007. Upon the consummation of the Offering, Clark/Bardes will prepay $1.0 million aggregate principal amount of the 8.5% Medium Term Notes due September 2001. Further, Clark/Bardes anticipates that the 8.5% Convertible Subordinated Notes due September 2007 will be converted into shares of Common Stock after Clark/Bardes provides BCS, the holder of such notes, notice of prepayment. Since January 1, 1998, cash flow from operations was more than sufficient to cover scheduled principal and interest payments on existing indebtedness as well as Clark/Bardes' working capital requirements.

     In connection with the consummation of the Offering, Clark/Bardes will restructure the Restructured Notes. The interest rates on the 10.5% Senior Secured Notes due August 2002 and the 11.0% Second Priority Senior Secured Notes due August 2004 will be reset to rates that were 2.5% and 3.5%, respectively, above the yield on United States Treasury securities maturing two and five years, respectively, from the date on which the interest rates will be reset. The Restructured Notes may be prepaid without penalty and will be secured by a first priority security interest in, among other things, all of Clark/Bardes' renewal commissions other than the renewal commissions from BCS and the Pending Acquisition. Further, the Company will be subject to significant operational restrictions and financial covenants, including a requirement that Clark/Bardes obtain a working capital credit facility no later than March 31, 1999, a prohibition against certain payments, a limitation on the payment of dividends, a limitation on the incurrence of indebtedness and the maintenance of certain financial ratios.

     The Company believes that its net cash flow from operations will provide sufficient funds to service all of its debt obligations. This belief is based on the predictability and magnitude of the Company's future revenue stream. Specifically, renewal revenue in future periods, which is not reflected on the Company's balance sheet is estimated by the Company to represent approximately $169.3 million in total revenue over the next five years. However, renewal revenue can be affected by policy surrenders or exchanges, material contract changes, asset growth and case mortality rates.

     Further expansion of the Company's business through acquisitions may require the Company to incur additional indebtedness or issue equity securities. There can be no assurance that additional debt (including the working capital credit facility of at least $3.0 million that the Company is required to obtain by the Restructured Notes) or equity will be available to the Company or, if available, will be on terms acceptable to the Company.

     As the Company's business grows, its working capital and capital expenditures will also continue to increase. Management believes that net cash flows from operations will be sufficient to finance the Company's working capital and capital expenditures for the next twelve months. There can be no assurance, however, that the net cash flows from operations will be sufficient to meet the Company's anticipated requirements or that the Company will not require additional debt or equity financing within this time frame.

YEAR 2000 COMPLIANCE

     Based on previous and ongoing internal reviews, management believes that the computer equipment and software used by the Company will function properly with respect to dates in the Year 2000 and thereafter. However, significant uncertainty exists concerning the potential costs and effects of the Year 2000 problem. Third parties that have relationships with the Company, including insurance companies and clients, may experience significant operational difficulties if their computer systems do not properly recognize date sensitive information when the year changes to 2000. While these computer malfunction issues may have a material adverse effect on the operations of such third parties, which may, in turn, have a material adverse effect on the Company, management presently believes that Year 2000 issues will not require the Company to incur any material costs and do not pose significant operational problems for the Company. The Company has requested information from third parties addressing any potential year 2000 issues until such third parties; however, the Company is not able to determine the extent to which such third parties, such as insurance companies and clients, may experience Year 2000 issues. Any Year 2000 problem of either the Company or third parties that have relationships with the Company could have a material adverse effect on the Company's business, results of operations and financial condition. The Company believes that to the extent that any insurance companies which have a relationship with the Company are unable to become Year 2000 compliant, the Company will be able to enter into relationships with other insurance companies that are Year 2000 compliant.

INFLATION

     Inflation has not had a material effect on the Predecessor Company's results of operations. Certain of the Company's expenses, such as compensation, benefits and capital equipment costs, are subject to normal inflationary pressures. However, the majority of the Company's service and administrative agreements with clients, which generate fee income, have a cost of living adjustment tied to the consumer price index. Management believes that future inflationary pressures will continue to be offset because as inflation increases investment returns will also increase, resulting in higher cash values and higher commission revenue.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This Statement specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly-held common stock. This Statement is effective for financial statements for both interim and annual periods ending after December 15, 1997 and has been adopted by the Company and is presented in the accompanying financial statements in anticipation of the Offering.

     As of January 1, 1998, the Company adopted SAFS No. 130 "Reporting Comprehensive Income." Statement 130 establishes new rules for the reporting and display of comprehensive income and its components. Statement 130 requires unrealized gains or losses on available-for-sale securities and certain other items, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. The adoption of this Statement had no impact on the Company's net income or shareholders' equity. The Company has no other comprehensive income as defined by SFAS 130 as of December 31, 1997 or June 30, 1998.

     In June 1997, the FASB issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." This Statement requires public enterprises to report selected information about operating segments in annual and interim reports issued to shareholders. It is effective for financial statements for fiscal years beginning after December 15, 1997, but it is not required to be applied to interim financial statements in the initial year of its application. The adoption of this Statement will have no impact on the Company's financial condition or results of operations.

                                    BUSINESS

GENERAL

     Since the inception of the Predecessor Company in 1967, Clark/Bardes, the wholly owned operating subsidiary of CBH, has designed, marketed and administered insurance-financed employee benefit programs to large corporations and community, regional and money center banks. The Company's clients use these sophisticated programs primarily to offset the costs of employee benefit liabilities and to supplement and secure benefits for key executives. The Company's revenue is earned primarily from (i) commissions paid to Clark/Bardes by the insurance companies that underwrite the policies underlying the Company's programs and (ii) fees paid by clients in connection with initial program design and the ongoing administrative services provided by the Company. Such commissions and fees are usually long-term and recurring and are typically paid annually and extend over a period of ten years or more after a sale.

     The Company has experienced rapid growth since December 31, 1995. Effective September 1, 1997, the Predecessor Company acquired substantially all the assets and the business of BCS, a Minnesota based company that designed, marketed and administered insurance-financed employee benefit programs and related compensation, salary and benefit plans for community and regional banks. Through sales generated by a group of specialized independent producers and the integration of the assets acquired from BCS, the Company had a customer base of over 1,100 clients as of June 30, 1998. Additionally, the inforce insurance coverage underlying the Company's programs has increased from approximately $26.2 billion as of December 31, 1995 to approximately $46.7 billion as of December 31, 1997 ($43.9 billion excluding BCS) representing a compound annual growth rate of 33.9% (29.4% excluding BCS). Income from operations has grown from $2.2 million for the year ended December 31, 1995 to $5.2 million ($4.3 million excluding BCS) for the year ended December 31, 1997, representing a compound annual growth rate of 53.5% (39.5% excluding BCS).

     Management believes additional growth opportunities exist and that Clark/Bardes' industry reputation, comprehensive in-house expertise, sophisticated administrative systems, quality producers and strong relationships with insurance companies provide the Company with distinct competitive advantages. The Company intends to increase its market share by combining these strengths with its core competencies of (i) designing proprietary programs customized to meet clients' needs, (ii) providing outstanding client service, and (iii) responding quickly to develop new products and services brought about by regulatory and legislative changes. In addition, management believes that Clark/Bardes can be a leader in the consolidation of the highly fragmented insurance-financed employee benefit industry by offering liquidity, proprietary benefit and program designs, and administrative support to the owners of smaller firms. Finally, management intends to leverage the Company's core competencies by entering into related markets such as compensation consulting and outsourcing of benefit plan administration services. Additional costs for acquisition activity, which include both financial expenditures and a reallocation of human resources, will require substantial cash, and will be financed through cash from operations as well as future debt and equity offerings by the Company.

     The Company has developed the high quality administrative capabilities necessary to service these executive benefit and insurance programs marketed by the Company. At June 30, 1998, the Company administered approximately 187,000 benefit and insurance records for over 1,100 clients. At such date, the insurance policies underlying the Company's employee benefit programs represented a total of $48.5 billion of inforce insurance coverage. Management believes that its strong relationship with insurance companies is due to the Company's history of placing high quality, high persistency policies.

     As of July 24, 1998, the Company was represented by 36 producers in 32 independently operated sales offices located in 28 cities throughout the United States. These producers and the Company's management are expected to own an aggregate of at least 47.7% of the outstanding Common Stock after giving effect to the Offering. See "Principal and Selling Stockholders."

INDUSTRY

     Beginning in the early 1980s, corporations and banks began using life insurance to offset the costs of employee benefit liabilities with greater frequency than in the past. Since that time, several large insurers, including CIGNA, General American, Great-West, Life Investors and Nationwide, have committed significant resources to develop business-owned life insurance products for use in the insurance-financed employee benefit industry.

     The use of insurance to offset the costs of employee benefit liabilities historically has been affected by legislative change, both positive and negative. In the past, legislation has reduced the usefulness of traditional pension plans for highly-paid executives which, in turn, has increased the attractiveness of insurance-financed non-qualified benefit plans. On the other hand, legislation has limited interest deductibility on policy loans and restricted the use of business-owned life insurance to employees, officers, directors and 20-percent owners. The insurance-financed employee benefit industry will continue to be affected significantly by legislative change. Consequently, the Company believes that the ability to respond quickly to legislative initiatives is a competitive advantage which can be used to increase market share.

     The insurance-financed employee benefit industry is highly fragmented. Management believes that many once dominant producers and producer groups have not kept pace with the numerous changes affecting the industry, and are currently faced with a decreasing market share and the inability to provide adequate administrative support to existing clients. The Company believes that those producers and producer groups who have not made the necessary and substantial investment in administrative systems and personnel will continue to experience difficulties in satisfying their clients' growing needs and demands and in meeting complex regulatory requirements. Finally, the Company also believes that the ever-changing legislative and economic environments require product development systems and personnel that are more sophisticated and cost intensive than most producers and producer groups are able to justify economically. Given the highly fragmented nature of the industry, management expects significant consolidation to occur in the future.

STRATEGY

     The Company's goal is to enhance its role as a provider of innovative benefit and insurance solutions to corporations and banks throughout the United States. To accomplish this goal, the Company intends to focus on the following:

     - Leverage Market Reputation. The Company plans to leverage its reputation as an industry leader to expand current operations and to enter into related businesses.

     - Design Innovative Programs. The Company intends to use its expertise in program development to create and market innovative, customized programs in order to facilitate the Company's penetration of new markets and to satisfy the financial needs of its clients in a changing regulatory and economic environment.

     - Diversify Business. The Company plans to identify and enter into related businesses in which its core competencies can be profitably employed. Examples of related businesses include compensation consulting, outsourcing of benefit plan administrative services and marketing to the non-profit sector.

     - Enhance Administrative Capabilities. The Company intends to continue distinguishing itself from its competitors by enhancing its administrative capabilities, providing high quality administrative services and improving operating margins.

     - Pursue Consolidating Acquisitions. The Company intends to take advantage of the expected consolidation in the insurance-financed employee benefit market and implement the Company's design, distribution and service model on a wide-scale basis so as to increase market share, acquire producer and management talent, enter into new markets and improve operating margins through integration efficiencies.

     Subsequent to the completion of the Offering, the Company intends to consider the adoption of a combination of plans to encourage ownership of Common Stock among its employees, producers and directors so as to further align their interests with those of CBH's stockholders. Examples of such plans include a commission reinvestment plan for producers, providing the opportunity to purchase Common Stock through the Company's 401(k) plan and compensating the non-employee members of the Board of Directors with Common Stock.

ACQUISITION STRATEGY

     The insurance-financed employee benefit industry is highly fragmented. Management believes that significant opportunities exist to create a more efficient design, distribution and service system for insurance-financed employee benefit programs. The Company intends to take advantage of these opportunities by pursuing acquisitions on a selected basis. Management categorizes potential acquisition targets in two groups. The first group is comprised of smaller, less sophisticated companies that have not made the necessary investment in technology and personnel, and are finding it increasingly difficult to compete with the larger, more-developed firms. The second group is comprised of viable, sophisticated firms with a solid client base that are owned by a small number of producers who are eager to affiliate their firm with a more established organization.

     Using the successful BCS acquisition as a model, management has established guidelines for evaluating a potential acquisition target. The Company is focused on identifying organizations that can increase the Company's market penetration, retain quality producers after the consummation of the acquisition, create cross-selling opportunities, provide significant opportunity for administrative cost savings and be effected in a manner that is accretive to the Company's earnings. Using these guidelines, the Company will evaluate a potential acquisition target based on factors such as the operating results and financial condition of the target business, its growth potential, the quality of its management and producers and the expected return in relation to other acquisition opportunities. As of June 30, 1998, management had identified approximately 100 companies each with annual revenue in excess of $3.0 million that are potentially attractive acquisition targets. Management believes that the Company's leadership, size, industry expertise and reputation, administrative systems and support and other long-term competitive advantages provide the Company with a decided advantage in its pursuit to acquire selected companies.

PROGRAMS AND PRODUCTS

     Clark/Bardes designs and markets a diverse array of insurance-financed employee benefit programs and provides comprehensive administrative services to meet the needs of its clients. Business-owned life insurance refers to life insurance policies purchased by a business that insure the lives of a number of employees. The business pays the premiums on, and is the owner and beneficiary of, such policies. Business-owned life insurance based programs are used primarily to offset a client's cost of providing employee benefits and to supplement and secure benefits for key executives. More specifically, the cash flow characteristics of business-owned life insurance policies are designed to match closely the long-term cash flow characteristics of a client's employee benefit liabilities. Further, business-owned life insurance offers certain advantages, including (i) the cash value of the policies grows on a tax deferred basis until withdrawal and (ii) the policies' death benefits are received tax-free. Finally, the tax deferred nature of the policies provides an attractive return.

     Currently, the Company derives a substantial majority of its total revenue from the sale of insurance products used to fund the Company's proprietary programs. The Company maintains relationships with insurance companies such as CIGNA, General American, Great-West, Life Investors, Nationwide, Phoenix Home Life and West Coast Life that are strategic in nature, with both parties committed to developing and delivering creative products with high client value. The Company, through its actuaries and legal, accounting and other professionals, works closely with (i) clients to design custom products that meet the unique organizational needs of such client and (ii) selected insurance companies to develop unique policy features at competitive pricing.

     The Company has invested significant time and resources in cultivating relationships with selected carriers, with certain relationships that are considered strategic in nature. However, the Company does not consider its future success to be dependent on any specific insurance carrier. Management believes that there are over 50 top-tier insurance companies with the financial strength and resources to effectively compete in the large-case market, and several hundred carriers suitable for the Company's small-case business. The Company has decided to limit the number of carriers with which it transacts business in order to maximize its bargaining power and resource utilization.

     In connection with agreeing to the extinguishment of the Warrants, Clark/Bardes entered into a five-year production agreement with each of the Carriers that requires Clark/Bardes to market and sell insurance products of each Carrier comprising specified percentages of all insurance products sold by Clark/Bardes as measured by first year commissions payable with respect to such business. The percentages range from 10.0% to 25.0% depending upon the type of insurance product and product exclusivity provisions. Each agreement provides that in the event that Clark/Bardes fails to meet the minimum production requirements, the applicable Carrier is entitled to offset future commissions otherwise payable to Clark/Bardes up to a maximum amount of $150,000 per year. See "The Reorganization -- Extinguishment of Warrants."


     Clark/Bardes entered into a five-year production agreement with General American that requires Clark/ Bardes to market and sell insurance products of General American comprising specified percentages of all insurance products sold by Clark/Bardes as measured by first year commissions payable with respect to such business. The percentages range from 10.0% to 25.0% depending upon the type of insurance product and product exclusivity provisions. The production agreement with General American provides that if Clark/ Bardes fails to meet the minimum production requirements, General American is entitled to offset future commissions otherwise payable to Clark/Bardes up to a maximum amount of $150,000 per year. Further, Clark/Bardes contemplates entering into a five-year joint product development and production agreement with Phoenix Home Life. The agreement contemplates the development of a new product for distribution by Clark/Bardes subject to minimum production requirements of at least $15.0 million in new premium. Prior to the development of the new product, Clark/Bardes will be obligated to sell minimum levels of existing Phoenix Home Life products. Noncompliance with any such minimum production amounts would subject Clark/Bardes to penalties of $100,000 for any twelve month period during which such production is not met. Each of General American and Phoenix Home Life has expressed an interest in purchasing up to $5.0 million of shares of Common Stock in the Offering, at the initial price to public. However, neither General American nor Phoenix Home Life are obligated to purchase any shares of Common Stock and any such purchases are subject to acceptance by each such potential purchaser of the final terms of the Offering as well as the availability of shares offered hereby for purchase by either such potential purchaser.



     Clark/Bardes may consider entering into additional product development and production agreements with other insurance companies in the future. The agreements entered into by Clark/Bardes with the insurance carriers typically provide for the marketing of an insurance carrier's insurance products by Clark/ Bardes, commission payment rates by insurance product, licensing of software for product illustrations, mutual indemnification provisions and short term termination provisions.


     Clark/Bardes' overall approach to marketing and client service is illustrated by the business-owned life insurance marketing process. First, the Company performs the actuarial and insurable interest calculations necessary to determine the amount of life insurance an organization needs to purchase. Then, the Company helps to design a program to meet that particular company's unique organizational needs. Next, Clark/Bardes arranges for the placement of the insurance coverage underlying the Company-designed program with a financially stable insurance company. Last, the Company provides the long-term administrative services associated with the program and the underlying business-owned life insurance policy.

     The Company markets a wide variety of business-owned life insurance based programs, including bank-owned life insurance, deferred income plans ("DIPs"), supplemental executive retirement plans ("SERPs") and supplemental offset plans ("SOPs") and also markets group term carve out plans ("GTCO").

     The following table sets forth the total revenue by product category for the year ended December 31, 1997, and the amount of first year revenue by product category for the year ended December 31, 1997:

                                                    TOTAL REVENUE FOR   FIRST YEAR REVENUE FOR
                                                     THE YEAR ENDED         THE YEAR ENDED
                                                    DECEMBER 31, 1997     DECEMBER 31, 1997
                                                    -----------------   ----------------------
Bank-owned life insurance
  Large case......................................       $16,180               $10,703
  Small case......................................         8,451                 7,101
DIP and SERP......................................         5,352                   424
SOP...............................................         3,379                 3,319
GTCO..............................................         3,534                   422
Discontinued products(1)..........................        10,427                   367
Miscellaneous case revenue(2).....................         2,132                   180
                                                         -------               -------
          Total...................................       $49,455               $22,516
                                                         =======               =======

---------------

(1) Includes renewal revenue from products used in existing plans which are no longer marketed for new plans because of legislative changes.

(2) Includes revenue from miscellaneous programs and other revenue sources.

     Bank-Owned Life Insurance. Bank-owned life insurance refers to business-owned life insurance purchased by a bank. The Office of the Comptroller of the Currency provides guidelines that tie the purchase of bank-owned life insurance to the costs of offsetting employee benefits on an aggregate basis. Clark/Bardes was the first organization to implement large case bank-owned life insurance programs, which are designed for, and marketed to, banks with assets in excess of $1.0 billion. As a result of the BCS acquisition, the Company now markets small case bank-owned life insurance programs, which are used to offset benefit costs for executives and directors of regional and community banks with assets of less than $1.0 billion. The Company markets a wide variety of bank-owned life insurance, including fixed yield policies (general account policies), variable yield policies (separate account policies) and a Protected Equity Plan(TM) (a hybrid policy which provides the minimum return of a fixed yield policy with the upside potential of a variable yield policy).

     Deferred Income Plans. DIPs allow corporate executives to defer a portion of their current income on a tax-deferred basis. The deferred income and interest in a properly designed and administered DIP grows on a tax-deferred basis until distributions are made to the executive, usually at retirement. Corporations often purchase life insurance to create an asset in order to offset the costs of the liability created by a DIP. DIPs can be structured in a variety of ways, including "traditional" DIPs, which credit the deferred income amount with a fixed rate of interest and use fixed yield life insurance products to offset the costs of the Company's liability, and "variable" DIPs, which credit the deferred income amount with interest based on a bond or equity index and use variable yield life insurance products to offset the costs of the Company's liability. In an effort to provide additional security for executives, corporations usually create a trust to hold the related insurance policies.

     As of March 31, 1998, approximately 70.0% of the Fortune 1000 companies offered some form of a DIP. Because DIPs provide executives with a method to defer income at little or no cost to the corporation, management believes that the demand for these plans will continue to rise, as corporations implement new plans or expand the availability of existing plans.

     Supplemental Executive Retirement Plans. SERPs are specifically designed to supplement the dollar limitation on benefits paid from qualified pension plans. The 1993 Omnibus Budget Reconciliation Act (the "OBRA") lowered the maximum dollar amount of compensation that can be used to determine the pension benefits payable to an executive from a qualified plan to $150,000. OBRA had significant adverse effects on defined benefit, defined contribution and 401(k) plans. As a result, non-qualified plans such as SERPs, which are not subject to the same stringent rules, have increased in popularity. SERPs are funded with the same insurance products and strategies used to fund DIPs. As of March 31, 1998, approximately 60.0% of the Fortune 500 companies provided some form of SERP for their executives.

     Supplemental Offset Plans. SOPs are designed to supplement an executive's income by restoring retirement benefits previously limited by legislative changes. Using a technique commonly known as "split dollar," SOPs are funded with insurance policies. Ownership rights to an individual policy are shared between the corporation and the executive. The corporation and the executive share in the insurance policy's increasing cash value and death benefits. The corporation pays the premiums, but recovers these expenditures from its share of the policy's proceeds. The executive's interest in such policy is targeted to equal the present value of the retirement benefits due at the time of such executive's retirement.

     Group Term Carve Out Plans. Currently, a corporation can provide its employees with a group term life insurance policy death benefit of up to $50,000 on a tax-free basis. The cost of providing a death benefit in excess of $50,000 is currently taxed to the employee as ordinary income. GTCOs replace the taxable portion of the group term life insurance plan with permanent life insurance. GTCOs often provide a greater amount of insurance and post-retirement death benefit to the employee at a competitive overall cost. The corporate plan sponsor is not an owner or beneficiary of the permanent life insurance policies.

ADMINISTRATIVE SERVICES

     Management believes that the Company is recognized as an industry leader in providing high quality, unique services to its clients partly through the application of internally developed technology. The Company approaches administrative service opportunities with a differentiation strategy to generate significant revenues and profits. The clients' unique requirements and needs are served through customized, value-added services and intensive client support, creating brand and client loyalty and resulting in lower sensitivity to price. The Company further differentiates itself by employing a focused strategy for a particular buyer group. For instance, Clark/Bardes services segments such as banking with an insider's view of the industry which results in providing high quality services customized to a client's needs while achieving lower costs.

     Clark/Bardes offers customized enrollment and administrative services for insurance-financed employee benefit programs, including business-owned life insurance and non-qualified benefit plans. Due to the many complex requirements of the administrative process, each client is assigned an account team comprised of four account specialists who are responsible for servicing the needs of that client. The administrative services provided by the Company's account specialists include coordinating and managing the enrollment process, distributing communication materials, monitoring financial, tax and regulatory changes, providing accounting reports, performing annual reviews and reporting historical and projected cash flow and earnings. The account specialists are supported by the Company's in-house actuarial, legal, accounting and insurance specialists.

                           CLARK/BARDES PLAN SERVICES

                                  [FLOW CHART]

     The Company builds its client base by fostering long-term client relationships. To this end, the training and focus of each account team centers on the Company's goal of delivering the highest quality program implementation and administrative services in the industry. This benefits both the client, through top professional support, and the producer, who can focus more closely on the sales process. To further emphasize long-term client relationships, the Company enters into administrative agreements with each client, in most cases for a term of five to ten years. Finally, the Company's method of calculating the revenue splits with its producers attempts to ensure the long-term viability of its administrative services group. More specifically, the Company estimates the administrative cost for the term of an administrative agreement. Thereafter, the administrative costs are collected directly from the client or from the producer's commission if no fees are charged to the client. The purpose of this arrangement is to ensure that the revenue from new sales is not required to subsidize the administrative costs of existing cases.

     Management believes that the Company's commitment to providing high quality client and administrative services is one of the primary reasons that the Company has achieved the success it has enjoyed to date. The Company believes that its continued focus on, and investment in, the personnel and technology necessary to deliver this level of client service will bolster the Company's reputation as an industry leader.

DISTRIBUTION

     The Company markets its insurance-financed employee benefit programs and related administrative services through a group of producers in independently operated sales offices located throughout the United States. As of July 24, 1998, the Company was represented by 36 producers in 32 offices, with staffing ranging in size from two persons to over 20 persons. The Company's producers are expected to own an aggregate of at least 34.7% of the outstanding shares of Common Stock after giving effect to the Offering. See "Principal and Selling Stockholders." Each producer is an independent contractor and enters into an agency agreement with the Company to market programs and services on behalf of the Company on an exclusive basis. Each agency agreement defines the duties of the producer to solicit and sell covered business and the revenue splits between the producer and the Company (typically 69.0% to the producer and 31.0% to the Company) and includes a non-solicitation clause (typically, three years by the Company and the producer with respect to separate clients (as defined in the applicable agreement) and five years by the producer with respect to joint clients), confidentiality agreement and operating guidelines and standards. The agency agreements can be terminated by either party with either 90 or 180 days written notice depending upon the individual agreement. As an independent contractor, each producer is responsible for its own selling expenses and overhead.

     Other than The Wamberg Organization (which accounted for approximately 22.8% of 1997 revenues), producers Steven Cochlan and Malcolm Briggs accounted for approximately 14.6% and 10.4%, respectively, of 1997 revenue and no other producers accounted for more than 10.0% of 1997 revenue. The Company recognizes and seeks to expand its base of producers so as to mitigate any dependency on a small number of producers for a large portion of the Company's business. Clark/Bardes and its producers in turn recognize the importance of attracting and retaining qualified, productive sales professionals. To this end, the Company and its producers actively recruit and develop new sales professionals in order to add distribution capacity for the Company. Further, the Company's acquisition strategy focuses on retaining the productive sales professionals of the entity being acquired.

EMPLOYEES

     As of June 30, 1998, the Company employed approximately 145 persons, of whom approximately 65 worked in administrative services, 22 worked in program design, 19 worked in information systems and technical support, 10 worked in accounting, 6 worked in marketing, and the remainder performed various executive and administrative functions. The majority of the Company's employees have college degrees, with several persons holding advanced degrees in law, business administration or actuarial science. Professional development is a highly valued industry characteristic, and insurance and financial planning designations such as FSA, ASA, CLU, CEBS, ChFC, CFP, and FLMI are held by a large number of the Company's employees. The Company actively encourages continuing education for employees through expense reimbursement and reward plans. Due to the specialized nature of the business, Clark/Bardes often recruits experienced persons from insurance companies, consulting firms and related industries.

MARKETING SUPPORT

     Clark/Bardes has made a substantial investment to establish a highly qualified marketing department. The marketing department's primary focus is to support the Company's sales efforts. To this end, the marketing department develops and tracks sales leads for the producers, provides marketing materials and research and performs the public relations function for the Company and its producers. The marketing department, which includes a full time copywriter and graphic artist, produces all the marketing materials used by the Company and its producers. The Company, through its marketing department, distributes external newsletters and other program update pieces to approximately 7,500 current and prospective clients throughout the year and sponsors telephone conferences and meetings featuring industry experts and nationally recognized speakers. Finally, the marketing department coordinates the publication of articles written by Clark/Bardes employees and producers and ensures that Company representatives are quoted as information sources in major national publications. Management believes that the efforts of the Company's marketing department have helped make Clark/Bardes a readily identifiable leader in the insurance-financed employee benefit industry.

PRODUCER SUPPORT

     The Company's producers are supported by a design and analysis department. The department's primary responsibility is to design a customized insurance-financed employee benefit program that will effectively offset the costs of a client's employee benefit liabilities. The design analyst works with the producer to identify the needs of a prospective client. Next, the design analyst investigates the availability and pricing of products that are compatible with that client's needs. Finally, the analyst develops the financial projections necessary to evaluate the benefit costs and cost recoveries for the prospective client, together with an analysis of alternatives to assist that client in making a decision.

TECHNOLOGY AND ADMINISTRATION

     The Company has made a significant investment in developing proprietary financial modeling and administrative systems that support the unique characteristics of insurance-financed employee benefit programs. Both systems are generalized and parameter-driven in order to support the special processing needs of a diverse client base. The Unix-based administrative system utilizes a relational database that allows the

Company to access easily client, participant, policy and benefit information. In addition, a telephonic application allows individual plan participants access 24 hours a day to account balance and unit price information. In 1998, management plans to begin migrating the administrative system to a client-server based environment in order to reduce system development time and to allow the Company to respond more quickly to changing market and client needs.

     Local area networks link all of the Company's personal computers. Internet mail is utilized to communicate with clients and the sales offices. Management intends to continue to invest in technology and system development in order to offer additional services to clients, support new markets, integrate acquired operations, improve productivity and reduce costs. For example, the Company's 1998 capital budget contemplates implementing intranet and collaborative workgroup tools to speed communications and to allow information to be easily shared across the organization. Further, as the Company continues to grow internally and by acquisitions, management intends to establish a wide area network to facilitate communications across all locations.

     The Company maintains a disaster recovery plan for its local area network and Unix environments in order to minimize downtime in the event of a major system failure. The local area network file servers and Unix database servers are located in a physically secure area and all systems are password-protected to ensure access is limited to authorized individuals.

PERSISTENCY

     Over the last five years, the Company has experienced an average annual persistency rate of approximately 98.0% of the inforce insurance underlying the Company's programs. Historically, revenue persistency has tracked with insurance policy persistency with the exception of Leveraged COLI business, which was affected by adverse tax law changes, and business related to Confederation Life Insurance Company, which was impacted by the cessation of operations and subsequent rehabilitation of that company. In both instances renewal revenue was adversely impacted even though insurance policies remained in force. The Company believes that this high persistency rate is attributable to numerous factors. The first factor relates to the underlying purpose of an insurance-financed employee benefit program, which is to offset the costs of employee benefit liabilities and provide long-term benefits to executives. An insurance policy is not typically used to fund the benefits for a specific individual, but rather to offset the costs of a client's employee benefit costs on an aggregate basis. Therefore, the policy is usually held to maturity, regardless of whether any particular individual insured remains with the client. Second, a client would suffer unfavorable tax consequences upon the surrender of the underlying business-owned life insurance policy. The cash value of the policy to the extent it represents amounts beyond the cash premiums paid by the allowable charges against the insurance account, or gain on insurance, is taxed immediately at ordinary income rates upon surrender, and an additional penalty tax applies in certain instances. A client often has the option of making a tax-free exchange to another policy. Upon the exchange, however, the client would incur substantial insurance company-related costs, such as premium taxes. These costs are normally waived in the event a particular insurance company experiences a significant reduction in its credit rating. Third, the Company's high persistency rate is partially attributable to provisions in many interest rate sensitive products that disallow a full-scale withdrawal or exchange. Finally, Clark/Bardes has strategically committed resources to provide a high degree of on-going client service. Management believes that the quality of the Company's services enhances persistency by distinguishing the Company from its competitors.

COMPETITION

     The marketing, design and administration of insurance-financed employee benefit programs is highly competitive. The Company and its producers compete with a large number of insurance agents, life insurance brokers, third party administrators, producer groups and insurance companies. The Company's direct competitors include Compensation Resource Group, Harris Crouch Long Scott and Miller, Management Compensation Group, Newport Group, TBG Financial and The Todd Organization. Furthermore, competition exists for producers and other marketers of life insurance products who have demonstrated sales ability. National banks, with their existing depositor bases for financial services products, may pose increasing competition in the future to companies who sell life insurance products, including the Company. Recent United States Supreme Court decisions have expanded the authority of national banks to sell life insurance products.

     Clark/Bardes competes for clients on the basis of reputation, client service, program and product offerings and the ability to tailor insurance products and administrative services to the specific needs of a client. Although certain competitors have access to proprietary programs and products unavailable to the Company and others offer lower prices for administrative services, management believes that the Company is in a superior competitive position in most, if not all, of the meaningful aspects of its business. Management does not consider its direct competitors to be its greatest competitive threat. Rather, management believes that the Company's most serious competitive threat will likely come either from large, diversified financial entities which are willing to expend significant resources to gain market share or from the larger competitors that pursue an acquisition or consolidation strategy similar to that of the Company.

GOVERNMENT REGULATION

     The insurance-financed employee benefit market is subject to extensive regulation by state governments. Clark/Bardes operates in all 50 states through licenses held by Clark/Bardes or by its producers. In addition, the Company markets its insurance-financed employee benefit programs in the states of Ohio, Pennsylvania and Texas through entities licensed in those states for which the Company provides almost all services by means of administrative service agreements. In general, state insurance laws generally establish supervisory agencies with broad administrative and supervisory powers related to such matters as granting and revoking licenses, approving individuals and entities to whom commissions can be paid, licensing insurance agents, transacting business, approving policy forms and regulating premium rates for some lines of business. Licensing laws applicable to insurance marketing activities and the receipt of commissions vary by jurisdiction and are subject to interpretation as to the application of such requirements to specific activities or transactions. While the Company has not encountered regulatory problems in the past, no assurance can be given that the Company would be deemed to be in compliance with all applicable licensing requirements of each jurisdiction in which the Company operates or that additional licenses would not be required of the Company or that the Company or its producers will not encounter regulatory problems in the future, including any potential sanctions or penalties for operating in a jurisdiction without all required licenses. See "Risk Factors -- Governmental Regulation."

     While the federal government does not directly regulate the marketing of most insurance products, certain products, such as variable life insurance, must be registered under the federal securities acts and therefore the producers and the entities selling such products must be registered with the NASD. The Company markets such insurance products through an entity registered as a broker-dealer and for which the Company provides almost all services by means of administrative service agreements. Further, the Company is subject to various federal laws and regulations affecting matters such as pensions, age and sex discrimination, financial services, securities and taxation. In recent years, the Office of the Comptroller of the Currency has issued a number of rulings which have expanded the ability of banks to sell certain insurance products. Further, the United States House of Representatives is currently considering the Financial Services Act (H.R. 10), which would, among other things, eliminate existing restrictions on the affiliation of insurance companies, banks and securities firms. Such legislation and other future federal or state legislation, if enacted, could result in increased competition, as well as new opportunities, for the Company. See "Risk Factors -- Governmental Regulation."

ANCILLARY BUSINESS ARRANGEMENTS

     Because of various federal and state licensing restrictions, the Company markets certain products registered with the SEC and its insurance-financed employee benefit programs in the states of Ohio, Pennsylvania and Texas through insurance agencies for which the Company provides almost all services by means of an administration and services agreement (an "Administration and Services Agreement"). Each of the insurance agencies, Clark/Bardes Securities, Inc., a Texas corporation licensed as a broker/dealer, Clark/ Bardes Agency of Ohio, Inc., an Ohio corporation, Clark/Bardes, Inc. of Pennsylvania, a Pennsylvania corporation, and Clark/Bardes of Texas, Inc., a Texas corporation, provides the entity through which the Company's producers sell certain products and conduct business in such states. In exchange, each of the insurance agencies is a party to an Administration and Services Agreement pursuant to which such insurance agency pays the Company to furnish facilities, services, personnel and assistance, including (i) performing all bookkeeping and accounting functions,
(ii) establishing and maintaining all records required by law and by generally accepted accounting principles, (iii) furnishing all stationery, forms and supplies, (iv) providing all necessary clerical and professional staff to perform the above activities, (v) providing all computer hardware and software capabilities and facilities, (vi) providing office space, furniture, fixtures, equipment and supplies, (vii) assisting in the preparation of reports required by governmental regulatory and supervisory authorities, and (viii) billing and collection of all premiums. The charges and fees pursuant to the Administration and Services Agreement are equal to the costs incurred by the Company in providing the services, personnel and property, plus an additional amount equal to a certain percentage of such cost. Each insurance agency is solely responsible for its own activities as an insurance producer and for its relationship with the producers or employees in the course and scope of their activities performed on behalf of such agency. Clark/Bardes Securities, Inc. paid the Company an aggregate of $250,000, $211,000 and $206,000 in 1995, 1996 and 1997, respectively. Clark/Bardes Agency of Ohio, Inc. paid the Company an aggregate of $0, $0 and $155,000 in 1995, 1996 and 1997, respectively. Clark/Bardes, Inc. of Pennsylvania paid the Company an aggregate of $66,019, $27,400, and $86,800 in 1995, 1996 and 1997, respectively. Clark/Bardes of Texas, Inc. has not conducted any operations to date, and hence no payments have been made to the Company.

PROPERTIES

     The following table sets forth certain information with respect to the principal facilities used in the Company's operations, both of which are leased:

                                              CURRENT MONTHLY    APPROXIMATE          LEASE
                  LOCATION                      LEASE RATE      SQUARE FOOTAGE   EXPIRATION DATE
                  --------                    ---------------   --------------   ---------------
Dallas, Texas...............................      $46,632           32,000       April 2002
Minneapolis, Minnesota......................      $31,120           15,000       August 2005

     The aggregate monthly lease rate for the properties listed above is $77,752. The Company subleases approximately 2,300 square feet of its Minneapolis, Minnesota office space at a monthly rate of $4,804. Management believes that the Company's existing facilities are adequate to meet its office space requirements for the foreseeable future.

ADVISORY BOARD

     The Company has an advisory board whose primary functions are to offer guidance to the Company's officers and directors and to provide specific assistance and advice regarding potential acquisitions. Currently, the advisory board is comprised of 28 members. While the Company has no obligation to accept or take any actions recommended by the advisory board, management believes that the advisory board, because of its members' broad range of experience and interests, is a valuable source of knowledge from which the Company can draw. The advisory board meets at least once a year, and management consults with individual members of the advisory board from time to time on an as-needed basis.

LEGAL PROCEEDINGS

     From time to time, the Company is involved in various claims and lawsuits incidental to its business, including claims and lawsuits alleging breaches of contractual obligations under agreements with producers. Such claims include pending claims by a former producer with BCS alleging misrepresentations by BCS and related parties in connection with such former producer's agreement with BCS and claiming damages in connection therewith. The Company does not believe that these claims will have a material adverse effect on the Company's business, financial condition and results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information as of June 30, 1998 with respect to the executive officers, directors and key employees of CBH and Clark/Bardes:

                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
W.T. Wamberg..............................  45    Chairman of the Board and Director of each
                                                  of CBH and Clark/Bardes
Lawrence H. Hendrickson...................  59    Vice Chairman and Director of each of CBH
                                                  and Clark/Bardes
Melvin G. Todd............................  42    President, Chief Executive Officer and
                                                  Director of each of CBH and Clark/Bardes
Richard C. Chapman........................  43    Executive Vice President of Clark/Bardes
Thomas M. Pyra............................  46    Chief Financial Officer of each of CBH and
                                                    Clark/Bardes
James V. Meyer............................  42    Senior Vice President of Clark/Bardes
James C. Bean.............................  45    Senior Vice President of Clark/Bardes
Larry R. Sluder...........................  51    Senior Vice President and Corporate Actuary
                                                  of Clark/Bardes
Keith L. Staudt...........................  47    Vice President, General Counsel and
                                                  Secretary of each of CBH and Clark/Bardes
Kathleen L. Cooper........................  48    Vice President, Insurance Administrator of
                                                    Clark/Bardes
William J. Gallegos, Jr...................  38    Vice President, Client Services of
                                                  Clark/Bardes
Kurt J. Laning............................  37    Vice President, Research and Development of
                                                    Clark/Bardes
Sue A. Leslie.............................  52    Vice President, Technical Services of
                                                    Clark/Bardes
Chris L. Parker...........................  33    Vice President, Design and Analysis of
                                                    Clark/Bardes
Ronald A. Roth............................  40    Vice President, Marketing of Clark/Bardes
Randolph A. Pohlman.......................  55    Director of each of CBH and Clark/Bardes
L. William Seidman........................  77    Director of each of CBH and Clark/Bardes
George D. Dalton..........................  70    Director Nominee of each of CBH and
                                                    Clark/Bardes

     W.T. WAMBERG has served as the Chairman of the Board of Directors and a Director of CBH since June 1998, and became the Chairman of the Board of Directors and a Director of Clark/Bardes upon the consummation of the Merger. Mr. Wamberg's term as a Director of CBH expires in January 2001. Mr. Wamberg served as a Director of the Predecessor Company since 1988 and served as the Chairman of the Board of the Predecessor Company from September 1996 until the consummation of the Merger. Mr. Wamberg, who has been a producer for the Company since 1976, is also President and CEO of The Wamberg Organization, Inc., an independently operated sales office that markets the Company's products. Mr. Wamberg graduated from Baldwin-Wallace College with a Bachelor of Arts degree in finance. Mr. Wamberg was formerly President of the Association for Advanced Life Underwriting.

     LAWRENCE H. HENDRICKSON has served as the Vice Chairman of the Board of Directors and Director of CBH since June 1998, and became the Vice Chairman of the Board of Directors and a Director of Clark/

Bardes upon the consummation of the Merger. Mr. Hendrickson's term as Director of CBH expires in January 2000. From September 1996 until the consummation of the Merger, Mr. Hendrickson served as the Vice Chairman of the Board of Directors and a Director of the Predecessor Company. Mr. Hendrickson founded BCS in May 1982 and since that time and through the date of the BCS acquisition served as its Chief Executive Officer. Prior to founding BCS, Mr. Hendrickson was President of L.H. Hendrickson & Co., Inc. providing investment and insurance solutions to small businesses and affluent individuals since 1960. Mr. Hendrickson is a graduate of the University of Minnesota with a Bachelor of Arts degree in business.

     MELVIN G. TODD has served as a Director, Chief Executive Officer and President of CBH since June 1998, and became a Director and the Chief Executive Officer and President of Clark/Bardes upon the consummation of the Merger. Mr. Todd's term as a Director of CBH expires in January 1999. From January 1993 until the consummation of the Merger, Mr. Todd served as a Director and the Chief Executive Officer and President of the Predecessor Company. Prior to joining the Predecessor Company, Mr. Todd served as a Vice President with The Great-West Life Assurance Company. Mr. Todd graduated with honors from the University of Manitoba with a Bachelor of Commerce degree. Mr. Todd is also an active member of the American Academy of Actuaries and a Fellow of the Society of Actuaries.

     RICHARD C. CHAPMAN became an Executive Vice President of Clark/Bardes upon the consummation of the Merger. Prior to the Merger, Mr. Chapman served as the President and Chief Executive Officer of Bank Compensation Strategies Group, an operating division of the Predecessor Company, since September 1997. Prior to joining the Predecessor Company, Mr. Chapman was a producer for BCS since 1985, served as President of BCS since January 1994 and as Chief Executive Officer since September 1997. Prior to joining BCS, Mr. Chapman was an officer with First Bank System, a regional bank holding company in Minneapolis, Minnesota. Mr. Chapman graduated cum laude from Augustana College in Sioux Falls, S.D., with a double major in mathematics and business administration.

     THOMAS M. PYRA became the Chief Financial Officer of CBH in July 1998 and became the Chief Financial Officer of Clark/Bardes upon the consummation of the Merger. Mr. Pyra served as the Chief Financial Officer for the Predecessor Company from July 1998 until the consummation of the Merger. Prior to joining the Predecessor Company, Mr. Pyra served as Vice President and Chief Financial Officer of Geodesic Systems, L.L.C. from April 1997. Mr. Pyra served as Chief Financial Officer for Recompute Corporation from October 1995 until January 1997 and served as Vice President and Controller of Intercraft Company from October 1992 until June 1995. Mr. Pyra received a Bachelor of Science degree in finance and an MBA from DePaul University.

     JAMES V. MEYER became Senior Vice President of Clark/Bardes upon the consummation of the Merger and has served in the same capacity for Bank Compensation Strategies Group, an operating division of the Predecessor Company, since September 1997. Prior to joining the Predecessor Company, Mr. Meyer served as Senior Vice President of BCS from November 1995 to December 1996 and as Executive Vice President of BCS from January 1997 to August 1997. Prior to joining BCS, Mr. Meyer served as a Vice President at Blanski Peter Kronlage & Zoch, public accountants, from May 1987 to November 1995. Mr. Meyer graduated from the University of St. Thomas with a Bachelor of Science degree in Accounting, and from the American College with a Masters of Science in Financial Services. Mr. Meyer holds the designations of Certified Public Accountant and Certified Financial Planner.

     JAMES C. BEAN became the Senior Vice President of Clark/Bardes upon the consummation of the Merger and served in the same capacity for Bank Compensation Strategies Group, an operating division of the Predecessor Company, since February 1998. From October 1990 to February 1998, Mr. Bean served as Senior Vice President and Managing Principal of Mullin Consulting, an executive benefits firm. Mr. Bean graduated from the University of Minnesota with a Bachelor of Arts degree in Liberal Arts.

     LARRY R. SLUDER became Senior Vice President and Corporate Actuary of Clark/Bardes upon the consummation of the Merger and has served in the same capacity for the Predecessor Company from February 1998 until the consummation of the Merger. From August 1993 to February 1998, Mr. Sluder served as a Vice President and Corporate Actuary of the Predecessor Company. Prior to joining the Predecessor Company, Mr. Sluder served as a Consulting Actuary in the executive benefits and compensation area for an actuarial consulting firm. Mr. Sluder graduated from the University of North Carolina with a Bachelor of Science degree in mathematics and continued with graduate studies at Wake Forest University.

     KEITH L. STAUDT has served as the Vice President, General Counsel and Secretary of CBH since June 1998 and became the Vice President, General Counsel and Secretary of Clark/Bardes upon the consummation of the Merger. Prior to June 1998, Mr. Staudt served the Predecessor Company as General Counsel since March 1995, as Vice President and General Counsel since 1997, and as Vice President, General Counsel and Secretary since April 1997. From September 1986 to March 1995, Mr. Staudt served as Vice President of Marketing Services for Allianz Life Insurance Company in Dallas, Texas. Mr. Staudt graduated from the University of Iowa with a Bachelor of Arts degree in Anthropology and a Juris Doctor degree.

     KATHLEEN L. COOPER became Vice President, Insurance Administrator of Clark/Bardes upon the consummation of the Merger and has served in the same capacity for Bank Compensation Strategies Group, an operating division of the Predecessor Company, since September 1997. From November 1990 to September 1997, Ms. Cooper served as a Vice President, Insurance Administrator, for BCS. Ms. Cooper joined BCS at the time it was founded in 1982.

     WILLIAM J. GALLEGOS, JR. became Vice President, Client Services of Clark/Bardes upon the consummation of the Merger and has served in the same capacity for the Predecessor Company since May 1993. From January 1987 to May 1993, Mr. Gallegos served the Predecessor Company in various client service positions. Prior to joining the Predecessor Company in 1987, Mr. Gallegos held accounting and financial analyst positions with Chevron and National Resource Management. Mr. Gallegos graduated from Louisiana State University with a Bachelor of Science degree in Business Administration and a Masters of Business Administration from Louisiana Tech University.

     KURT J. LANING became Vice President, Product Development of Clark/Bardes upon the consummation of the Merger and has served in the same capacity for the Predecessor Company since March 1998. From July 1996 to March 1998, Mr. Laning served as an Actuarial Consultant for Laning Associates, an actuarial services company, and from January 1995 to July 1996 served as Assistant Vice President, Institutional Markets with The Great-West Life Assurance Company. From June 1991 to January 1995, Mr. Laning served as Executive Vice President and Actuary for Bancsource Insurance Services, Inc. Mr. Laning graduated from the University of Wisconsin with a Bachelor of Science degree in Actuarial Science.

     SUE A. LESLIE became Vice President, Technical Services of Clark/Bardes upon the consummation of the Merger and has served in the same capacity for the Predecessor Company since April 1991. Prior to joining the Predecessor Company, Ms. Leslie was a consultant for system implementations at Continuum, Inc. Ms. Leslie has more than 25 years experience developing systems for financial services applications. Ms. Leslie graduated with honors from the University of Texas with a Bachelor of Arts degree in mathematics.

     CHRIS L. PARKER became Vice President, Design and Analysis of Clark/Bardes upon the consummation of the Merger and has served in the same or similar capacities for the Predecessor Company since February 1994. From January 1987 to January 1994, Mr. Parker served as Assistant Manager with The Great-West Life Assurance Company. Mr. Parker graduated from the University of Illinois with a Bachelor of Science degree in Actuarial Science.

     RONALD A. ROTH became Vice President, Marketing of Clark/Bardes upon the consummation of the Merger and has served in the same capacity for the Predecessor Company since March 1993. From May 1989 to March 1993, Mr. Roth was Marketing Manager for The Great-West Life Assurance Company. Mr. Roth graduated from the University of Colorado with a Bachelor of Arts degree in Economics.

     RANDOLPH A. POHLMAN has served as a Director of CBH since June 1998 and became a Director of Clark/ Bardes upon the consummation of the Merger. Mr. Pohlman's term as a Director of CBH expires in January 2001. Since February 1996 until the consummation of the Merger, Mr. Pohlman served as a member of the Predecessor Company's Advisory Board. Since July 1995 Mr. Pohlman has served as the Dean at the School of Business and Entrepreneurship at Nova Southeastern University in Fort Lauderdale, Florida. From April 1990 to July 1995, Mr. Pohlman served as Director of Human Resources World Wide for Koch Industries.

Mr. Pohlman graduated from Kansas State University with a Bachelor of Science and Master of Science degrees in Business Administration and, in addition, earned a Ph.D. in finance and organizational behavior from Oklahoma State University.

     L. WILLIAM SEIDMAN has served as a Director of CBH since June 1998 and became a Director of Clark/ Bardes upon the consummation of the Merger. Mr. Seidman's term as Director of CBH expires in January 2000. From September 1997 until the consummation of the Merger, Mr. Seidman served as a member of the Predecessor Company's Advisory Board. Mr. Seidman is the chief commentator on NBC cable network's CNBC and publisher of Bank Director magazine. From 1985 to 1991, Mr. Seidman served as the fourteenth chairman of the Federal Deposit Insurance Corporation under Presidents Reagan and Bush. He became the first chairman of the Resolution Trust Corporation in 1989 and served in that capacity until 1991. Earlier, Mr. Seidman had served as President Reagan's co-chair of the White House Conference on Productivity, President Ford's Assistant of Economic Affairs and a member of the Arizona Governor's Commission on Interstate Banking. The former dean of Arizona State's College of Business, Mr. Seidman holds an A.B. from Dartmouth (Phi Beta Kappa), an LL.B. from Harvard Law School and an M.B.A. (with honors) from the University of Michigan.

     GEORGE D. DALTON has been nominated to serve as a Director of CBH and Clark/Bardes. Mr. Dalton's term as a Director of CBH would expire in January 1999. Since July 1984, Mr. Dalton has served as the Chairman of the Board and Chief Executive Officer of Fiserv Inc., a public company engaged in data processing outsourcing. Since 1996, Mr. Dalton has served as a director and a member of the compensation and audit committees of APAC Teleservices, Inc., a public telemarketing company. Further, Mr. Dalton has served as a director and member of the compensation committee of ARI Network Services, Inc., a public company engaged in computer networking services since 1994.

     The directors will be divided as evenly as possible into three classes, denominated Class I, Class II and Class III, with the terms of office of each class expiring at the 1999, 2000 and 2001 annual meeting of stockholders, respectively. After his initial term, each Director will serve for a term ending at the third annual meeting following the annual meeting at which such Director is elected and until his successor is elected an qualified, or until his earlier death, resignation or removal. The Directors in each class are as follows: Class I--Mr. Todd and Mr. Dalton, Class II--Mr. Hendrickson and Mr. Seidman, Class III--Mr. Wamberg and Mr. Pohlman. All officers are appointed by, and serve at the discretion of, the Board of Directors. CBH intends to add two more directors after the Offering.

EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation with respect to the Chief Executive Officer of the Company and the Company's four most highly compensated executive officers in 1997 other than the Chief Executive Officer for services rendered to the Predecessor Company.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                      ANNUAL COMPENSATION(1)(2)       SECURITIES
                                                   -------------------------------    UNDERLYING
                                                   YEAR    SALARY($)   BONUS($)(3)    OPTIONS(#)
                                                   ----    ---------   -----------   ------------
Melvin G. Todd...................................  1997    $250,886     $225,007        70,833
  President, Chief Executive Officer and Director  1996     250,008      200,006            --
                                                   1995     250,000      133,333            --
Richard C. Chapman(4)............................  1997      84,191       75,000            --
  Executive Vice President                         1996          --           --            --
                                                   1995          --           --            --
Larry R. Sluder..................................  1997     131,554       78,500        30,145
  Senior Vice President and Corporate Actuary      1996     111,000       49,400            --
                                                   1995     105,000       28,000            --
Keith L. Staudt..................................  1997     113,554       50,400        14,640
  Vice President, General Counsel and Secretary    1996     102,750       20,550            --
                                                   1995      67,846       10,000            --
Sue A. Leslie....................................  1997     105,000       47,250        16,667
  Vice President, Technical Services               1996     100,000       40,000            --
                                                   1995      94,500       25,200            --

---------------

(1) Does not include "Other Annual Compensation" because amounts of certain perquisites and other noncash benefits provided by the Company did not exceed the lesser of $50,000 or 10.0% of the total annual base salary and bonus disclosed in this table for the respective officer.

(2) Clark/Bardes does not pay Mr. Wamberg for services other than as Chairman of the Board and Director. Clark/Bardes pays commission splits to The Wamberg Organization which in turn pays Mr. Wamberg's salary. See "Certain Transactions -- Principal Office Agreement with W.T. Wamberg" and
    "-- Compensation of Directors."

(3) Represents incentive compensation under employment agreements entered into with the named executives. See "Management -- Employment and Indemnification Agreements."

(4) Represents compensation paid by the Predecessor Company for the four month period ended December 31, 1997.

     The following table sets forth certain information concerning the options granted to the named executive officers during 1997:

                           OPTION GRANTS IN LAST YEAR

                                               INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE VALUE
                             ------------------------------------------------------     AT ASSUMED ANNUAL RATES
                             NUMBER OF      % OF TOTAL                                       OF STOCK PRICE
                             SECURITIES   OPTIONS GRANTED                                     APPRECIATION
                             UNDERLYING    TO EMPLOYEES     EXERCISE                       FOR OPTION TERM(2)
                              OPTIONS           IN            PRICE      EXPIRATION    --------------------------
           NAME               GRANTED         YEAR(1)       PER SHARE       DATE           5%             10%
           ----              ----------   ---------------   ---------    ----------    -----------    -----------
Melvin G. Todd.............    20,833           7.2           $4.80        3/5/07       $ 62,888       $159,372
                               50,000          17.2           $7.00        3/5/07       $220,113       $557,810
Richard C. Chapman.........        --            --              --            --             --             --
                                   --            --              --            --             --             --
Larry R. Sluder............     5,145           1.8           $4.80        3/5/07       $ 15,531       $ 39,359
                               25,000           8.6           $7.00        3/5/07       $110,057       $278,905
Keith L. Staudt............     2,140            .7           $4.80        3/5/07       $  6,460       $ 16,371
                               12,500           4.3           $7.00        3/5/07       $ 55,028       $139,452
Sue A. Leslie..............     4,167           1.4           $4.80        3/5/07       $ 12,579       $ 31,877
                               12,500           4.3           $7.00        3/5/07       $ 55,028       $139,452

---------------

(1) Options to purchase a total of 140,830 shares of common stock of the Predecessor Company at an exercise price of $4.80 per share were granted in 1997, and options to purchase a total of 150,000 shares of common stock of the Predecessor Company at an exercise price of $7.00 per share were granted in 1997.

(2) In accordance with the rules of the SEC, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on the assumed rates of stock appreciation of 5.0% and 10.0% compounded annually from the date the respective options were granted to their expiration date and do not reflect the Company's estimates or projections of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock, the option holder's continued employment through the option period, and the date on which the options are exercised.

     The following table sets forth certain information concerning all unexercised options held by the named executive officers as of December 31, 1997. For additional information and certain terms of options see
"Management -- Stock Option Plan." No options were exercised during 1997.

       AGGREGATE OPTION EXERCISES IN LAST YEAR AND YEAR END OPTION VALUES

                                                                                          VALUE OF UNEXERCISED IN
                                                             NUMBER OF UNEXERCISED         THE MONEY OPTIONS AT
                                SHARES                      OPTIONS AT YEAR-END(#)              YEAR-END(1)
                              ACQUIRED ON      VALUE      ---------------------------   ---------------------------
            NAME              EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   -----------   -----------   -------------   -----------   -------------
Melvin G. Todd..............      --            --           20,833        50,000         $87,499       $100,000
Richard C. Chapman..........      --            --           --            --                  --             --
Larry R. Sluder.............      --            --            6,250        23,895          12,500         59,109
Keith L. Staudt.............      --            --            3,125        11,515           6,250         27,738
Sue A. Leslie...............      --            --            3,125        13,542           6,250         36,250

---------------

(1) Value for "in-the-money" options represents the positive spread between the respective exercise prices of outstanding options and an assumed initial public offering price of $9.00 per share (the low point of the Range).

COMMITTEES OF THE BOARD OF DIRECTORS

     Upon the consummation of the Offering, the Board of Directors will establish an audit committee (the "Audit Committee"), which will consist of Messrs. Pohlman and Seidman, a compensation committee (the "Compensation Committee"), which will consist of Messrs. Pohlman and Seidman, and an executive committee (the "Executive Committee"), which will consist of Messrs. Wamberg, Hendrickson and Todd.

     The Audit Committee will review the scope and approach of the annual audit, the annual financial statements of the Company and the auditors' report thereon and the auditors' comments relative to the adequacy of the Company's system of internal controls and accounting systems. The Audit Committee will also recommend to the Board of Directors the appointment of independent public accountants for the following year. The Audit Committee will consist of at least two members, both of whom will be independent directors.

     The Compensation Committee will review management compensation levels and provide recommendations to the Board of Directors regarding salaries and other compensation for the Company's executive officers, including bonuses and incentive plans, and will administer the Stock Option Plan.

     The Executive Committee will have the power and authority of the Board of Directors to manage the affairs of the Company between meetings. The Executive Committee will also regularly review significant corporate matters and recommend action as appropriate to the Board of Directors.

COMPENSATION OF DIRECTORS

     The members of the Board of Directors of each of CBH and Clark/Bardes who are also employees receive no additional compensation for their services as a director. Prior to the Offering, the Company reimbursed Mr. Wamberg and Mr. Hendrickson up to an aggregate of $100,000 and $75,000, respectively, per calendar year for expenses incurred on behalf of CBH and Clark/Bardes. The Company anticipates adopting new policies regarding director compensation in the near future.

EMPLOYEE BENEFIT AND RETIREMENT PLANS

     The Company maintains a defined contribution plan for its employees that is qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "401(k) Plan"). Clark/Bardes matches 50.0% of the first 6.0% of salary that an eligible participant contributes to the 401(k) Plan.

STOCK OPTION PLAN

     A total of 2,000,000 shares of Common Stock has been reserved for issuance pursuant to the Stock Option Plan. On the date of this Prospectus, there were 690,853 shares of Common Stock subject to options previously granted at a weighted average exercise price of $7.71 per share. The Stock Option Plan was initially adopted by the Predecessor Company in March 1997 and assumed, amended and restated by CBH in July 1998 in connection with the Reorganization. Subsequent to the amendment of the Stock Option Plan, an aggregate of 400,023 options were granted at the Offering price. The Stock Option Plan is administered by the Board or the Compensation Committee, who have full authority to determine the individuals to whom, and the time at which, the options may be granted and the number of shares covered by each option. Both nonqualified stock options and incentive stock options (as defined in the Code) may be granted under the Stock Option Plan. The option price per share is determined by the Compensation Committee but may not be less than fair market value for incentive stock options. Options may be granted to officers, employees (including officers who are also directors), non-employee directors or licensed insurance producers of the Company or any of its subsidiaries. Incentive stock options are not transferable or assignable by an optionee other than by will or the laws of descent and distribution. Nonqualified stock options may be transferred to certain permitted transferees to the extent permitted in the applicable nonqualified stock option agreement granting any such nonqualified stock options.

EMPLOYEE STOCK PURCHASE PLAN

     In July 1998, the Board of Directors adopted the Stock Purchase Plan, under which a total of 200,000 shares of Common Stock have been reserved for issuance. The Board of Directors has appointed a committee to administer the Stock Purchase Plan. Any employee who has been employed by the Company for 90 days is eligible to participate in offerings under the Stock Purchase Plan.

     The Stock Purchase Plan will be implemented by eight semi-annual offerings of Common Stock beginning on each January 1 and July 1 in each of the years 1999, 2000, 2001 and 2002, and terminating on June 30 and December 31 of each such year. The maximum number of shares issued in such years will be 50,000 in 1999, and 50,000 plus the number of unissued shares from prior offerings for each of 2000, 2001 and 2002.

     On the commencement date of each offering under the Stock Purchase Plan, a participating employee will be deemed to have been granted an option to purchase a maximum number of shares of Common Stock equal to: (i) the percentage of the employee's base pay that such employee has elected to be withheld (not to exceed 10.0%), (ii) multiplied by such employee's base pay during the period of such offering and (iii) divided by the lower of 85.0% of the closing market price of the Common Stock on the applicable offering commencement date or 85.0% of the closing market price of the Common Stock on the offering termination date. Options held by a participant shall be exercisable only by that participant.

     No employee may be granted options to participate in the Stock Purchase Plan if, as a result of such grant, such employee would (i) own stock or hold options to purchase stock possessing 5.0% or more of the total combined voting power or value of all classes of stock of the Company or (ii) have rights to purchase stock under all employee stock purchase plans of the Company that accrue at a rate in excess of $25,000 in fair market value for any calendar year.

     Unless a participant gives written notice to the Company, such participant's option for the purchase of Common Stock with payroll deductions made during an offering shall be deemed to have been exercised automatically on the offering termination date applicable to such offering, for the purchase of the number of full shares of Common Stock that the accumulated payroll deductions at that time will purchase at the applicable option price. A participant may withdraw payroll deductions credited to his account under the Stock Purchase Plan at any time.

KEY EXECUTIVE LIFE INSURANCE

     The Company maintains and is the sole beneficiary of key man life insurance policies on the lives of Mr. Wamberg, Mr. Hendrickson, Mr. Todd and Mr. Chapman in the amounts of $11.0 million, $3.0 million, $1.0 million and $2.0 million, respectively. See "Risk Factors -- Dependence on Key Personnel."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth the number and percentage of the outstanding shares of Common Stock owned beneficially as of the date of this Prospectus by:
(i) each person or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act) known by the Company to beneficially own more than 5% of the Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all directors and executive officers as a group.

                                                        BENEFICIAL OWNERSHIP
                                                           OF COMMON STOCK      BENEFICIAL OWNERSHIP
                                                            PRIOR TO THE           OF COMMON STOCK
                                                             OFFERING(1)        AFTER THE OFFERING(1)
                                                        ---------------------   ---------------------
               NAME OF BENEFICIAL OWNER                   SHARES     PERCENT      SHARES     PERCENT
               ------------------------                 ----------   --------   ----------   --------
W.T. Wamberg(2)(3)(4).................................  1,938,518      47.8%    1,938,518      24.1
Lawrence H. Hendrickson...............................    415,509      10.2%      415,509       5.2
Richard C. Chapman....................................    304,152       7.5%      304,152       3.8
Melvin G. Todd(5).....................................    266,297       6.5%      266,297       3.3
William J. Gallegos, Jr.(6)...........................     23,895         *        23,895         *
Sue A. Leslie(7)......................................     30,833         *        30,833         *
Chris L. Parker(8)....................................     16,368         *        16,368         *
Ronald A. Roth(9).....................................     27,913         *        27,913         *
Larry R. Sluder(10)...................................     37,723         *        37,723         *
Keith L. Staudt(11)...................................     23,202         *        23,202         *
Randolph A. Pohlman(12)...............................      8,333         *         8,333         *
All directors and executive officers as a group (11
  individuals)........................................  3,092,743      76.2%    3,092,743      38.4%

---------------

  *  Less than 1%

 (1) In computing the number of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options and warrants or convertible debt held by that person that are currently exercisable or that become exercisable within 60 days of the date of this Prospectus are deemed outstanding for such person but are not deemed to be outstanding for purposes of computing the ownership percentage for any other person.

 (2) Mr. Wamberg has granted the Underwriters an over-allotment option to purchase 600,000 shares of Common Stock exercisable at any time during the 30-day period after the date of this Prospectus. After giving effect to the Offering and if the over-allotment is exercised in full, Mr. Wamberg would own 1,338,518 shares of Common Stock representing 16.6% of the outstanding shares of Common Stock.

 (3) Mr. Wamberg intends to grant to certain employees of The Wamberg Organization options to purchase an aggregate of 141,406 shares of Common Stock at varying exercise prices per share. None of the options to be granted to the employees of The Wamberg Organization are exercisable within 60 days and therefore Mr. Wamberg remains the beneficial owner of such shares.

 (4) Mr. Wamberg has agreed to purchase $1.2 million in aggregate principal amount of the Clark/Bardes 8.5% Convertible Subordinated Notes due September 2007 from BCS, an entity that is wholly owned by Messrs. Hendrickson, Chapman and Walter Hilgenberg. These notes are convertible at the election of Mr. Wamberg into 203,390 shares of Common Stock and therefore the number of shares beneficially owned by Mr. Wamberg include the 203,390 shares of Common Stock issuable upon conversion of the notes.

 (5) Includes 101,356 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Prospectus.

 (6) Includes 14,573 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Prospectus.

 (7) Includes 16,667 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Prospectus.

 (8) Includes 14,434 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Prospectus.

 (9) Includes 16,413 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Prospectus.

(10) Includes 30,146 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Prospectus.

(11) Includes 14,640 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Prospectus.

(12) Includes 8,333 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Prospectus.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PRINCIPAL OFFICE AGREEMENT WITH W.T. WAMBERG

     The Company and Mr. Wamberg are the parties to a Principal Office Agreement dated July 29, 1993, pursuant to which The Wamberg Organization markets, on behalf of the Company, life insurance and administrative and consulting services, and the Company furnishes to The Wamberg Organization marketing materials and concepts, program design ideas, selected life insurance products, specimen plan documents and administrative services. Upon request, the Company will provide to The Wamberg Organization life insurance and benefit plan illustrations, technical support personnel and such other services as are reasonably necessary for the sale of the Company's programs. The agreement can be terminated by either party upon 90 days' written notice. The Wamberg Organization's commissions range between 65.0% and 70.0% of total revenue depending on the amount of total revenue generated from a case. Commissions and fees payable to The Wamberg Organization are net of any of the Company's administrative costs as determined by the Board of Directors. Pursuant to the terms of the Principal Office Agreement, The Wamberg Organization was paid $3,872,000, $4,964,000, and $7,792,000 in 1995, 1996 and 1997, respectively, for commissions and fees earned. The terms and conditions of Mr. Wamberg's Principal Office Agreement are similar in all material respects to the terms and conditions of such agreements with other producers designated as principals.

PURCHASE OF RENEWAL REVENUE FROM W.T. WAMBERG AND THE WAMBERG ORGANIZATION

     On July 31, 1998, the Predecessor Company, Mr. Wamberg and The Wamberg Organization entered into an agreement which provides for, among other things, a purchase of the renewal revenue due under the Principal Office Agreement with Mr. Wamberg in exchange for a cash payment of approximately $7.4 million. The Company considered the opportunity to acquire the renewal revenue from Mr. Wamberg to be consistent with the Company's overall strategy of acquiring businesses when suitable opportunities arise. This transaction allows Clark/Bardes to retain additional commission and fee revenue for the ten year period following the consummation of the transaction. The additional revenue equates to approximately 19.0% of the commission and fee revenue, prior to deduction of servicing costs, related to renewal revenue on Mr. Wamberg's and The Wamberg Organization's inforce business as of June 30, 1998. No independent valuation of the business to be acquired was performed. This transaction was approved by approximately 99.0% of the disinterested stockholders of the Predecessor Company at a stockholders' meeting held on July 31, 1998. This transaction will be effective as of January 1, 1999.

RESTRUCTURING OF THE GRANT OF STOCK TO MELVIN TODD

     In December 1994, the Predecessor Company granted to Mr. Todd 52,500 shares of the Predecessor Company's common stock effective July 1, 1998 if Mr. Todd is employed as the Company's CEO at that time. In June 1998, this agreement was altered to provide that if Mr. Todd is employed as CEO on July 1, 1998 he will receive 24,108 shares of Common Stock, $223,650 in cash and a fully vested five year option to purchase 30,523 shares of Common Stock exercisable at the initial public offering price.

STOCK PURCHASE AGREEMENTS

     On August 29, 1997, the Predecessor Company purchased from Henry J. Smith, the retired former Chairman of the Board of Directors of the Predecessor Company, 702,152 shares of the Predecessor Company's common stock, which represented all of the shares of common stock owned by Mr. Smith. The shares were purchased in connection with Mr. Smith's retirement from the Predecessor Company. The purchase price equaled $4.80 per share for an aggregate of $3,370,332 and consisted of the payment of cash in the amount of $3,033,290 and the issuance of a Promissory Note in the principal amount of $337,042, which amount has been paid in full.

     On August 29, 1997, the Predecessor Company purchased an aggregate of 1,396,571 shares of the Predecessor Company's common stock, representing 75% of the shares of common stock owned by a group of stockholders of the Predecessor Company consisting of Malcolm N. Briggs, Steven J. Cochlan, G.F.

Pendleton, III and Don R. Teasley. The purchase of the shares was made in connection with obtaining the consent of such stockholders to certain transactions such as the BCS acquisition. The purchase price, which included a premium of $1.20 per share for the consent to certain transactions such as the redomestication of the Company, equalled $6.00 per share for an aggregate of $8,379,429 and consisted of the payment of cash in the amount of $7,541,486 and the issuance of Subordinated Promissory Notes in the aggregate principal amount of $837,943, which amount has been paid in full. Each seller agreed to vote all shares of capital stock then owned, or thereafter acquired, in the manner specified or directed by the board of directors.

     On November 14, 1997, the Predecessor Company purchased from Don Teasley an aggregate of 52,242 shares of the Predecessor Company's common stock. The purchase price equalled $4.20 per share for an aggregate of $219,414 and was paid in cash. The purchase of such shares was made in connection with the termination of Mr. Teasley's producer agreement with the Predecessor Company.

     The Predecessor Company did not obtain any independent valuation with respect to any of the above described stock purchases. In each case, the Board of Directors of the Predecessor Company determined that the purchase price offered by the holders of such shares was fair in relation to prior transactions and the circumstances of each such purchase of shares.

PHANTOM STOCK AGREEMENT

     The Predecessor Company entered into a Phantom Stock Agreement, dated September 5, 1997, with Steven J. Cochlan, a producer of the Company. Under this agreement, Mr. Cochlan is entitled to receive payments expressed in units (the "Incentive Units") based upon certain levels of revenue received by the Company on sales of certain products by Mr. Cochlan. Mr. Cochlan will be entitled to receive payments for the value, if any, of the Incentive Units, beginning April 1, 2003 and every year thereafter until April 1, 2008. Management believes that it is unlikely that Mr. Cochlan will be entitled to any payments under the Phantom Stock Agreement based on the required revenue performance levels.

ANCILLARY BUSINESS ARRANGEMENTS

     Because of various federal and state licensing restrictions, the Company markets certain products registered with the SEC and its insurance-financed employee benefit programs in the states of Ohio, Pennsylvania and Texas through insurance agencies for which the Company provides almost all services pursuant to an Administration and Services Agreement. Each of the insurance agencies, Clark/Bardes Securities, Inc., a Texas corporation licensed as a broker/dealer, Clark/Bardes Agency of Ohio, Inc., an Ohio corporation, Clark/Bardes, Inc. of Pennsylvania, a Pennsylvania corporation, and Clark/Bardes of Texas, Inc., a Texas corporation, provides the entity through which the Company's producers sell certain products and conduct business in such states. In exchange, each of the insurance agencies is a party to an Administration and Services Agreement pursuant to which such insurance agency pays the Company to furnish facilities, services, personnel and assistance, including (i) performing all bookkeeping and accounting functions, (ii) establishing and maintaining all records required by law and by generally accepted accounting principles, (iii) furnishing all stationary, forms, and supplies, (iv) providing all necessary clerical and professional staff to perform the above activities, (v) providing all computer hardware and software capabilities and facilities, (vi) providing office space, furniture, fixtures, equipment and supplies, (vii) assisting in the preparation of reports required by governmental regulatory and supervisory authorities, and
(viii) billing and collection of all premiums. The charges and fees pursuant to the Administration and Services Agreements are equal to the costs incurred by the Company in providing the services, personnel and property, plus an additional amount equal to a certain percentage of such cost. Each insurance agency is solely responsible for its own activities as an insurance producer and for its relationship with the producers or employees in the course and scope of their activities performed on behalf of such agency. See "Business -- Ancillary Business Arrangements."

                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this Prospectus, the authorized capital stock of CBH consists of 20,000,000 shares of Common Stock, par value $0.01 per share, of which 8,059,677 shares will be outstanding immediately following the Offering, and 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of which no shares will be outstanding immediately following the Offering. The following summary of CBH's capital stock is qualified in its entirety by reference to CBH's Certificate of Incorporation and its Bylaws.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to share ratably in the net assets of CBH upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of the Preferred Stock then outstanding. The holders of Common Stock have no preemptive rights to purchase shares of stock in CBH. The shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of CBH. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued by CBH in the Offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock will be subject to those of the holders of any shares of Preferred Stock the Company may issue in the future. See "Risk
Factors -- Anti-Takeover Considerations"

PREFERRED STOCK

     The Board of Directors may from time to time authorize the issuance of one or more classes or series of Preferred Stock without stockholder approval. Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the Board of Directors is authorized to adopt resolutions to issue the shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions on shares of Preferred Stock, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences, in each case without any action or vote by the stockholders. CBH has no current plans to issue any shares of Preferred Stock of any class or series.

     One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to discourage an attempt to obtain control of CBH by means of a tender offer, proxy contest, merger or otherwise, and thereby protect CBH's management. The issuance of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by CBH may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the trading price of the Common Stock. See "Risk Factors -- Anti-Takeover Considerations."

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     Upon completion of the Offering there will be 9,740,323 shares of Common Stock (excluding an aggregate of 2.0 million shares reserved for issuance under the Stock Option Plan and 200,000 shares reserved for issuance under the Stock Purchase Plan) and 1,000,000 shares of Preferred Stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including to facilitate acquisitions or future public offerings to raise additional capital. CBH does not currently have any plans to issue additional shares of Common Stock or Preferred Stock (other than shares of Common Stock issuable under the Stock Option Plan and the Stock Purchase Plan).

ANTI-TAKEOVER CONSIDERATIONS AND SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     Certificate of Incorporation and Bylaws. A number of provisions of the Certificate of Incorporation and Bylaws concern matters of corporate governance and the rights of stockholders. Certain of these provisions, including those which provide for the classification of the Board of Directors and which grant the Board of Directors the ability to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. Certain of these provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to the stockholders of CBH. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect the interests of CBH and its stockholders.

     Classified Board of Directors. The Certificate of Incorporation provides for a Board of Directors that is divided into three classes. The directors in Class I hold office until the first annual meeting of stockholders following the Offering, the directors in Class II hold office until the second annual meeting of stockholders following the Offering, and the directors in Class III hold office until the third annual meeting of stockholders following the Offering (or, in each case, until their successors are duly elected and qualified or until their earlier resignation, removal from office for cause or death), and, after each such election, the directors in each such class will then serve in succeeding terms of three years and until their successors are duly elected and qualified. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of CBH and may maintain the incumbency of the Board of Directors, as the classification of the Board of Directors and such other provisions generally increase the difficulty of, or may delay, replacing a majority of the directors. The Bylaws provide that directors may only be removed for cause by a vote of holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock. Vacancies and newly created directorships may only be filled by a majority of the directors.

     Meetings of Stockholders. The Bylaws provide that annual meetings of stockholders shall be held at such hour on such day and at such place within or without the State of Delaware as may be fixed by the Board of Directors. A special meeting of the stockholders may be called only by the Chairman of the Board, the President, the Board of Directors or by the written request by a vote of holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock.

     Advance Notice Provisions. The Bylaws provide that nominations for directors may not be made by stockholders at any annual or special meeting thereof unless the stockholder intending to make a nomination notifies CBH of its intention a specified number of days in advance of the meeting and furnishes to CBH certain information regarding itself and the intended nominee. The Bylaws also require a stockholder to provide to the Secretary of CBH advance notice of business to be brought by such stockholder before any annual or special meeting of stockholders as well as certain information regarding such stockholder and others known to support such proposal and any material interest they may have in the proposed business. These provisions could delay stockholder actions that are favored by the holders of at least a majority of the outstanding stock of CBH until the next stockholders' meeting.

     No Stockholder Action by Written Consent. The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of CBH at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof.

     Amendment of the Certificate of Incorporation and Bylaws. The Certificate of Incorporation provides that an amendment thereof must first be approved by a majority of the Board of Directors and (with certain exceptions) thereafter must be approved by a vote of the holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock with respect to such amendment or repeal.

     The Certificate of Incorporation and Bylaws provide that the Bylaws may be amended or repealed by the Board of Directors or by the stockholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of the holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock with respect to such amendment or repeal.

     Delaware Statutory Business Combination Provision. CBH is subject to
Section 203 ("Section 203") of the DGCL, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

     Section 203 defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
Section 203 defines an "interested stockholder" as a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the outstanding voting stock of the corporation. Section 203 would not apply to transactions with Mr. Wamberg or his affiliates and associates because Mr. Wamberg became an interested stockholder prior to the time that CBH became subject to Section 203.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that, with certain limited exceptions, such bylaw or charter amendment shall not become effective until 12 months after the date it is adopted. Neither the Certificate of Incorporation nor the Bylaws contains any such exclusion.

  Stockholder Rights Plan

     On July 10, 1998, the Board of Directors of CBH declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock of CBH. The dividend will be payable to stockholders of record on July 20, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from CBH one one-thousandth of a share of Junior Participating Preferred Stock, Series A, par value $0.01 per share (the "Preferred Shares"), of CBH at $63 per one-thousandth of a Preferred Share (the "Purchase Price") The description and terms of the Rights are set forth in a Rights Agreement (the "Rights

Agreement") between CBH and The Bank of New York, as Rights Agent (the "Rights Agent"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     Initially, the Rights will be attached to all certificates representing shares of Common Stock ("Common Shares") then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) the close of business 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares (or, if the tenth day after such Acquiring Person acquires beneficial ownership of 15% or more of the outstanding Common Shares occurs before the Record Date, the close of business on the Record Date), or
(ii) the close of business 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date").

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire on the date ten years after the Record Date (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by CBH, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-thousandth of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1000 per share but will be entitled to an aggregate payment of 1000 times the payment made per Common Share. Each Preferred Share will have 1000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event that CBH is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of CBH may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of CBH's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of CBH, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of CBH may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of CBH without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of CBH, including without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of CBH, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

     Each outstanding Common Share on the Record Date received one Right. As long as the Rights are attached to the Common Shares, CBH will issue one Right with each new Common Share so that all such shares will have attached rights. CBH will reserve 20,000 Preferred Shares for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire CBH on terms not approved by CBH's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by CBH at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares.

     Indemnification and Limitation Of Liability. The Certificate of Incorporation provides that a director shall not be liable to CBH or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the DGCL, as it now exists or may hereafter be amended. The Certificate of Incorporation and the Bylaws also provide that CBH shall indemnify any and all persons whom it shall have the power to indemnify, including directors, officers and agents (as determined at the discretion of the Board of Directors), against any and all expenses, liabilities or other matters, to the fullest extent permitted by the DGCL. At the present time, there is no pending litigation or proceeding involving any director, officer, employee or agent of CBH in which indemnification will be required or permitted. CBH is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

     Preferred Stock. The Certificate of Incorporation permits CBH's Board of Directors to issue Preferred Stock at any time without stockholder approval. See "Description of Capital Stock -- Preferred Stock."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of a substantial number of shares of Common Stock in the public market could adversely affect trading prices prevailing from time to time.

     Upon completion of the Offering, CBH will have outstanding 8,059,677 shares of Common Stock. The shares sold in the Offering will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of CBH as that term is defined in Rule 144, which is summarized below. Of the remaining 4,059,677 shares, 1,580,513 shares are freely transferable and 2,479,164 shares are "restricted securities" as that term is defined in Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if such sale is registered under the Securities Act or if such sale qualifies for an exemption from registration, such as the one provided by Rule 144. Sales of the Restricted Shares in the open market, or the availability of such shares for sale, could adversely affect the trading price of the Common Stock.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year following the later of the date of the acquisition of such shares from the issuer or an affiliate of the issuer would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
(i) 1.0% of the number of shares of Common Stock then outstanding (approximately 80,597 shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years following the later of the date of the acquisition of such shares from the issuer or an affiliate of the issuer, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     CBH intends to file registration statements on Form S-8 under the Securities Act covering the offering and sale of the 2,000,000 shares of Common Stock reserved for issuance under the Stock Option Plan and the 200,000 shares reserved for issuance under the Stock Purchase Plan. Accordingly, shares of Common Stock issued upon exercise of options granted under the Stock Option Plan or purchased with payroll deductions under the Stock Purchase Plan will be available for sale in the open market, unless such shares are subject to certain lock-up agreements. See "Underwriting."

                                  UNDERWRITING

     The underwriters of the Offering named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc., Piper Jaffray Inc. and Conning & Company are acting as representatives, have severally agreed with CBH, subject to the terms and conditions of the Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-1 of which this Prospectus is a part), to purchase from CBH the aggregate number of Shares set forth opposite their respective names below:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Bear, Stearns & Co. Inc. ...................................
Piper Jaffray Inc. .........................................
Conning & Company...........................................

                                                              --------
          Total.............................................
                                                              ========

     The nature of the obligations of the Underwriters is such that all of the Common Stock must be purchased if any is purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. CBH has agreed to indemnify the Underwriters against certain liabilities, including under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

     CBH has been advised that the Underwriters propose to offer the Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price
less a concession not to exceed $     per share, that the Underwriters may
allow, and such selected dealers may reallow, a concession to certain other
dealers not to exceed $     per share, and that after the commencement of the
Offering, the public offering price and the concessions may be changed.

     Mr. Wamberg has granted to the Underwriters an option to purchase in the aggregate up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. The option may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent the option is exercised, the Underwriters will be severally committed, subject to certain conditions, including the approval of certain matters by counsel, to purchase the additional shares of Common Stock in proportion to their respective purchase commitments as indicated in the preceding table.

     CBH, its executive officers, directors and principal stockholders, including Mr. Wamberg, have agreed that, subject to certain limited exceptions, for a period of at least 180 days after the date of this Prospectus, without the prior written consent of Bear, Stearns & Co. Inc., they will not, directly or indirectly, offer or agree to sell, sell or otherwise dispose of any shares of Common Stock (or securities convertible into, exchangeable for or evidencing the right to purchase shares of Common Stock).

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined through negotiations among CBH and the representatives of the Underwriters. Among the factors to be considered in making such determination will be CBH's financial and operating history and condition, its prospects and prospects for the industry in which it does business, the management of CBH, prevailing equity market conditions and the demand for securities considered comparable to those of CBH.

     In order to facilitate the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares than have been sold to them by CBH. The Underwriters may elect to cover any such short position by purchasing shares in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares in the open market and may impose penalty bids under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


     At CBH's request, the Underwriters have reserved up to 600,000 shares of Common Stock for sale to the Company's directors, officers, employees and designees and have agreed to permit them to buy such shares at the initial price to public. The number of shares of Common Stock available for sale by CBH to the general public will be reduced to the extent such purchasers purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public at the initial price to the public.


     Each of General American and Phoenix Home Life has expressed an interest in purchasing up to $5.0 million of the shares of Common Stock in the Offering, at the initial price to public. See "Business -- Programs and Products."


     Certain of the Underwriters and their affiliates have from time to time provided, and may continue to provide, investment banking services and general financing and banking services to CBH and certain of its affiliates for which such Underwriters or affiliates have received and will receive fees and commissions.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for CBH by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas. Certain matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     The financial statements of the Predecessor Company at December 31, 1997 and for the year then ended appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing. The financial statements of the Predecessor Company at December 31, 1996 and 1995, and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and the Registration Statement have been audited by Lane Gorman Trubitt, LLP ("Lane Gorman"), independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing. The financial statements of Bank Compensation Strategies, Inc. at December 31, 1996 and 1995, and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and the Registration Statement have been audited by McGladrey & Pullen LLP, independent auditors, as set forth in their report therein appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

     On June 2, 1997, the Predecessor Company dismissed Lane Gorman and engaged Ernst & Young LLP to be its independent auditors. The financial statements of the Predecessor Company at December 31, 1996 and 1995, and for each of the two years in the period ended December 31, 1996 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles. In connection with the audits of the Predecessor Company's financial statements at December 31, 1996 and

1995, and for each of the two years in the period ended December 31, 1996, and subsequent interim periods, there were no disagreements between the Predecessor Company and Lane Gorman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that, if not resolved to the satisfaction of Lane Gorman, would have caused such firm to make reference thereto. The Predecessor Company's decision to change to Ernst & Young LLP was approved by the Board of Directors of the Predecessor Company.

                             AVAILABLE INFORMATION

     CBH has filed with the SEC, a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the offering and sale of Common Stock. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to CBH and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its following regional offices: Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60621-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's Internet world wide web site at http://www.sec.gov. The Company intends to distribute to the holders of Common Stock annual reports containing consolidated statements audited by independent accountants.

                                    GLOSSARY

     "Acquiring Person" has the meaning set forth in "Description of Capital Stock -- Anti-Takeover Considerations and Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     "Actuary" means a person who performs the statistical and mathematical calculations necessary to compute insurance risks and premiums.

     "Administrative agreement" means an arrangement under which the sponsor of a benefit plan pays a fee in exchange for administrative services provided by the Company, an insurance company or a third-party administrator.

     "Administration and Services Agreement" has the meaning set forth in "Business -- Ancillary Business Arrangements."

     "Audit Committee" has the meaning set forth in "Management -- Committees of the Board of Directors."

     "Beneficiary" means the person or party who is named by the owner of an insurance policy to receive the policy benefit upon the occurrence of the event against which the policy insured. Any person (relative, non-relative) or entity (charity, corporation, trustee, partnership) can be named a beneficiary.

     "Bank-owned life insurance" means business-owned life insurance purchased by a bank. See "Business -- Programs and Products."

     "BCS" means Bank Compensation Strategies, Inc., a Minnesota based company whose assets were acquired by the Predecessor Company effective September 1, 1997.

     "Board of Directors" has the meaning set forth in "Risk
Factors -- Anti-Takeover Considerations."

     "Broker" means a sales agent who sells insurance products of more than one insurance company.

     "Business-owned life insurance" means life insurance policies purchased by a business that insure the lives of a number of employees. The business pays the premiums on, and is the owner and beneficiary of, such policies. Business-owned life insurance is used primarily to offset a business' cost of providing employee benefits and to supplement and secure benefits for key executives. The cash values of the life insurance policies are usually listed as an asset on a company's balance sheet. See "Business -- Programs and Products."

     "Bylaws" has the meaning set forth in "Risk Factors -- Anti-Takeover Considerations."

     "Carriers" has the meaning set forth in "The
Reorganization -- Extinguishment of Warrants."

     "Cash value" means the amount of money, before adjustments for factors such as policy loans, that a policyholder will receive if a permanent life insurance policy does not remain inforce until the insured's death. Also know as cash surrender value.

     "CBH" means Clark/Bardes Holdings, Inc., a Delaware corporation. CBH owns all the issued and outstanding shares of capital stock of Clark/Bardes, Inc., a Delaware corporation.

     "Certificate of Incorporation" has the meaning set forth in "Risk Factors -- Anti-Takeover Considerations."

     "CIGNA" means Connecticut General Life Insurance Company, a wholly owned subsidiary of CIGNA Corporation.

     "Clark/Bardes" means Clark/Bardes, Inc., a Delaware corporation, and its predecessors. All the issued and outstanding shares of capital stock of Clark/Bardes, Inc. is owned by Clark/Bardes Holdings, Inc., a Delaware corporation.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Common Stock" means the shares of common stock, par value $0.01 per share, of CBH.

     "Company" means Clark/Bardes Holdings, Inc., a Delaware corporation, together with its wholly owned subsidiary Clark/Bardes, Inc. and the predecessor of such wholly owned subsidiary.

     "Compensation Committee" has the meaning set forth in "Management -- Committees of the Board of Directors."

     "DIP" means deferred income plan. See "Business -- Programs and Plans."

     "Distribution Date" has the meaning set forth in "Description of Capital Stock -- Anti-Takeover Considerations and Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     "Distribution system" means a method of providing products from an insurance company to consumers.

     "DGCL" has the meaning set forth in "Risk Factors -- Anti-Takeover Considerations."

     "Employee benefit plan" means a formal arrangement by which by an employer provides for the economic and social welfare of its employees. Examples of employee benefit plans include: (i) pension plans for retirement; (ii) group life insurance; (iii) group health insurance for illness and accident; (iv) group disability income insurance for the loss of income due to illness and accident; (v) accidental death and dismemberment; and (vi) dental insurance, eyeglass insurance, and legal expense insurance. These plans are established for the reasons of morale, to reduce turnover, and for certain tax benefits.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended. ERISA is a federal law established to govern private pension plans, including vesting requirements, funding mechanisms and general plan design and descriptions.

     "Executive Committee" has the meaning set forth in "Management -- Committees of the Board of Directors."

     "Existing Stockholders" has the meaning set forth in "The
Reorganization -- Overview."

     "Final Expiration Date" has the meaning set forth in "Description of Capital Stock -- Anti-Takeover Considerations and Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     "401(k) Plan" has the meaning set forth in "Management -- Employee and Retirement Plans."

     "Funding mechanism" means a method by which a group insurance plan's claim costs and administrative expenses are paid.

     "General account product" means a life insurance product that is structured with investments that are held within the insurance company's general account, as opposed to a separate account. General account products are usually fixed rate life insurance products with yields that are reset annually based upon the investments within the general account.

     "General American" means General American Life Insurance Company, an indirect wholly owned subsidiary of General American Mutual Holding Company.

     "Great-West" means The Great-West Life & Annuity Insurance Company.

     "Group insurance policy" means an insurance policy that is issued to an organization that is purchasing insurance coverage for a specific group of people.

     "GTCO" means group term carve out plan. See "Business -- Programs and Plans."

     "Inforce" means insurance policies that have not expired.

     "Leveraged COLI" means leveraged corporate-owned life insurance. Leveraged COLI is an insurance product that allows a policyholder to borrow against the cash value of the policy and to deduct a portion of the interest expense. Narrowly viewed, these borrowings minimize the cash investment in the policy while the cash values continue to grow at the declared rate of interest. The result is an increased or leveraged net yield to the policy. Leveraged COLI was effectively eliminated by changes in the federal tax laws.

     "Life Investors" means Life Investors Insurance Company of America, a member of the AEGON Insurance Group.

     "Merger" has the meaning set forth in "The Reorganization -- Overview."

     "NASD" means the National Association of Securities Dealers, Inc. which is an organization of brokers and securities dealers in the over-the-counter market operation under the auspices of the Securities and Exchange Commission. The NASD's purpose is to enforce, on a self-regulation basis, the rules of the Securities and Exchange Commission which are designed to protect investors against fraud and market manipulation of stocks. Insurance agents selling variable life insurance, variable annuities and mutual funds are required to be licensed by the NASD.

     "Nationwide" means Nationwide Life Insurance Company, a wholly owned subsidiary of Nationwide Financial Services, Inc.

     "OBRA" has the meaning set forth in "Business -- Programs and Products."

     "OCC" means Office of the Comptroller of the Currency which was created as a result of the National Currency Act of 1863 and the National Banking Act of 1964. The OCC is the prime regulator for all U.S. nationally chartered banks and is the organization that performs examinations and rulings on the national banks.

     "Offering" means the offer of Common Stock made pursuant to the Prospectus.

     "Operating Margin" has the meaning set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

     "Pending Acquisition" has the meaning set forth in "Pending Acquisition."

     "Pension plan" means an agreement under which an employer establishes an employee benefit plan to provide its employees with a lifetime monthly income benefit that begins at an individual employee's retirement. To qualify, an employee must have met minimum age and service requirements. Benefit formulas can be either the defined contribution pension (money purchase plan) or the defined benefit plan.

     "Persistency" means the maintenance of insurance policies inforce until completion of the term for which the policy was written.

     "Phoenix Home Life" means Phoenix Home Life Mutual Insurance Company.

     "Plan administrator" means the person or entity responsible for all the administrative functions of an employee benefit plan, including ensuring that an employee benefit plan complies with ERISA's disclosure and reporting requirements.

     "Plan participant" means an employee who is covered by a private employee benefit plan established by its employer.

     "Plan sponsor" means an employer that establishes a private employee benefit plan.

     "Policy loan" means a loan, the amount of which is based on the cash value of a life insurance policy. Usually, the policyholder does not have to repay the loan until the policy matures or until the loan and any outstanding interest equals the cash value.

     "Predecessor Company" means Clark/Bardes, Inc., a Texas corporation. The Predecessor Company was founded in 1967 and merged with and into Clark/Bardes, Inc., a Delaware corporation, in connection with the Merger.

     "Preferred shares" has the meaning set forth in "Description of Capital Stock -- Anti-Takeover Considerations and Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     "Premium" means the specified amount of money that an insurance company receives in exchange for its promise to provide a policy benefit when a specific loss occurs. Premiums are calculated by combining expectation of loss and expense and profit loading.

     "Producer" means an individual who has contracted with the Company to market the Company's programs and services on an exclusive basis. Each producer is an independent contractor and is designated by the Company as either a principal, representative or associate depending upon such producer's sales volume.

     "Producer agreement" means an agreement which creates a legal relationship by which one party -- the agent -- is authorized to perform certain acts for another party -- the principal. In the case of Clark/Bardes, each producer is an agent of the Company.

     "Protected Equity Plan" ("PEP") means a hybrid form of business-owned life insurance incorporating the features of annual fixed yield insurance and variable yield insurance. PEP usually involves an investment participation in the S&P 500 index. The PEP yield is guaranteed to the greater of a percentage participation in the S&P 500 index annual increase with a set maximum ceiling yield and a minimum set floor yield. Further, PEP offers the features of a tax-free yield, a guaranteed minimum yield and a guarantee of principal and liquidity. It is the first life insurance product to receive patent pending protection.

     "Purchase Price" has the meaning set forth in "Description of Capital Stock -- Anti-Takeover Considerations and Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     "Qualified plan" means a private employee retirement plan established by a plan sponsor that meets certain legal requirements and as a result receives favorable tax treatment.

     "Range" means the spread between the upper and lower values of initial public offering prices which are anticipated or estimated for the Offering. It is currently anticipated that the initial public offering price will be between $9.00 and $10.00 per share.

     "Record Date" has the meaning set forth in "Description of Capital
Stock -- Anti-Takeover Considerations and Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     "Redemption Price" has the meaning set forth in "Description of Capital Stock -- Anti-Takeover Considerations and Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     "Registered product" means an investment product, such as an annuity or a variable life insurance policy, which must be registered with the Securities and Exchange Commission or a state securities commission before such product can be offered or sold in a particular jurisdiction. If an investment product is not exempt from the registration requirement, the product is called a nonexempt security.

     "Registration Statement" has the meaning set forth in "Available Information."

     "Reorganization" has the meaning set forth in "The
Reorganization -- Overview."

     "Reorganization Agreement" has the meaning set forth in "The
Reorganization -- Overview."

     "Restricted Shares" has the meaning set forth in "Shares Eligible for Future Sale."

     "Restructured Notes" has the meaning set forth in "The
Reorganization -- Overview."

     "Right" has the meaning set forth in "Description of Capital
Stock -- Anti-Takeover Considerations and Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     "Rights Agent" has the meaning set forth in "Description of Capital
Stock -- Anti-Takeover Considerations and Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     "Rights Agreement" has the meaning set forth in "Description of Capital Stock -- Anti-Takeover Considerations and Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     "Rights Certificate" has the meaning set forth in "Description of Capital Stock -- Anti-Takeover Considerations and Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     "Rule 144" has the meaning set forth in "Shares Eligible for Future Sale."

     "Sales office" means a field office that is established and maintained by a producer.

     "Schoenke Companies" has the meaning set forth in "Pending Acquisition."

     "SEC" mean the Securities and Exchange Commission, which is a federal agency empowered to regulate and supervise the selling of securities, to prevent unfair practices on security exchanges and over-the-counter markets and to maintain fair and orderly markets for investors.

     "Section 203" has the meaning set forth in "Description of Capital
Stock -- Anti-Takeover Considerations and Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     "Separate account" means an investment account maintained separately from an insurance company's general investment account that is established to manage the funds placed in variable rate products. Variable rate products, such as variable life insurance policies and variable annuity policies, have fluctuating yields based upon the investments within the separate account.

     "SERP" means supplemental executive retirement plan. See
"Business -- Programs and Plans."

     "SOP" means supplemental offset plan. See "Business -- Programs and Plans."

     "Split dollar life insurance" means an employee benefit plan under which the employer and its employees split the cost, cash value and insurance coverage of the life insurance policy. The employee usually pays a small amount of the premium, typically tied to a one year term insurance cost, and the employer will pay the remaining premium. The employer is usually entitled to the policy's cash value and death proceeds in an amount equal to the sum of its premium payments. The excess of the policy's cash value and death proceeds are payable to the employee. Split dollar plans may exist solely as an additional employee benefit, or may be used to offset employee benefit liabilities.

     "Stock Option Plan" has the meaning set forth in "Risk Factors -- Possible Dilutive Effect of Issuance of Additional Shares."

     "Stock Purchase Plan" has the meaning set forth in "Risk
Factors -- Possible Dilutive Effect of Issuance of Additional Shares."

     "Stock Transfer Agreement" has the meaning set forth in "Business -- Ancillary Business Arrangements."

     "Stockholder Distribution Amount" has the meaning set forth in "The Reorganization -- Termination of S Corporation Status."

     "Stockholders' Agreement" has the meaning set forth in "The
Reorganization -- Overview."

     "Tax Agreement" has the meaning set forth in "The
Reorganization -- Termination of S Corporation Status."

     "The Wamberg Organization" means The Wamberg Organization, Inc., an Illinois corporation. W.T. Wamberg, the Chairman of the Board of CBH and Clark/Bardes, owns all the issued and outstanding capital stock of The Wamberg Organization.

     "Third-party administrator" means an organization other than an insurance company that provides administrative services to the plan sponsors of group benefit plans.

     "Underwriters" has the meaning set forth in "Underwriting."

     "Underwriting" means the process of identifying and classifying the degree of risk represented by a proposed insured.

     "Variable life insurance" means an investment-oriented life insurance policy that provides a return linked to an underlying portfolio of securities. The portfolio is typically a group of mutual funds established by the insurance company as a separate account, with the policyholder given some investment discretion in choosing the mix of assets. Variable life insurance offers fixed premiums and a minimum death benefit. Usually, the higher the total return on the investment portfolio, the higher the death benefit or surrenders value of the variable life policy.

     "Warrants" has the meaning set forth in "The Reorganization -- Overview."

     "West Coast Life" means West Coast Life Insurance Company, a wholly owned subsidiary of Protective Life Insurance Company.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Clark/Bardes, Inc. (the predecessor to Clark/Bardes
  Holdings, Inc.), Reports of Independent Auditors..........   F-2
Clark/Bardes, Inc. (the predecessor to Clark/Bardes
  Holdings, Inc.), Balance Sheets at December 31, 1996 and
  1997 and at June 30, 1998 (unaudited).....................   F-4
Clark/Bardes, Inc. (the predecessor to Clark/Bardes
  Holdings, Inc.), Statements of Income for the years ended
  December 31, 1995, 1996 and 1997 and the six months ended
  June 30, 1997 and 1998 (unaudited)........................   F-5
Clark/Bardes, Inc. (the predecessor to Clark/Bardes
  Holdings, Inc.), Statements of Stockholders' Equity
  (Deficit) for the years ended December 31, 1995, 1996 and
  1997 and the six months ended June 30, 1998 (unaudited)...   F-6
Clark/Bardes, Inc. (the predecessor to Clark/Bardes
  Holdings, Inc.), Statements of Cash Flows for the years
  ended December 31, 1995, 1996 and 1997 and the six months
  ended June 30, 1997 and 1998 (unaudited)..................   F-7
Notes to Clark/Bardes, Inc. (the predecessor to Clark/Bardes
  Holdings, Inc.), Financial Statements.....................   F-8
Bank Compensation Strategies Group, Unaudited Balance Sheet
  at August 31, 1997........................................  F-23
Bank Compensation Strategies Group, Unaudited Statement of
  Income for the eight months ended August 31, 1997.........  F-24
Bank Compensation Strategies Group, Unaudited Statement of
  Shareholders' Equity for the eight months ended August 31,
  1997......................................................  F-24
Bank Compensation Strategies Group, Unaudited Statement of
  Cash Flows for the eight months ended August 31, 1997.....  F-25
Bank Compensation Strategies Group, Footnotes to Unaudited
  Financial Statements......................................  F-26
Bank Compensation Strategies Group, Independent Auditor's
  Report....................................................  F-27
Bank Compensation Strategies Group, Balance Sheets at
  December 31, 1996 and 1995................................  F-28
Bank Compensation Strategies Group, Statements of Income for
  the years ended December 31, 1996 and 1995................  F-29
Bank Compensation Strategies Group, Statements of
  Stockholder's Equity for the years ended December 31, 1996 and 1995..................................................  F-30
Bank Compensation Strategies Group, Statements of Cash Flows
  for the years ended December 31, 1996 and 1995............  F-31
Notes to Bank Compensation Strategies Group Financial
  Statements................................................  F-32

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Clark/Bardes, Inc. (the predecessor to Clark/Bardes Holdings, Inc.)

     We have audited the balance sheet of Clark/Bardes, Inc. (the predecessor to Clark/Bardes Holdings, Inc.) as of December 31, 1997, and the related statements of income, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Clark/Bardes, Inc. for the years ended December 31, 1996 and 1995, were audited by other auditors whose report dated February 7, 1997 expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the financial position of Clark/Bardes, Inc. at December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Dallas, Texas
February 18, 1998, except for
Note 15, as to which the
date is July 10, 1998

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Clark/Bardes, Inc. (the predecessor to Clark/Bardes Holdings, Inc.)

     We have audited the accompanying balance sheets of Clark/Bardes, Inc. (the predecessor to Clark/Bardes Holdings, Inc.) as of December 31, 1996, and the related statements of income, stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark/Bardes, Inc. as of December 31, 1996, and the results of its operations and its cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

Dallas, Texas
February 7, 1997

                                                     LANE GORMAN TRUBITT, L.L.P.

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                                 BALANCE SHEETS

                                     ASSETS


                                                                     DECEMBER 31,                          PRO FORMA AT
                                                              --------------------------     JUNE 30,        JUNE 30,
                                                                 1996           1997           1998       1998 - NOTE 15
                                                              -----------   ------------   ------------   --------------
                                                                                           (UNAUDITED)     (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $ 4,881,584   $  3,782,941   $  6,305,094    $  3,105,094
  Accounts and notes receivable:
    Trade...................................................    2,667,751      7,720,444      2,386,839       2,386,839
    Affiliates..............................................      122,996         10,636        284,787         284,787
    Notes receivable (related parties: $110,887, $205,658
      and $120,466 at December 31, 1996 and 1997 and June
      30, 1998, respectively)...............................      434,181        477,779        388,871         388,871
                                                              -----------   ------------   ------------    ------------
        Total accounts and notes receivable.................    3,224,928      8,208,859      3,060,497       3,060,497
Other current assets........................................           --             --        231,310         231,310
Accrued interest receivable.................................       26,423         45,811         68,674          68,674
                                                              -----------   ------------   ------------    ------------
        Total current assets................................    8,132,935     12,037,611      9,665,575       6,465,575
Equipment and leasehold improvements, net...................      376,850        715,854        747,336         747,336
Intangible assets:
  Net present value of future profits (net of accumulated
    amortization of approximately $78,000 and $194,000 at
    December 31, 1997 and June 30, 1998, respectively)......           --      3,978,504      3,862,530       3,862,530
  Goodwill (net of accumulated amortization of approximately
    $159,000 and $397,000 at December 31, 1997 and June 30,
    1998, respectively).....................................           --     18,918,640     18,680,170      18,680,170
  Non-compete agreements (net of accumulated amortization of approximately $58,000 and $146,000 at December 31, 1997
    and June 30, 1998, respectively)........................           --      1,191,667      1,104,167       1,104,167
                                                              -----------   ------------   ------------    ------------
                                                                       --     24,088,811     23,646,867      23,646,867
Deposit on acquisition......................................           --             --      1,500,000       1,500,000
Other assets................................................       15,669         59,614             --              --
                                                              -----------   ------------   ------------    ------------
        Total assets........................................  $ 8,525,454   $ 36,901,890   $ 35,559,778    $ 32,359,778
                                                              ===========   ============   ============    ============
                                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   312,612   $  1,142,218   $    820,927    $    820,927
  Commissions and fees payable..............................    1,346,486      1,944,490      1,864,102       1,864,102
  Dividends payable.........................................    1,720,967        333,915             --              --
  Accrued expenses and other liabilities....................    1,333,990      1,521,419      1,802,140       1,802,140
  Accrued interest payable..................................           --        476,325        446,341         446,341
  Current portion of long-term debt (related parties:
    $1,425,000 at December 31, 1997 and June 30, 1998)......           --      4,325,000      4,325,000       4,325,000
                                                              -----------   ------------   ------------    ------------
        Total current liabilities...........................    4,714,055      9,743,367      9,258,510       9,258,510
Long-term debt (related parties: $12,338,144 at December 31,
  1997 and June 30, 1998)...................................           --     32,838,143     31,388,143      31,388,143
                                                              -----------   ------------   ------------    ------------
        Total liabilities...................................    4,714,055     42,581,510     40,646,653      40,646,653
Warrants obligation.........................................           --             --      5,300,000       5,300,000
Stockholders' equity (deficit):
  Common stock:
    Authorized shares -- 20,000,000; no par value
    Issued and outstanding shares -- 5,957,344, 5,959,140
      and 5,983,248 at December 31, 1996, 1997 and June 30,
      1998, respectively....................................    5,053,663      5,162,281      5,463,631         341,675
  Retained earnings (accumulated deficit)...................    3,213,332      3,188,699     (1,921,956)             --
                                                              -----------   ------------   ------------    ------------
                                                                8,266,995      8,350,980      3,541,675         341,675
Less 1,203,291, 2,737,130 and 2,737,130 shares of common
  stock in treasury at December 31, 1996, 1997 and June 30,
  1998, respectively, at cost (includes notes receivable
  from related parties for common stock issued totaling $0,
  $568,036 and $465,986 at December 31, 1996, 1997 and June
  30, 1998, respectively)...................................   (4,455,596)   (14,030,600)   (13,928,550)    (13,928,550)
                                                              -----------   ------------   ------------    ------------
        Total stockholders' equity (deficit)................    3,811,399     (5,679,620)   (10,386,875)    (13,586,875)
                                                              -----------   ------------   ------------    ------------
        Total liabilities and stockholders' equity..........  $ 8,525,454   $ 36,901,890   $ 35,559,778    $ 32,359,778
                                                              ===========   ============   ============    ============


                       See notes to financial statements.

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                              STATEMENTS OF INCOME


                                           YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                   ---------------------------------------   -------------------------
                                      1995          1996          1997          1997          1998
                                   -----------   -----------   -----------   -----------   -----------
                                                                             (UNAUDITED)   (UNAUDITED)
Revenue:
  Commission and service fees....  $25,685,588   $32,353,355   $47,870,880   $11,105,362   $27,856,948
  Other (related parties:
     $1,264,967, $640,373,
     $878,952, $50,000 and
     $924,000 for the year ended
     December 31, 1995, 1996,
     1997 and the six months
     ended June 30, 1997 and
     1998).......................    1,287,144       889,800     1,584,539       177,822     1,128,011
                                   -----------   -----------   -----------   -----------   -----------
          Total revenue..........   26,972,732    33,243,155    49,455,419    11,283,184    28,984,959
Commission and fee expense
  (related parties: $11,931,499,
  $16,257,515, $24,152,842,
  $6,746,639, and $14,713,526 for
  the year ended December 31,
  1995, 1996, 1997 and the six
  months ended June 30, 1997 and
  1998)..........................   16,890,862    21,049,704    32,439,092     7,273,519    18,203,681
                                   -----------   -----------   -----------   -----------   -----------
                                    10,081,870    12,193,451    17,016,327     4,009,665    10,781,278
General and administrative
  expense........................    7,868,997     8,554,420    11,506,335     4,615,101     8,399,696
Amortization of intangibles......           --            --       294,630            --       441,945
Non-recurring operating
  expense -- warrants............           --            --            --            --     5,300,000
                                   -----------   -----------   -----------   -----------   -----------
Income (loss) from operations....    2,212,873     3,639,031     5,215,362      (605,436)   (3,360,363)
Other income (expense):
  Interest income................      148,482       119,691       188,597        68,117       167,624
  Dividend income................       52,095         2,123            --            --            --
  Interest expense...............       (6,903)           --    (1,111,995)           --    (1,803,750)
  Miscellaneous income
     (expense)...................      (86,292)      (25,416)        1,925           146          (141)
                                   -----------   -----------   -----------   -----------   -----------
          Total other income
            (expense)............      107,382        96,398      (921,473)       68,263    (1,636,267)
                                   -----------   -----------   -----------   -----------   -----------
Income (loss) before state
  taxes..........................    2,320,255     3,735,429     4,293,889      (537,173)   (4,996,630)
State taxes......................      102,459       181,444        60,000            --        14,000
                                   -----------   -----------   -----------   -----------   -----------
Net income (loss)................  $ 2,217,796   $ 3,553,985   $ 4,233,889   $  (537,173)  $(5,010,630)
                                   ===========   ===========   ===========   ===========   ===========
Dividends per share:.............  $       .29   $       .36   $      1.32   $        --   $        --
                                   ===========   ===========   ===========   ===========   ===========
Earnings (loss) per share
  (Historical):
  Basic..........................  $       .39   $       .75   $      1.03   $      (.12)  $     (1.56)
                                   ===========   ===========   ===========   ===========   ===========
  Diluted........................  $       .39   $       .75   $       .99   $      (.12)  $     (1.56)
                                   ===========   ===========   ===========   ===========   ===========
Pro Forma Data (Unaudited) (Note
  12):
  Pro forma income tax expense...                              $ 1,700,000                 $   120,000
                                                               ===========                 ===========
  Pro forma net income (loss)....                              $ 2,593,889                 $(5,116,630)
                                                               ===========                 ===========
  Pro forma earnings (loss) per
     share:
     Basic.......................                              $       .63                 $     (1.59)
                                                               ===========                 ===========
     Diluted.....................                              $       .61                 $     (1.59)
                                                               ===========                 ===========


                       See notes to financial statements.

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                               NET
                                                                            UNREALIZED
                                                               RETAINED      LOSS ON           COMMON STOCK
                                          COMMON STOCK         EARNINGS     SECURITIES          IN TREASURY
                                     ----------------------   ACCUMULATED   AVAILABLE    -------------------------
                                      SHARES       AMOUNT       DEFICIT      FOR SALE      SHARES        AMOUNT         TOTAL
                                     ---------   ----------   -----------   ----------   ----------   ------------   ------------
Balance at January 1, 1995.........  5,957,344   $5,053,663   $1,078,114     $(52,254)     (229,737)  $   (918,948)  $  5,160,575
  Changes in net unrealized loss on
    securities available for
    sale...........................         --           --           --       47,179            --             --         47,179
  Net income.......................         --           --    2,217,796           --            --             --      2,217,796
  Dividends........................         --           --   (1,638,096)          --            --             --     (1,638,096)
                                     ---------   ----------   -----------    --------    ----------   ------------   ------------
Balance at December 31, 1995.......  5,957,344    5,053,663    1,657,814       (5,075)     (229,737)      (918,948)     5,787,454
  Purchase of common stock for
    treasury.......................         --           --           --           --    (1,123,554)    (4,136,648)    (4,136,648)
  Sale/Grant of treasury stock.....         --           --     (277,500)          --       150,000        600,000        322,500
  Changes in net unrealized loss on
    securities available for
    sale...........................         --           --           --        5,075            --             --          5,075
  Net income.......................         --           --    3,553,985           --            --             --      3,553,985
  Dividends........................         --           --   (1,720,967)          --            --             --     (1,720,967)
                                     ---------   ----------   -----------    --------    ----------   ------------   ------------
Balance at December 31, 1996.......  5,957,344    5,053,663    3,213,332           --    (1,203,291)    (4,455,596)     3,811,399
  Sale of common stock.............      1,796        8,618           --           --            --             --          8,618
  Issuance of common stock
    warrants.......................         --      100,000           --           --            --             --        100,000
  Purchase of common stock for
    treasury.......................         --           --           --           --    (2,567,650)   (13,969,259)   (13,969,259)
  Notes receivable from related
    parties for treasury stock
    issued, net of distribution of
    $606,280.......................         --           --           --           --       244,649       (568,036)      (568,036)
  Sale/Grant of treasury stock.....         --           --           --           --       789,162      4,962,291      4,962,291
  Net income.......................         --           --    4,233,889           --            --             --      4,233,889
  Dividends........................         --           --   (4,258,522)          --            --             --     (4,258,522)
                                     ---------   ----------   -----------    --------    ----------   ------------   ------------
Balance at December 31, 1997.......  5,959,140    5,162,281    3,188,699           --    (2,737,130)   (14,030,600)    (5,679,620)
  Net income (loss) (unaudited)....         --           --   (5,010,630)          --            --             --     (5,010,630)
  Issuance of common stock
    (unaudited)....................     24,108      301,350           --           --            --             --        301,350
  Dividends paid (unaudited).......         --           --     (100,025)          --            --             --       (100,025)
  Payments on notes receivable from
    related parties for treasury
    stock (unaudited)..............         --           --           --           --            --        102,050        102,050
                                     ---------   ----------   -----------    --------    ----------   ------------   ------------
Balance at June 30, 1998
  (unaudited)......................  5,983,248   $5,463,631   $(1,921,956)   $     --    (2,737,130)  $(13,928,550)  $(10,386,875)
                                     =========   ==========   ===========    ========    ==========   ============   ============


                       See notes to financial statements.

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                            STATEMENTS OF CASH FLOWS


                                                                                                  SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                    JUNE 30,
                                                   ----------------------------------------   -------------------------
                                                      1995          1996           1997          1997          1998
                                                   -----------   -----------   ------------   -----------   -----------
                                                                                              (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)................................  $ 2,217,796   $ 3,553,985   $  4,233,889   $ (537,173)   $(5,010,630)
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization..................      182,143       187,577        492,609       71,956        578,316
  (Gain) loss on disposition of assets...........       86,292        25,416         (1,925)          --            441
  Provision for losses on notes receivable.......           --        78,000             --           --             --
  Grant of treasury stock........................           --       172,500             --           --             --
  Non-recurring operating expense -- warrants....           --            --             --           --      5,300,000
  Change in assets and liabilities:
    (Increase) decrease in accounts receivable...   (1,115,137)      412,495     (4,940,333)   1,386,746      5,059,454
    Increase in accrued interest receivable......      (15,328)      (10,781)       (19,388)      (5,287)       (22,863)
    Increase in other assets.....................           --            --             --           --        (10,143)
    Increase (decrease) in accounts payable......       91,560       101,773        829,606       13,576       (321,291)
    Increase (decrease) in accrued expenses and
      other liabilities..........................      292,651       417,469        187,429     (864,997)       280,721
    Increase (decrease) in accrued interest
      payable....................................           --            --        476,325           --        (29,984)
    Increase (decrease) in commissions and
      fees payable...............................      835,587      (628,747)       598,004     (732,351)       (80,388)
                                                   -----------   -----------   ------------   -----------   -----------
Net cash provided by (used in) operating
  activities.....................................    2,575,564     4,309,687      1,856,216     (667,530)     5,743,633
INVESTING ACTIVITIES
Purchases of marketable securities available for
  sale...........................................     (253,131)       (1,720)            --           --             --
Purchase of business.............................                         --    (24,383,441)          --             --
Deposit made for pending acquisition.............           --            --             --     (500,000)    (1,500,000)
Issuance of notes receivable.....................     (768,710)     (350,793)      (135,000)    (114,530)      (330,000)
Payments received on notes receivable............      444,726       574,072         91,402      102,607        418,908
Purchases of equipment and leasehold
  improvements...................................     (303,260)     (131,057)      (536,983)     (91,953)       (66,245)
Proceeds from sale of marketable securities......           --     1,507,639             --           --             --
Other............................................          462       (11,299)       (42,020)      (9,768)            --
                                                   -----------   -----------   ------------   -----------   -----------
Net cash provided by (used in) investing
  activities.....................................     (879,913)    1,586,842    (25,006,042)    (613,644)    (1,477,337)
FINANCING ACTIVITIES
Principal payments under capital lease
  obligations....................................     (108,816)           --             --           --             --
Principal payments on debt.......................           --            --             --           --     (1,450,000)
Proceeds from issuance of debt...................           --            --     33,900,000           --             --
Proceeds from issuance of common stock and
  warrants.......................................           --       150,000        108,618        8,618        301,350
Treasury stock issued for notes receivable.......           --            --     (1,171,305)    (335,983)            --
Dividends paid...................................     (641,492)     (996,604)    (1,779,162)  (1,720,967)      (433,940)
Purchase of common stock for treasury............           --    (4,136,648)   (13,969,259)          --             --
IPO related expenses paid and deferred...........           --            --             --           --       (161,553)
Proceeds from sale of treasury stock.............           --            --      4,962,291      449,959             --
                                                   -----------   -----------   ------------   -----------   -----------
Net cash provided by (used in) financing
  activities.....................................     (750,308)   (4,983,252)    22,051,183   (1,598,373)    (1,744,143)
                                                   -----------   -----------   ------------   -----------   -----------
(Decrease) increase in cash......................      945,343       913,277     (1,098,643)  (2,879,547)     2,522,153
Cash and cash equivalents at beginning of
  period.........................................    3,022,964     3,968,307      4,881,584    4,881,584      3,782,941
                                                   -----------   -----------   ------------   -----------   -----------
Cash and cash equivalents at end of period.......  $ 3,968,307   $ 4,881,584   $  3,782,941   $2,002,037    $ 6,305,094
                                                   ===========   ===========   ============   ===========   ===========
Supplemental disclosures of cash flow
  information:
  Interest paid..................................  $     6,903   $        --   $    635,670   $       --    $ 1,797,622
  State income taxes paid........................           --       102,459        181,965           --          2,000


                       See notes to financial statements.

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                         NOTES TO FINANCIAL STATEMENTS

            DECEMBER 31, 1996 AND 1997 AND JUNE 30, 1998 (UNAUDITED)
1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Clark/Bardes, Inc. (the predecessor corporation to Clark/Bardes, Inc., a Delaware corporation, the wholly-owned subsidiary of Clark/Bardes Holdings, Inc. (the Company)) (see Note 15) is a designer, marketer and administrator of business-owned life insurance products to large corporations and bank-owned life insurance to banks in the United States. The Company assists its clients in using customized life insurance products to generate capital to finance long-term benefit liabilities and to supplement and secure benefits for key employees. In addition, the Company provides long-term administrative services for executive benefits and insurance.

  Basis of Presentation

     The accompanying financial statements of the Company have been prepared in conformity with generally accepted accounting principles (GAAP). Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

  Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company has cash balances at two financial institutions in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation. Uninsured cash in bank balances aggregate to approximately $632,000, $384,300 and $998,219 at December 31, 1996, 1997, and June 30, 1998 (unaudited), respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

  Fair Value of Financial Instruments

     The book values of cash, accounts and notes receivable, accounts payable, commissions and fees payable and other financial instruments approximate their fair values principally because of the short-term nature of these instruments. The carrying value of the Company's long-term debt would not differ significantly from its fair value.

  Equipment and Leasehold Improvements

     Equipment and leasehold improvements are carried at cost less accumulated depreciation. Depreciation expense is provided in amounts sufficient to relate the cost of assets to operations over the estimated service lives using the straight-line method. The Company depreciates furniture and equipment over periods of three to five years while leasehold improvements are amortized over their useful lives.

  Intangible Assets


     The Company capitalized intangible assets as a result of the acquisition of the assets and business of Bank Compensation Strategies Group (BCS) (see Note
2). Intangible assets consist of goodwill, the net present value of future profits on BCS' existing book of business at the acquisition date and non-compete agreements with the former owners of BCS. The amortization periods for the non-compete agreements are 5 years and

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


10 years. The net present value of future profits will be amortized over 30 years based on the present value of estimated profits expected to be realized over the life of the existing book of business. Changes in estimates of future profits used to amortize the net present value of future profits will be accounted for as a catch up adjustment in the period in which the change becomes known. Goodwill will be amortized over a 40 year period on a straight-line basis. Amortization expense related to these amounts totaled $294,630 during 1997 and $441,945 for the six months ended June 30, 1998 (unaudited), respectively. Management's policy, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 - Accounting for the Impairment of Long-Lived Assets, is to review intangible and other long-lived assets for impairment whenever changes in circumstances indicate that an impairment might exist. When one or more indicators are present, the estimated undiscounted cash flows are compared to the carrying amount of the assets. If the undiscounted cash flows are less than the carrying amount, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts and any write-downs are treated as permanent reductions in the carrying amount of the asset.


  Revenue

     First year commissions are recognized as revenue at the time the policy application is completed, the premium is paid and the insured party is contractually committed to purchase the insurance policy. Renewal commission revenue is recognized when the insurance policy premium is due. The Company is notified in advance if a client plans to surrender, so adjustments in subsequent periods due to cancellations are not material. Revenue associated with policies to be surrendered is not recognized. Cancellations or other adjustments are accounted for in the period of cancellation, or in the period where an adjustment is determined to be necessary and are not significant. Service fees are received annually on the policy anniversary date. Fees related to future services to be provided are recognized as the services are rendered and fees for program design and placement are recognized in a manner consistent with commissions.

     The Company generated in excess of 25% of its revenue in 1995 from 3 clients, in 1996 from 2 clients and in 1997 from 3 clients. Approximately 22%, 23%, 23%, 21% and 17% of the Company's commission and fee revenue for the years ended 1995, 1996, and 1997 and for the six months ended June 30, 1997 and 1998, respectively, was generated by The Wamberg Organization, which is wholly-owned by the Company's Chairman. Substantially all of the policies underlying the programs marketed by the Company are underwritten by 14 life insurance companies, of which seven accounted for approximately 78.9% of the Company's first-year commission revenue for the year ended December 31, 1997.

  Commissions and Fee Expense

     Commissions and fee expense comprise the portion of the total commission revenue that is earned by and paid to agents.

  Advertising

     Advertising and marketing costs provided by third parties are charged to operations when incurred. Total expenses for 1995, 1996, and 1997 were $52,395, $55,352, and $70,299, respectively, and $10,606 and $130,721 for the six months ended June 30, 1997 and 1998 (unaudited), respectively.

  Stock Compensation

     The Company adopted SFAS No. 123 - Accounting for Stock-Based Compensation (SFAS 123) effective January 1, 1996. SFAS 123 establishes financial accounting and reporting standards for stock-based compensation. The Company elected to continue to account for stock-based compensation as prescribed by APB Opinion No. 25 - Accounting for Stock Issued to Employees and to provide pro forma disclosures in the Notes to Financial Statements of the effects of SFAS 123 on net income and earnings per share (See Note 8).

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Equity issued to non-employees is accounted for based on fair value in accordance with SFAS 123. There was no effect on reported net income as a result of adopting SFAS 123.

  Earnings Per Share

     In February 1997, the Financial Accounting Standard Board ("FASB") issued SFAS No. 128 - Earnings Per Share. This Statement specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly-held common stock. This Statement is effective for financial statements for both interim and annual periods ending after December 15, 1997 and has been adopted by the Company and is presented for all periods in the accompanying financial statements in anticipation of the planned public offering described in Note 15.

  Comprehensive Income

     As of January 1, 1998, the Company adopted SFAS 130 - Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components. Statement 130 requires unrealized gains or losses on available-for-sale securities and certain other items, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. The adoption of this Statement had no impact on the Company's net income or shareholders' equity. The Company has no other comprehensive income as defined by SFAS 130, as of December 31, 1997 or June 30, 1998.

  Segment Reporting

     In June 1997, the FASB issued SFAS 131 - Disclosures About Segments of an Enterprise and Related Information. This Statement requires public enterprises to report selected information about operating segments in annual and interim reports issued to shareholders. It is effective for financial statements for fiscal years beginning after December 15, 1997, but it is not required to be applied to interim financial statements in the initial year of its application. The adoption of this Statement will have no impact on the Company's financial condition or results of operations.

2. ACQUISITION OF BANK COMPENSATION STRATEGIES GROUP


     On September 1, 1997 (the acquisition date), the Company acquired substantially all of the assets, and the book of business of Bank Compensation Strategies Group (BCS), a Minneapolis, Minnesota based life insurance agency engaged in the business of designing and marketing life insurance policies and related compensation, salary and benefit plans and providing related services to financial institutions. The Company accounted for the acquisition as a purchase and has included the operating results of BCS commencing from the acquisition date in the financial statements.


     The purchase price of the acquisition was $24.0 million plus acquisition related expenses of approximately $383,440. The purchase price was comprised of $13.5 million in cash and two promissory notes in the principal amounts of $5.7 million and $4.8 million (see Note 6). The Company allocated approximately $10,000 of the purchase price to tangible assets acquired and the remaining as follows:

          $1.2 million was allocated to two non-compete agreements with former officers of BCS. The terms of the agreements are for five and ten years which are the respective periods over which the intangible assets are being amortized.


          $4.1 million was allocated to the net present value of estimated future profits embedded in the existing in-force book of business. The net present value of the existing in-force book of business was

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


     determined using a 10% discount and a 2.75% annual lapse factor for the purchased book of business. This intangible asset is being amortized over 30 years which approximates the average policy duration. The Company believes that no other class of intangible assets acquired in the BCS acquisition is significant or exceeds 5% of total assets.



          The remaining $19.1 million was allocated to goodwill. This is being amortized over a forty year period. Management believes that the existing future profit potential associated with the Bank Compensation Strategies client base will have value to the Company well beyond the forty year amortization period based on new business prospects and the long-term nature of the policies.


     Management will periodically review these intangibles for impairment in accordance with its policy (see Note 1).

     The unaudited pro forma information below presents the results of the Company and BCS combined as if the acquisition had occurred at the beginning of the respective period shown (excluding any effects of the transactions described in Note 15):

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1996          1997
                                                             -----------   -----------
                                                             (UNAUDITED)   (UNAUDITED)
Pro Forma:
  Revenues.................................................  $48,491,000   $62,264,000
  Net income...............................................  $ 1,915,000   $ 2,747,000
  Diluted earnings per share...............................  $      0.41   $      0.64

3. NOTES RECEIVABLE

     Notes receivable consist of the following:

                                                         DECEMBER 31,
                                                      -------------------    JUNE 30,
                                                        1996       1997        1998
                                                      --------   --------   -----------
                                                                            (UNAUDITED)
Note receivable -- Related party; secured by first
  year and renewal commissions; interest accrues at
  prime plus 1%; due on demand......................  $     --   $ 75,000    $     --
Note receivable -- Secured by collateral assignment
  of insurance commissions/compensation; due in full
  plus interest at prime plus 2% on demand..........   130,478    130,478     130,478
Note receivable -- Secured by collateral assignment
  of insurance commissions/compensation; due in full
  plus interest at prime plus 4% on demand..........   270,816    219,643     215,927
Note receivable -- Related party; secured by renewal
  commissions; interest accrues at 12%; due on
  demand............................................        --         --      30,000
Note receivable -- Related party; secured by renewal
  commissions; due on demand; interest accrues at
  12%. .............................................        --     60,000      33,072
Note receivable -- Related party; secured by renewal
  commissions; due on demand; interest accrues at
  prime plus 2%.....................................   100,000     70,658      57,394
Notes receivable -- Related parties and employees;
  unsecured; non-interest bearing. .................    10,887         --          --
                                                      --------   --------    --------
                                                       512,181    555,779     466,871
Less allowance for uncollectible notes receivable...   (78,000)   (78,000)    (78,000)
                                                      --------   --------    --------
                                                      $434,181   $477,779    $388,871
                                                      ========   ========    ========

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The Company recorded interest income from related parties of $4,865, $690, and $46,106 for the years ended December 31, 1995, 1996, and 1997, respectively, and $0 and $38,051 for the six months ended June 30, 1997 and 1998 (unaudited), respectively. The Company also has accrued interest receivable of $626, $12,664, and $22,069 from related parties at December 31, 1996, 1997, and at June 30, 1998 (unaudited), respectively.

4. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Major classifications of equipment and leasehold improvements are as follows:

                                                      DECEMBER 31,
                                               --------------------------     JUNE 30,
                                                  1996           1997           1998
                                               -----------    -----------    -----------
                                                                             (UNAUDITED)
Office furniture and equipment...............  $ 1,397,877    $ 2,133,005    $ 2,261,459
Leasehold improvements.......................       57,387         96,116        103,267
                                               -----------    -----------    -----------
                                                 1,455,264      2,229,121      2,364,726
Accumulated depreciation and amortization....   (1,078,414)    (1,513,267)    (1,617,390)
                                               -----------    -----------    -----------
                                               $   376,850    $   715,854    $   747,336
                                               ===========    ===========    ===========

5. TAXES

     The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal and state income tax on the Company's taxable income as determined under the cash method of accounting. State taxes, as shown in the accompanying financial statements, consists primarily of franchise taxes. At December 31, 1997 the net tax bases of the Company's assets and liabilities was approximately $2.9 million lower than the financial statement bases (See Note 15).

6. FINANCING ARRANGEMENTS

     The current and long-term portions of debt consist of the following:

                                                      DECEMBER 31,
                                                -------------------------    JUNE 30,
                                                   1996          1997          1998
                                                -----------   -----------   -----------
                                                                            (UNAUDITED)
Senior Secured Notes (current portion -
  $2,900,000).................................  $        --   $14,500,000   $13,050,000
Second Priority Senior Secured Notes..........           --     8,900,000     8,900,000
Medium Term Notes - Related parties (current
  portion -- $1,425,000)......................           --     5,700,000     5,700,000
Convertible Subordinated Notes - Related
  parties.....................................           --     4,800,000     4,800,000
AAA Distribution - Related parties............           --     3,263,143     3,263,143
                                                -----------   -----------   -----------
                                                $        --   $37,163,143   $35,713,143
                                                ===========   ===========   ===========

     Senior Secured Notes. During 1997, the Company issued $14.5 million of 10.5% secured promissory notes maturing August 9, 2002; principal is payable semi-annually beginning February 9, 1998 and interest is payable quarterly. Interest expense was $473,667 and $693,583 and interest paid was $253,750 and $723,188 for the year ended December 31, 1997 and for the six months ended June 30, 1998, respectively. The Company must comply with certain restrictive covenants related to maintaining certain financial ratios, limitations on payments and additional indebtedness, limitations on mergers and liens, restrictions pertaining to the maintenance of material contracts, maintenance of insurance, restrictions on distributions to sharehold-

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

ers, and limitations on issuances of common stock; in addition, the Company must provide the lenders with various financial reports.


     Second Priority Senior Secured Notes. During 1997, the Company issued $8.9 million of 11% Second Priority Senior Secured Notes maturing in three equal annual installments beginning August 9, 2002; interest is payable quarterly. Interest expense was $304,577 and $489,500 and interest paid was $163,167 and $489,500 for the year ended December 31, 1997 and for the six months ended June 30, 1998, respectively. These notes possess identical restrictive covenants as the Senior Secured Notes. In connection with the issuance of these notes, the Company authorized the issuance of warrants evidencing rights to purchase 1,525,424 shares of the Company's no par value common stock at $5.90 per share subject to terms, conditions and adjustments set forth in the warrant agreement, at any time prior to August 9, 2004 (see Note 15). The initial fair value of $100,000 for the warrants was determined in connection with the entire transaction pursuant to negotiations between the Company and the purchasers of warrants and is set forth in the warrant agreement. If the Company defaults in the payment of the principal of the notes, the expiration date of the warrants is extended to August 9, 2007. The common shares issuable upon the exercise of the warrants must be reserved and kept available out of the authorized common stock. The Company has also granted certain put rights effective after September 9, 2002 to the warrant holders that require the Company to purchase any shares issued from the exercise of the warrants at the fair value of the shares. No obligation related to the put rights was recognized at December 31, 1997 as the exercise price exceeded the fair value of the warrants at that date. The put right expires when the common stock of the Company becomes publicly traded.


     Medium Term Notes. During 1997, in connection with the purchase of BCS, the Company issued $5.7 million of Medium Term Notes maturing in four equal annual installments of $1.425 million beginning August 15, 1998; interest is payable quarterly at the corporate base rate of the First Bank of Minnesota which was 8.5% at December 31, 1997. Interest expense was $150,733 and $242,250 and interest paid was $88,825 and $242,250 in 1997 and for the six months ended June 30, 1998, respectively. (See Note 15).

     Convertible Subordinated Notes. During 1997, in connection with the purchase of BCS, the Company issued $4.8 million of 8.5% Convertible Subordinated Notes maturing in one installment on September 15, 2007; interest is payable quarterly. Interest expense was $126,933 and $204,000 and interest paid was $108,800 and $204,000 in 1997 and for the six months ended June 30, 1998, respectively. These notes are convertible into 813,559 shares of common stock, at $5.90 per share. The conversion feature is available to the creditors until these notes are paid in full by the Company. (See Note 15).

     AAA Distribution. The Company made a special dividend distribution of $3,866,412 to shareholders of record on November 15, 1997 in the form of notes payable. The notes outstanding at December 31, 1997 of $3,263,144, mature November 15, 2007 and interest accrues quarterly at 8.5%. Interest expense incurred was $34,956 and $137,543 and interest paid was $0 and $138,684 in 1997 and for the six months ended June 30, 1998, respectively.

     At December 31, 1997, future payments under all financing arrangements are as follows:

1998........................................................  $ 4,325,000
1999........................................................    4,325,000
2000........................................................    4,325,000
2001........................................................    4,325,000
2002........................................................    5,867,000
Thereafter..................................................   13,996,143
                                                              -----------
                                                              $37,163,143
                                                              ===========

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

7. STOCKHOLDERS' EQUITY

     During 1997, the Company repurchased common stock from certain principals and other stockholders. Under these agreements, 2,567,650 shares were repurchased at prices ranging from $4.20 to $6.00 per share. These shares are being held in treasury.

     The Company approved a financing arrangement in 1997 which allows certain key associates to purchase shares of common stock. During the year, pursuant to this arrangement, the Company issued 174,653 shares of common stock at $4.80 per share. The notes receivable under this arrangement are collateralized by the shares sold. Amounts due to the Company at December 31, 1997 for stock purchases were $465,588. Outstanding principal balances pay interest at 8.5% and mature in 2000 and 2003.

     In 1995, the Company negotiated an agreement to redeem 204,211 shares of common stock at a price of $4.50 per share in exchange for an agreement for provision of administrative services on certain life insurance policies which are administered by the Company on behalf of an affiliate. The shares were redeemed on January 4, 1996.

     A 1996 stock purchase agreement between the Company and a stockholder provided for the purchase of 919,343 shares at a price of $3.50 per share, which were redeemed on January 16, 1996.

     The Board of Directors of the Company determined that a $4.50 per share value in 1995 represented a fair value in light of all relevant circumstances regarding share value including third party arms-length share transactions. The Company employed a similar analysis in determining the price of $3.50 per share as a fair value in January of 1996. The decline in price was due to the seller's motivation to reduce his interest in the Company as part of an unwind strategy.

8. BENEFIT PLANS

     Associate Stock Bonus/Stock Purchase Plan. The Associate Stock Bonus/Stock Purchase Plan for selected associates of the Company provides to each participant (i) a grant of 25,000 shares of stock and (ii) an option to purchase another 25,000 shares at a fixed price of $2.00 per share, within three years from the date the agreement is entered into if certain criteria under the terms of the plan are satisfied, principally, that certain production levels are attained. The fair value of the stock granted and options issued were determined by the Board of Directors considering prior stock transactions. During 1997 and 1996, the Company issued 50,000 shares and 150,000 shares, respectively, and has recorded compensation expense of $190,000 and $172,500, respectively, in relation to the stock grants and options. As of December 31, 1997, this Plan is no longer available.

     Incentive Stock Option Plan. The Incentive Stock Option Plan provides certain employees options to purchase shares for $4.80 and $7.00 per share; 540,830 shares of common stock have been reserved for issuance under this plan and 190,830 shares had been granted under this program at December 31, 1997. The $7.00 options vest during the period from December 30, 1997 to March 1, 2000 while the $4.80 options vest during the period from March 1, 2000 to March 1, 2002. The options expire ten years from the grant date. In addition, the options are voided within 90 days of the employee's termination or one year from the date of death.

     Under this plan, participants purchased stock at $4.80 per share and receive a matching option with an exercise price of $4.80 per share in exchange for a promissory note and a security agreement; during 1997, 69,997 shares were issued under this program but none of the options were vested at December 31, 1997. Principal on the notes matures March 1, 2001, is due in four equal annual installments beginning March 1, 1998 and accrues interest at the Wall Street Journal Base corporate loan rate plus 1.5%. Total notes receivable outstanding under this program are $102,448.

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     In addition to the Incentive Stock Option Plan, the Company granted stock options to an individual in his capacity as a director nominee to the Board of Directors on April 2, 1997 for the purchase of 100,000 shares at an exercise price of $4.80; no options were exercised during 1997 or vested at December 31, 1997. These options were issued in conjunction with services provided to the Company as an advisor to the Board of Directors and for future participation as a member of the Company's Board of Directors which is expected to occur in mid-1998. These options vest ratably over a three year period upon the individual's appointment to the Company's Board of Directors. The fair value of the common stock at the date of grant was $4.80 as determined by the Company's Board of Directors and based on recent stock transactions; accordingly no compensation expense has been recorded.

     If the fair value of the stock compensation granted had been accounted for under SFAS 123, the pro forma net income and diluted earnings per share for the year ended December 31, 1997 would have been approximately $4,200,000 and $0.95 per share. The effect of options on 1996 net income was not significant and no options were granted during the six month period ended June 30, 1998. For purposes of pro forma disclosures, the estimated fair value of the options was determined using the Black-Scholes pricing model using assumptions for the expected life of the options (7.13 and 6.13 years), a risk-free interest rate of approximately 5.8%, a volatility factor of 25% and no dividends. The effect on net income of the stock compensation expense for the year presented above is likely not representative of the effects on reported net income and earnings per share for future years.

     A summary of option activity is as follows:

                                   1995                         1996                          1997
                        --------------------------   ---------------------------   --------------------------
                                  WEIGHTED-AVERAGE              WEIGHTED-AVERAGE             WEIGHTED-AVERAGE
                        OPTIONS    EXERCISE PRICE    OPTIONS     EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                        -------   ----------------   --------   ----------------   -------   ----------------
Outstanding - beginning
  of year.............       --         $ --               --        $  --          50,000        $ 1.00
Granted...............       --           --          200,000         1.75         290,830          5.93
Exercised.............       --           --         (150,000)        2.00         (50,000)         1.00
Forfeited.............       --         $ --               --           --              --            --
                                                     --------                      -------
Outstanding - end of
  year................       --         $ --           50,000        $1.00         290,830        $ 5.93
                                                     ========                      =======
Exercisable at end of
  year................       --           --               --        $  --          45,833        $ 6.00
Weighted-average fair
  value of options
  granted during the
  year................  $    --                         $3.74                        $4.80

     Exercise prices for options outstanding as of December 31, 1997 ranged from $4.80 to $7.00. The weighted-average remaining contractual life of those options is 9.7 years.

     Phantom Stock Agreement. The Company entered into a Phantom Stock Agreement, dated September 5, 1997 with a Principal of the Company. Under this agreement, the Principal is entitled to receive an award expressed in units ("Incentive Units") based upon the level of revenue received by the Company on certain sales generated by the Principal. The Principal will first be entitled to receive payments for the value of his Incentive Units on April 1, 2003 and every year thereafter until April 1, 2008. It is unlikely that the Principal will be entitled to any payments under the Phantom Stock Agreement based on the required revenue performance levels.

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Savings Investment Plan. The Savings Investment Plan is a defined contribution profit sharing Plan qualifying under Section 401(k) of the Internal Revenue Code covering substantially all employees. At the Company's discretion, the Company may contribute up to 50% of the first 6% of an eligible participant's contributions to the Plan. Company contributions to the Plan were $75,282, $84,121, and $108,293 for the years ended December 31, 1995, 1996, and
1997, respectively, and $57,001 and $111,819 for the six months ended June 30, 1997 and 1998 (unaudited), respectively.

     Key Executive Life Insurance. The Company maintains and is the sole beneficiary of key man life insurance policies of $11 million and $3 million on its Chairman and Vice-Chairman, respectively, and policies ranging from $150,000 to $2 million on certain other key executives.

9. COMMITMENTS

  Leases

     The Company conducts operations from leased office facilities. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases; thus it is anticipated that future minimum lease commitments will not be less than the amount shown for the year ended December 31, 1997.

     Rental expense for the years ended December 31, 1995, 1996, and 1997 was $442,266, $476,750, and $476,033, respectively, and $228,562 and $405,393 for the six months ended June 30, 1997 and 1998 (unaudited), respectively.

     At December 31, 1997, approximate minimum rental commitments under all non-cancelable leases having terms in excess of a year are as follows:

1998........................................................   $  451,806
1999........................................................      445,787
2000........................................................      446,737
2001........................................................      148,430
                                                               ----------
                                                               $1,492,760
                                                               ==========

10. RELATED PARTY TRANSACTIONS

     The Company had accounts receivable of $122,996, $603,118, and $284,787, accounts payable of $1,893, $5,277, and $61,679 and accrued expenses of $996,460, $2,621,523, and $1,366,437 to related parties at December 31, 1996,
1997, and at June 30, 1998 (unaudited), respectively.

     The Company has entered into compensation and employment agreements with certain key employees. The agreements provide for an indefinite employment term, compensation, stock bonuses, expense reimbursements and participation in benefit plans and are subject to the employees' compliance with certain provisions. In addition an executive will be granted 52,500 shares of common stock if certain conditions are met. (See Note 15).

     The Company and its Chairman, Mr. Wamberg, are the parties to a Principal Office Agreement dated July 29, 1993, pursuant to which The Wamberg Organization markets, on behalf of the Company, life insurance and administrative and consulting services, and the Company furnishes to The Wamberg Organization marketing materials and concepts, program design ideas, selected life insurance products, specimen plan documents and administrative services. The agreement can be terminated by either party upon 90 days' written notice. The Wamberg Organization's commissions range between 65.0% and 70.0% of total revenue depending on the amount of total revenue generated from a case. Commissions and fees payable to The

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Wamberg Organization are net of any of the Company's administrative costs as determined by the Board of Directors. Pursuant to the terms of the Principal Office Agreement, the Wamberg Organization was paid, approximately $3,872,000, $4,964,000, $7,792,000, $1,639,000 and $3,166,000 in 1995, 1996, 1997 and for
the six months ended June 30, 1997 and 1998 (unaudited), respectively, for commissions and fees earned. The terms and conditions of Mr. Wamberg's Principal Office Agreement are similar in all material respects to the terms and conditions of such agreements with other producers designated as principals.

     The Company has transactions with affiliated entities. The Company provides services for affiliates and is reimbursed for these services at the Company's respective costs.

11. JOINT VENTURE

     During 1994, the Company entered into an agreement to jointly develop, implement, distribute and market certain products for the corporate owned life insurance market. The investment in this joint venture is accounted for using the equity method. The Company's initial investment was minimal. The Company made advances to the joint venture in 1994 totaling approximately $100,000, which were expensed as incurred. The Company's participation is 50% and all of the joint venture's net cash flow is distributed quarterly, as provided in the agreement. Quarterly distributions to the Company by the joint venture have been recorded as other revenues in the accompanying statements of income in the amount of approximately $22,000, $46,000, and $310,000 in 1995, 1996, and 1997,
respectively, and $108,000 and $127,000 for the six months ended June 30, 1997 and 1998 (unaudited), respectively.

12. EARNINGS PER SHARE

     The following table sets forth the computation of historical basic and diluted earnings per share:


                                                         HISTORICAL
                              ----------------------------------------------------------------
                                          DECEMBER 31,                       JUNE 30,
                              ------------------------------------   -------------------------
                                 1995         1996         1997         1997          1998
                              ----------   ----------   ----------   -----------   -----------
                                                                     (UNAUDITED)   (UNAUDITED)
Numerator:
  Net income (loss).........  $2,217,796   $3,553,985   $4,233,889   $ (537,173)   $(5,010,630)
Effect of dilutive
  securities:
  Interest on convertible
     debt (net of tax)......          --           --      125,036           --         *
                              ----------   ----------   ----------   ----------    -----------
Numerator for diluted
  earnings per share........  $2,217,796   $3,553,985   $4,358,925   $ (537,173)   $(5,010,630)
Denominator:
  Denominator for basic
     earnings per share --
     weighted-average
     shares.................   5,727,607    4,709,252    4,119,387    4,544,299      3,222,143
  Effect of dilutive
     securities:
     Stock options..........          --           --        7,277       *                  --
     Convertible debt.......          --           --      271,929           --         *
                              ----------   ----------   ----------   ----------    -----------
  Denominator for diluted
     earnings per share --
     adjusted
     weighted-average shares
     and assumed
     conversions............   5,727,607    4,709,252    4,398,593    4,544,299      3,222,143
                              ==========   ==========   ==========   ==========    ===========
     Basic earnings (loss)
       per share............  $     0.39   $     0.75   $     1.03   $    (0.12)   $     (1.56)
                              ==========   ==========   ==========   ==========    ===========
     Diluted earnings (loss)
       per share............  $     0.39   $     0.75   $     0.99   $    (0.12)   $     (1.56)
                              ==========   ==========   ==========   ==========    ===========


---------------

* The effects of options and convertible debt have not been included as such effects would be antidilutive.

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The weighted average shares presented gives effect to the Merger described in Note 15 and has been accounted for as a reverse stock split ( 1/2 share for 1 share).

     The following table sets forth the computation of pro forma basic and diluted earnings per share (unaudited), giving effect to the conversion from an S corporation to a C corporation as described in Note 15:


                                                                     PRO FORMA
                                                             --------------------------
                                                                            SIX MONTHS
                                                              YEAR ENDED       ENDED
                                                             DECEMBER 31,    JUNE 30,
                                                                 1997          1998
                                                             ------------   -----------
                                                             (UNAUDITED)    (UNAUDITED)
Numerator:
Numerator for basic earnings per share:
  Net income -- historical.................................  $ 4,233,889    $(5,010,630)
Proforma adjustment:
  State tax expense -- S Corporation.......................       60,000         14,000
  Income tax expense -- C Corporation......................   (1,700,000)      (120,000)
                                                             -----------    -----------
Numerator for pro forma basic earnings per share...........    2,593,889     (5,116,630)
Effect of dilutive securities:
  Interest on convertible debt (net of estimated C
     Corporation tax)......................................       76,680         *
                                                             -----------    -----------
Numerator for pro forma diluted earnings per share.........  $ 2,670,569    $(5,116,630)
Denominator:
Denominator for basic earnings per share -- historical.....    4,119,387      3,222,143
Effect of dilutive securities:
  Stock options............................................        7,277             --
  Convertible debt.........................................      271,929         *
                                                             -----------    -----------
Denominator for diluted earnings per share.................    4,398,593      3,222,143
                                                             -----------    -----------
Pro forma basic earnings per share.........................  $      0.63    $     (1.59)
                                                             ===========    ===========
Pro forma diluted earnings per share.......................  $      0.61    $     (1.59)
                                                             ===========    ===========


---------------

* The effects of convertible debt have not been included as such effects would be antidilutive.

     Pro forma earnings per share reflect net income as if the Company had been a C corporation for the year ended December 31, 1997 and the six months ended June 30, 1998 and income taxes have been computed on that basis. (See Note 15).

13. SIGNIFICANT RISKS AND UNCERTAINTIES

     The United States Congress passed the Health Insurance Portability and Accountability Act of 1996 (the "1996 Act"), which contained provisions on interest deductions on loans under leveraged Corporate Owned Life Insurance
(COLI) policies. With limited exceptions under the 1996 Act, no deduction is allowed for interest paid or accrued on any indebtedness with respect to COLI policies. The major provisions of the 1996 Act include (a) grandfathering of contracts issued prior to June 21, 1986 with an interest rate cap; (b) a key person exemption with an interest rate cap; and (c) a three-year phase-out for other leveraged COLI policies (those not within the pre-1986 or key person exemptions) beginning in 1996. The Company receives a significant amount of revenue from leveraged COLI policies. The Company projects that operations will not be materially impacted in spite of the loss of leveraged COLI revenues, because it has significantly diversified its products.

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The Clinton Administration's 1999 budget proposal, issued in February 1998, contains a provision that would subject all business-owned life insurance to the interest disallowance rule by removing the employee exception. Although the Company believes this to be an adverse market condition, it believes all of its existing business would be fully grandfathered in the event the proposal moves into the legislative process. The Company believes, at the very least, a key person exemption would be included in future legislation.

14. INTERIM FINANCIAL DATA (UNAUDITED)

                                                                          QUARTER
                                                          ----------------------------------------
                                                          FIRST   SECOND   THIRD    FOURTH   TOTAL
                                                          -----   ------   ------   ------   -----
                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)
Summary of Quarterly Results:
Revenue..........................................  1997   $ 5.5   $  5.8   $ 11.0   $27.1    $49.4
                                                   1996     5.7      7.0      5.3    15.2     33.2
                                                   1995     5.6      4.8      3.4    13.2     27.0
Pre-tax income (loss)............................  1997   $ 0.2   $ (0.7)  $  0.9   $ 3.9    $ 4.3
                                                   1996     0.6      0.7      0.2     2.2      3.7
                                                   1995     0.5      0.0     (0.7)    2.5      2.3
Net income (loss)................................  1997   $ 0.2   $ (0.7)  $  0.9   $ 3.8    $ 4.2
                                                   1996     0.6      0.7      0.2     2.1      3.6
                                                   1995     0.5      0.0     (0.7)    2.4      2.2
Basic earnings (loss) per share (historical).....  1997   $0.05   $(0.16)  $ 0.20   $1.27    $1.03
                                                   1996    0.12     0.15     0.04    0.45     0.75
                                                   1995    0.10     0.00    (0.12)   0.41     0.39
Diluted earnings (loss) per share (historical)...  1997   $0.05   $(0.16)  $ 0.20   $1.03    $0.99
                                                   1996    0.12     0.15     0.04    0.45     0.75
                                                   1995    0.10     0.00    (0.12)   0.41     0.39

15. SUBSEQUENT EVENTS

  Planned Initial Public Offering

     In June 1998, the Board of Directors authorized the registration of up to $60,000,000 of common stock (plus up to an additional 15% of the offering amount to cover overallotments), to be offered in a planned initial public offering of such stock (the "Offering"). The net proceeds to the Company after deducting estimated underwriting discounts and commissions and estimated offering expenses are expected to be approximately $32.0 million (4,000,000 shares at an initial price to the public of $9.00 per share). The Company intends to apply the net proceeds from this Offering as follows: a) approximately $1.0 million in partial payment of the 8.5% Medium Term Notes, b) approximately $5.4 million to extinguish warrants under the 11% Second Priority Senior Secured Notes, c) approximately $15.5 million to consummate the pending acquisition (see below),
d) approximately $7.4 million to pay The Wamberg Organization as consideration for the purchase of renewal revenue pursuant to the purchase agreement (see below), and e) approximately $2.7 million for general corporate purposes, including working capital.

  Reorganization

     In connection with the aforementioned planned Offering in June 1998, Clark/Bardes Holdings, Inc. (CBH) and Clark/Bardes, Inc., a Delaware corporation (Clark/Bardes), were formed. CBH was formed to be the holding company of Clark/Bardes (the successor operating corporation to Clark/Bardes, Inc.) and is not engaged in any business. Clark/Bardes was formed to be the operating company of CBH. On July 10,

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

1998, the Company's Board of Directors approved a reorganization agreement (the "Reorganization Agreement") between Clark/Bardes, Inc. (the Predecessor Company) and Clark/Bardes (the Successor Company) which provides for a two step merger resulting in the Predecessor Company merging with and into with Clark/Bardes (the "Merger") resulting in each stockholder of the Predecessor Company (the "Existing Stockholders") receiving one-half of one share of common stock for each share of Predecessor Company common stock held by such Existing Stockholder, and contemplates a series of transactions, including (i) a restructuring of Clark/Bardes' 10.5% Senior Secured Notes due August 2002 and 11.0% Second Priority Senior Secured Notes due August 2004 (such notes are collectively referred to as the "Restructured Notes"), (see below), (ii) the conversion of Clark/Bardes' $4.8 million aggregate principal amount of 8.5% Convertible Subordinated Notes due September 2007 into 813,559 shares of common stock, at $5.90 per share (the fair value at the date the notes were issued as determined by recent stock transactions), (iii) the extinguishment by Clark/Bardes of warrants representing the right to purchase 1,525,424 shares of Common Stock, (iv) a purchase of renewal revenue due to Mr. Wamberg and The Wamberg Organization under the Principal Office Agreement between Clark/Bardes and Mr. Wamberg (see below), (v) the incorporation of a Texas entity formed for the purpose of marketing certain insurance products within the state of Texas, and (vi) the termination by its terms of the Second Amended and Restated Stockholders' Agreement among the Predecessor Company and each of the existing stockholders. The Merger, which will be consummated prior to the consummation of the Offering, will be treated for accounting purposes as a reorganization of entities under common control utilizing historical cost which is similar to a pooling of interests.

     In connection with the aforementioned Merger, all share amounts in the accompanying financial statements have been restated in a manner similar to a reverse stock split to give effect to the Merger.

     As discussed above, the Company intends to restructure its 10.5% and 11.0% notes. Under the amended and restated note agreements, the interest rate on the 10.5% notes will be reset to 2.5% above the yield on U.S. Treasury securities maturing two years from the date on which the interest rate is reset. The interest rate on the 11% notes will be reset to 3.5% above the yield on U.S. Treasury securities maturing five years from the date on which the interest rate is reset. The interest rate will be reset at least five days prior to the effective date of the Company's Registration Statement. The Restructured Notes may be prepaid without penalty and are secured by a first priority security interest in, among other things, all of Clark/Bardes' renewal commissions other than the renewal commissions from BCS and the Pending Acquisition. Further, the Company is subject to significant operational restrictions and financial covenants, including a requirement that Clark/Bardes obtain a working capital credit facility no later than March 31, 1999, a prohibition against certain payments, a limitation on the payment of dividends, a limitation on the incurrence of indebtedness and the maintenance of certain financial ratios.


     The Company has accrued $5.3 million in the six month period ended June 30, 1998, to reflect the obligation of the Company in an amount equal to the approximate fair value of its common stock put warrants at that date. This amount will be reclassified to paid-in capital upon consummation of the initial public offering. (see Note 6). In addition, in connection with the offering, these warrants to purchase 1,525,424 shares of common stock will be extinguished by the payment of $5.4 million by the Company to the warrant holders, which represents the arms-length negotiated formula of payment determined in the context of the Company's contractual commitments under the warrants and its business relationship with the warrant holders. The payment will be recorded as a reduction of paid-in capital. In addition, in connection with agreeing to the extinguishment of the Warrants, Clark/Bardes entered into a five-year production agreement with each of Great West and Nationwide (the "Carriers") that requires Clark/Bardes to market and sell insurance products of each Carrier comprising specified percentages of all insurance products sold by Clark/Bardes as measured by first year commissions payable with respect to such business. The percentages range from 10.0% to 25.0% depending upon the type of insurance product and product exclusivity provisions. Each agreement provides that in the event that Clark/Bardes fails to meet the minimum production

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

requirements, the applicable Carrier is entitled to offset future commissions otherwise payable to Clark/Bardes up to a maximum amount of $150,000 per year.

  Purchase of Renewal Revenue from the Chairman

     On July 10, 1998, the Board of Directors approved an agreement with Tom Wamberg and The Wamberg Organization which provides for, among other things, a purchase of the renewal revenue due under the Principal Office Agreement with Mr. Wamberg (described in Note 10) in exchange for a cash payment of approximately $7.4 million. This transaction allows the Company to retain additional commission and fee revenue for a ten year period following the consummation of the transaction. The additional revenue equates to approximately 19.0% of the commission and fee revenue, prior to deduction of servicing costs, related to renewal revenue on Mr. Wamberg's and The Wamberg Organization's inforce business as of June 30, 1998. Upon consummation, the Company plans to record the purchase of this future revenue stream as an asset in the amount of the consideration given which will be amortized using the units of revenue method over the term of the Agreement.

  Termination of S Corporation Status and Stockholder Distribution

     Upon the consummation of the Reorganization described above, the Company will cease to be taxed as an S corporation and will become subject to federal and state income taxation as a C corporation. As an S corporation, the Company's income, whether or not distributed, was taxed at the stockholder level for federal and certain state tax purposes. At the effective date of change in tax status, the Company will record deferred taxes on its balance sheet for the difference between the tax bases and book bases of its assets and liabilities. If the Company's S corporation status had terminated as of December 31, 1997, the amount of the deferred tax liability and deferred tax expense would have been approximately $1.2 million and net income would have been reduced accordingly by this amount. Pro forma earnings per share (see Note 12) includes the effects of this conversion. The Company has obtained from certain existing stockholders and is currently seeking to obtain from the remaining existing stockholders a tax indemnification agreement. Under the terms of the tax indemnification agreement, additional tax liabilities resulting from the reallocation of income and deductions between the period the Company was treated as an S corporation and the period the Company will be subject to income taxation will be borne either by the Company or the existing shareholders to the extent that such parties received the related income.

     In connection with the termination of the Predecessor Company's S corporation status, on July 10, 1998 the Board of Directors of the Predecessor Company declared a dividend to the stockholders of record on July 31, 1998 in an amount equal to approximately $3.2 million, or approximately $1.00 per share (the "Stockholder Distribution Amount"). The Stockholder Distribution Amount may be (i) decreased if the amount of the Predecessor Company's previously earned amount and undistributed taxable income immediately prior to the consummation of the Merger (such amount, the "AAA Amount") is less than the Stockholder Distribution Amount or (ii) increased if the Stockholder Distribution Amount is less than 42.6% of the taxable income for the period beginning January 1, 1998 and ending on the date the Merger is consummated. The pro forma balance sheet at June 30, 1998 reflects the pro forma effects of the payment of this $3.2 million stockholder dividend. In addition, the remaining retained earnings after the assumed distribution, have been reclassified to common stock which assumes a constructive distribution to the owners of the Predecessor Company followed by a contribution to capital. The Company anticipates that the Stockholder Distribution Amount will be paid prior to the Merger.

  Stock Grant Restructuring

     The Company's President and CEO had an agreement whereby he would be granted 52,500 shares of the Predecessor Company's common stock if he is employed as the Company's CEO on July 1, 1998. As

                               CLARK/BARDES, INC.
                (THE PREDECESSOR TO CLARK/BARDES HOLDINGS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

described above, this agreement was amended in June 1998 to provide that he will receive 24,108 shares of common stock of CBH, $223,650 in cash and a fully vested five year option to purchase 30,523 shares of CBH common stock exercisable at the initial public offering price. The Company has recorded compensation expense of $525,000 in its June 1998 financial statements related to this transaction. The options have been accounted for in accordance with the Company's policy on stock compensation (see Note 1).

  Pending Acquisition

     On May 29, 1998, the Predecessor Company entered into a letter of intent to acquire the business and substantially all of the assets of an unrelated party. The purchase price of the pending acquisition, which is subject to change, is $17 million of which $1.5 million was paid as a secured refundable deposit and $15.5 million is payable in cash at the closing. The consummation of the acquisition is subject to numerous conditions including consummation of the aforementioned offering and obtaining regulatory approvals, among others. The consummation of this pending acquisition must occur on or prior to October 1, 1998. Management expects to account for this acquisition using the purchase method.

  Stock Purchase and Stock Option Plans

     On July 10, 1998, the Board of Directors adopted the Stock Purchase Plan, under which a total of 200,000 shares of Common Stock has been reserved for issuance. Any employee who has been employed by the Company for 90 days is eligible to participate in offerings under the Stock Purchase Plan.

     The Stock Purchase Plan will be implemented by eight semi-annual offerings of Common Stock beginning on each January 1 and July 1 in each of the years 1999, 2000, 2001 and 2002, and terminating on June 30 and December 31 of each such year. The maximum number of shares issued in such years will be 50,000 in 1999, and 50,000 plus the number of unissued shares from prior offerings for each of 2000, 2001 and 2002.

     In addition, as approved by the Board of Directors on July 10, 1998, the Company has reserved 2.0 million shares of Common Stock under the Company's Stock Option Plan, as amended, and as of the date of the Offering expects to grant approximately 400,000 additional options at the initial public offering price. The existing options outstanding at the date of the initial public offering under the prior plan became immediately vested, except for 100,000 options outstanding.

                       BANK COMPENSATION STRATEGIES GROUP

                                 BALANCE SHEET
                                AUGUST 31, 1997
                                   UNAUDITED

                                     ASSETS

Current Assets
  Cash......................................................  $1,630,651
  Accounts receivable:
     Commissions............................................     773,608
     Related parties........................................      40,022
  Prepaid expenses..........................................      30,544
                                                              ----------
                                                               2,474,825
Furniture and Fixtures, less accumulated depreciation of
  $302,362..................................................     189,325
                                                              ----------
                                                              $2,664,150
                                                              ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable..........................................  $  368,369
  Accrued expenses..........................................   1,640,318
  Amount payable under consulting agreement.................     361,598
  Due to related parties....................................      65,877
  Earnest money deposit.....................................     500,000
                                                              ----------
                                                               2,936,162
                                                              ----------
Stockholders' Equity
  Common stock, par value $0.01 per share; 1,000,000 shares
     authorized; 10,000 shares issued and outstanding.......         100
  Additional paid-in capital................................       9,900
  Accumulated deficit.......................................    (282,012)
                                                              ----------
                                                                (272,012)
                                                              ----------
                                                              $2,664,150
                                                              ==========

                       BANK COMPENSATION STRATEGIES GROUP

                              STATEMENT OF INCOME
                       EIGHT MONTHS ENDED AUGUST 31, 1997
                                   UNAUDITED

Commissions earned..........................................  $12,808,974
Commissions expense.........................................    8,732,534
                                                              -----------
  Net commission revenue....................................    4,076,440
General and administrative expense..........................    2,518,113
Non-recurring operating expenses............................      942,157
                                                              -----------
  Operating income..........................................      616,170
                                                              -----------
Nonoperating income:
  Other income..............................................       28,003
                                                              -----------
          Net income........................................  $   644,173
                                                              ===========
Pro forma data (unaudited):
  Pro forma income tax expense..............................  $   270,000
                                                              ===========
  Pro forma net income......................................  $   374,173
                                                              ===========

                       STATEMENT OF SHAREHOLDERS' EQUITY
                       EIGHT MONTHS ENDED AUGUST 31, 1997
                                   UNAUDITED

                                                COMMON STOCK     ADDITIONAL
                                               ---------------    PAID-IN     RETAINED
                                               SHARES   AMOUNT    CAPITAL     EARNINGS      TOTAL
                                               ------   ------   ----------   ---------   ---------
Balance December 31, 1996....................  10,000    $100      $9,900     $      --   $  10,000
Net income...................................      --      --          --       644,173     644,173
Distribution declared........................      --      --          --      (926,185)   (926,185)
                                               ------    ----      ------     ---------   ---------
Balance August 31, 1997......................  10,000    $100      $9,900     $(282,012)  $(272,012)
                                               ======    ====      ======     =========   =========

                       BANK COMPENSATION STRATEGIES GROUP

                            STATEMENT OF CASH FLOWS
                       EIGHT MONTHS ENDED AUGUST 31, 1997
                                   UNAUDITED

Cash Flows From Operating Activities
  Net income................................................  $   644,173
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................       48,827
     Changes in operating assets and liabilities:
       Decrease in commissions and related-party
        receivable..........................................      513,803
       Increase in prepaid expenses.........................      (12,125)
       Increase in accounts payable and accrued expenses....      708,046
                                                              -----------
          Net cash provided by operating activities.........    1,902,724
                                                              -----------
Cash Flows From Investing Activities
  Purchases of furniture and fixtures.......................     (106,315)
  Earnest money received....................................      500,000
                                                              -----------
          Net cash provided by investing activities.........      393,685
                                                              -----------
Cash Flows From Financing Activities
  Principal payments on notes payable.......................     (461,687)
  Distributions paid to stockholders........................     (926,185)
                                                              -----------
          Net cash used in financing activities.............   (1,387,872)
                                                              -----------
          Increase in cash and cash equivalents.............      908,537
Cash and Cash Equivalents
  Beginning.................................................      722,114
                                                              -----------
  Ending....................................................  $ 1,630,651
                                                              ===========

                       BANK COMPENSATION STRATEGIES GROUP

                  FOOTNOTES TO UNAUDITED FINANCIAL STATEMENTS
                       EIGHT MONTHS ENDED AUGUST 31, 1997

     1. General. The financial statements as of August 31, 1997 and for the eight months then ended have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position as of August 31, 1997 and the results of operations and cash flows for the eight months ended August 31, 1997 have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or eliminated.

     Pro forma data in the Statement of Income reflects tax expense and net income as if Bank Compensation Strategies Group had been a C Corporation rather than an S Corporation for federal income tax purposes for the eight months ended August 31, 1997.

     The results of operations for the eight months ended August 31, 1997 are not necessarily indicative of the results to be expected for any future interim period or for the year ending December 31, 1997.

     2. Nonrecurring Operating Expenses. Nonrecurring operating expenses consist of one-time expenses incurred as a result of the sale of the assets of the Company as follows:

Phantom stock agreement cancellation expense..............  $381,782
Employee change of control bonuses........................   411,875
Legal, Consulting and Professional fees...................   148,500
                                                            --------
                                                            $942,157
                                                            ========

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bank Compensation Strategies Group
Bloomington, Minnesota

     We have audited the accompanying balance sheets of Bank Compensation Strategies Group as of December 31, 1996 and 1995, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank Compensation Strategies Group as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                            McGLADREY & PULLEN, LLP

St. Paul, Minnesota
February 18, 1997

                       BANK COMPENSATION STRATEGIES GROUP

                                 BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                     ASSETS

                                                                 1996         1995
                                                              ----------   ----------
Current Assets
  Cash and cash equivalents (Note 3)........................  $  722,114   $  165,195
  Accounts receivable:
     Commissions............................................   1,324,431      694,605
     Related parties (Note 4)...............................       3,002       68,964
  Prepaid expenses..........................................      18,419        8,047
                                                              ----------   ----------
                                                               2,067,966      936,811
Furniture and Fixtures, less accumulated depreciation
  1996 -- $253,836; 1995 -- $197,474........................     131,837      114,253
                                                              ----------   ----------
                                                              $2,199,803   $1,051,064
                                                              ==========   ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Notes payable to stockholders (Note 2)....................  $  461,687   $  279,599
  Accounts payable..........................................     488,134      222,931
  Accrued expenses:
     Compensation...........................................     956,452      309,695
     Other..................................................     190,365      105,599
  Due to related parties (Note 4)...........................      93,165      123,240
                                                              ----------   ----------
                                                              $2,189,803   $1,041,064
                                                              ----------   ----------
Commitments, Contingencies, and Credit Risk (Notes 3, 5, and
  6)
Stockholders' Equity (Notes 5 and 6)
  Common stock. par value $0.01 per share; 1,000,000 shares
  authorized; 10,000 shares issued and outstanding..........         100          100
  Additional paid-in capital................................       9,900        9,900
                                                              ----------   ----------
                                                                  10,000       10,000
                                                              ----------   ----------
                                                              $2,199,803   $1,051,064
                                                              ==========   ==========

                       See Notes to Financial Statements.

                       BANK COMPENSATION STRATEGIES GROUP

                              STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                 1996          1995
                                                              -----------   -----------
Commissions earned (Note 3).................................  $15,248,629   $11,293,822
Commissions expense.........................................   10,183,581     7,107,506
                                                              -----------   -----------
  Net commission revenue....................................    5,065,048     4,186,316
General and administrative expense (Notes 4 and 5)..........    3,535,573     2,897,264
                                                              -----------   -----------
  Operating income..........................................    1,529,475     1,289,052
Nonoperating income (expense):
  Interest income...........................................       29,567        22,372
  Interest expense..........................................           --        (4,688)
  Other expense, net........................................       (2,119)       (2,137)
                                                              -----------   -----------
          Net income........................................  $ 1,556,923   $ 1,304,599
                                                              ===========   ===========

                       See Notes to Financial Statements.

                       BANK COMPENSATION STRATEGIES GROUP

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                           COMMON STOCK     ADDITIONAL
                                          ---------------    PAID-IN      RETAINED
                                          SHARES   AMOUNT    CAPITAL      EARNINGS        TOTAL
                                          ------   ------   ----------   -----------   -----------
Balance December 31, 1994...............  10,000    $100      $9,900     $        --   $    10,000
  Net income............................      --      --          --       1,304,599     1,304,599
  Distributions declared................      --      --          --      (1,304,599)   (1,304,599)
                                          ------    ----      ------     -----------   -----------
Balance, December 31, 1995..............  10,000     100       9,900              --        10,000
  Net income............................      --      --          --       1,556,923     1,556,923
  Distributions declared................      --      --          --      (1,556,923)   (1,556,923)
                                          ------    ----      ------     -----------   -----------
Balance December 31, 1996...............  10,000    $100      $9,900     $        --   $    10,000
                                          ======    ====      ======     ===========   ===========

                       See Notes to Financial Statements.

                       BANK COMPENSATION STRATEGIES GROUP

                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                 1996          1995
                                                              -----------   -----------
Cash Flows From Operating Activities
  Net Income................................................  $ 1,556,923   $ 1,304,599
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................       56,362        49,957
     Changes in operating assets and liabilities:
       Increase in commissions and related-party
        receivable..........................................     (563,864)     (259,018)
       Increase in prepaid expenses.........................      (10,372)       (4,641)
       Increase in accounts payable and accrued expenses....      996,726        40,766
       Increase (decrease) in due to related parties........      (30,075)       19,306
       Decrease in deferred compensation....................           --       (69,678)
                                                              -----------   -----------
          Net cash provided by operating activities.........    2,005,700     1,081,291
                                                              -----------   -----------
Cash Flows From Investing Activities
  Purchases of furniture and fixtures.......................      (73,946)      (62,565)
  Decrease in cash value of life insurance..................           --        63,661
                                                              -----------   -----------
          Net cash provided by (used in) investing
            activities......................................      (73,946)        1,096
                                                              -----------   -----------
Cash Flows From Financing Activities
  Principal payments on notes payable.......................     (279,599)     (468,474)
  Distributions paid to stockholders........................   (1,095,236)   (1,025,000)
                                                              -----------   -----------
          Net cash used in financing activities.............   (1,374,835)   (1,493,474)
                                                              -----------   -----------
          Increase (decrease) in cash and cash
            equivalents.....................................      556,919      (411,087)
Cash and Cash Equivalents
  Beginning.................................................      165,195       576,282
                                                              -----------   -----------
  Ending....................................................  $   722,114   $   165,195
                                                              ===========   ===========
Supplemental Schedule of Noncash Financing Activities
  Distributions to stockholders in the form of notes payable
     (Note 2)...............................................  $   461,687   $   279,599
                                                              ===========   ===========

                       See Notes to Financial Statements.

                       BANK COMPENSATION STRATEGIES GROUP

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Nature of business: Bank Compensation Strategies Group (Company) is engaged in the business of designing and marketing insurance-funded executive compensation plans in the banking industry. The Company also provides administrative support for those plans once in place.

     Basis of financial statement presentation and accounting estimates: The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

     Fair value of financial instruments: The book value of cash, accounts receivable, accounts payable, and other financial instruments approximate their fair value principally because of the short-term nature of these instruments. The carrying value of the Company's Notes payable would not differ significantly from its fair value.

     Cash, cash equivalents, and cash flows: For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and in banks and money market funds.

     Depreciation: Depreciation is provided using the straight-line method over two to five years.

     Income tax status: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws (S Corporation), which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

     Commissions: Commissions on new compensation plans are recognized as revenue upon successful completion of the individual plans. This occurs when the banking organization implementing the plan transfers funds to the insurance company for the purchase of a life insurance contract. Revenue is recognized on plan renewals on the anniversary dates of the life insurance contract. The Company is only required to recognize a liability upon the cancellation of an insurance contract if it occurs within the first year of the contract.

     Salary reduction 401(k) plan: The Company sponsors a 401(k) plan which covers substantially all the employees who are eligible as to age and length of service. A participant may elect to make contributions of up to 5 percent of the participant's annual compensation. The Company makes matching contributions of 25 percent of each participant's contribution. The participants may elect to make additional contributions up to 10 percent of their annual compensation without matching contributions by the Company.

     Distributions: Because of its S Corporation election, the liability for federal and state taxes on the Company's income rests with its stockholders. The Company has in the past and intends in the future to make distributions to fund the stockholders' income tax obligations applicable to the aforementioned federal and state taxes.

2. NOTES PAYABLE TO STOCKHOLDERS

     The Company has noninterest-bearing unsecured notes payable to stockholders of $461,687 and $279,599 at December 31, 1996 and 1995, respectively.

3. COMMITMENTS, CONTINGENCIES, AND CREDIT RISK

     Lease commitments: The Company leases its facility under a noncancelable four-year operating lease which is personally guaranteed by the majority stockholder. Included in the minimum lease payments is the

                       BANK COMPENSATION STRATEGIES GROUP

Company's pro rata share of estimated real estate taxes and operating expenses, which are subject to change each year based on the actual amount of these expenses. Future minimum rental payments on the lease are as follows:

Years ending December 31:
  1997......................................................  $157,500
  1998......................................................    65,600
                                                              --------
                                                              $223,100
                                                              ========

     Rent expense for the years ended December 31, 1996 and 1995 approximated $133,000 and $121,000. respectively.

     Financial instruments with concentrations of credit risk:

     Concentration over insured limits: The nature of the Company's business requires that it maintain amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

     The executive compensation plans sold by the Company are underwritten primarily by five insurance companies. Substantially all of the commission revenues earned and receivables due are from these companies.

4. RELATED-PARTY TRANSACTIONS

     The Company has various transactions with stockholders and LHH & Co., a financial planning company owned by the son of the Company's chairman.

     Amounts due to and from related parties at December 31, 1996, are summarized as follows:

                                                              DUE FROM    DUE TO
                                                              --------    -------
LHH & Co....................................................   $3,002     $    --
Stockholders................................................       --      93,165
                                                               ------     -------
                                                               $3,002     $93,165
                                                               ======     =======

     Transactions with LHH & Co. include the payment by LHH & Co, to the Company of annual rent in the approximate amount of $11,000 and the payment by the Company to LHH & Co, of consulting fees of approximately $36,000 per year. In addition, the Company paid commissions to LHH & Co. in the amounts of $127,301 and $239,549 for 1995 and 1996, respectively. Management believes that the allocation of rent to LHH & Co. based upon actual rental costs of the Company is reasonable.

     Transactions with stockholders consist of advances from stockholders for cash flow purposes following year end S Corporation distributions.

5. INCOME AND APPRECIATION RIGHTS AGREEMENT AND STOCK PURCHASE AGREEMENT

     In 1991, the Company entered into an agreement with an individual which granted certain income and appreciation rights to this individual in exchange for his continued service to the Company. This agreement is cancelable by either party at any time. The income and appreciation rights for this individual became vested as of January 1, 1996, and expense of $77,848. attributable to 1996, was recorded.

                       BANK COMPENSATION STRATEGIES GROUP

6. STOCK OPTION AND BONUS AGREEMENT

     On January 1, 1994 the Company, Lawrence H. Hendrickson, the Company's majority shareholder ("Hendrickson") and Richard C. Chapman, the Company's president ("Chapman"), entered into a combination stock option and bonus agreement (the 'Agreement"). Pursuant to the Agreement, Hendrickson granted to Chapman the option to acquire from Hendrickson up to 500 shares per year (on a cumulative basis) over a 12 year period at a price of $750 per share which the Board determined was not less than the fair value of the shares on January 1, 1994. The Agreement also provided that Hendrickson could require Chapman to acquire all of the remaining shares of Hendrickson in the event that the exercise of any option would reduce Hendrickson's interest below 51%. In addition, the Agreement provides that in the event Chapman desires to sell his shares, Hendrickson has a right of first refusal to repurchase the shares. The Agreement also provides for annual bonuses and distributions to Chapman totaling an aggregate of 50 percent of Company earnings in excess of $750,000.

     In 1995 and in 1996, the Agreement was amended. As a result of the amendment, the bonus amount paid to Chapman under the Agreement was lowered and the difference was paid to Hendrickson. In return Hendrickson agreed to lower the price paid by Chapman for the purchase of shares, so that, on an after tax basis, the decrease in consideration paid for the purchase of shares substantially equaled the bonus paid to Hendrickson. In total, both the aggregate amount of cash bonuses paid by the Company and the total number of shares covered by the option granted by Hendrickson to Chapman (400 and 600 shares in 1995 and 1996, respectively) in any year were unchanged. The Company accounted for the 1995 and 1996 option exercises under the original fixed plan accounting from 1994, since the amendments did not substantively change the aggregate consideration paid by Chapman or the costs expensed by the Company. Compensation expense recorded in connection with the bonus plan amounted to $514,077 in 1996 and $354,878 in 1995.

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                         ------------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    1
Risk Factors...........................    7
The Reorganization.....................   15
Pending Acquisition....................   17
Use of Proceeds........................   18
Dividend Policy........................   18
Dilution...............................   18
Capitalization.........................   20
Selected Historical and Pro Forma
  Financial Information................   21
Unaudited Pro Forma Financial
  Information..........................   23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   28
Business...............................   39
Management.............................   50
Principal and Selling Stockholders.....   58
Certain Relationships and Related
  Transactions.........................   60
Description of Capital Stock...........   62
Shares Eligible for Future Sale........   67
Underwriting...........................   68
Legal Matters..........................   69
Experts................................   69
Available Information..................   70
Glossary...............................   71
Financial Statements...................  F-1

     UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                4,000,000 SHARES

                              [CLARK BARDES LOGO]
                                  COMMON STOCK
                         ------------------------------
                                   PROSPECTUS
                         ------------------------------
                            BEAR, STEARNS & CO. INC.

                               PIPER JAFFRAY INC.

                               CONNING & COMPANY
                                           , 1998

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions are set forth in the following table. The Company will pay all expenses of issuance and distribution. Each amount, except for the SEC, Nasdaq SmallCap Market and NASD fees, is estimated.


SEC registration fees.......................................   $   16,962
NASD filing fees............................................   $    6,250
Nasdaq National Market application and initial listing
  fee.......................................................   $   78,000
Transfer agent's and registrar's fees and expenses..........   $  225,000
Printing and engraving expenses.............................   $  375,000
Legal fees and expenses.....................................   $  425,000
Accounting fees and expenses................................   $  325,000
Blue sky fees and expenses..................................   $    5,000
Miscellaneous...............................................   $   50,000
                                                               ----------
          Total.............................................   $1,506,212
                                                               ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     CBH's Certificate of Incorporation provides that CBH shall, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     CBH's Bylaws provide for indemnification by CBH of its directors, officers and certain non-officer employees under certain circumstances against expenses (including attorneys fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of CBH if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of CBH, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful. CBH's Certificate of Incorporation also provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to CBH or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors.

     Expenses for the defense of any action for which indemnification may be available may be advanced by CBH under certain circumstances. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses. CBH's directors and officers will be covered by liability insurance indemnifying them against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1995, the Predecessor Company issued and sold the following unregistered securities:

          (1) On April 30, 1996, the Predecessor Company issued 50,000 shares of common stock pursuant to its stock bonus plan. The shares were valued at $2.30 per share. The issuance was exempt from registration under Section 4(2) of the Securities Act.

          (2) On July 12, 1996, the Predecessor Company issued 50,000 shares of common stock for $2.00 per share for an aggregate amount of $100,000 pursuant to its stock purchase program. The Predecessor Company used the proceeds for general corporate purposes. This issuance was exempt from registration under Section 4(2) of the Securities Act.

          (3) On September 26, 1996, the Predecessor Company issued 25,000 shares of common stock pursuant to its stock bonus plan. The shares were valued at $2.30 per share. The issuance was exempt from registration under
     Section 4(2) of the Securities Act.

          (4) On December 3, 1996, the Predecessor Company issued 25,000 shares of common stock for $2.00 per share for an aggregate amount of $50,000 pursuant to its stock purchase program. The Predecessor Company used the proceeds for general corporate purposes. This issuance was exempt from registration under Section 4(2) of the Securities Act.

          (5) On February 13, 1997, the Predecessor Company issued 25,000 shares of common stock for $2.00 per share for an aggregate amount of $50,000 pursuant to its stock purchase plan. The Predecessor Company recognized compensation expense of $70,000 in connection with this issuance, and used the proceeds for general corporate purposes. This issuance was exempt from registration under Section 4(2) of the Securities Act.

          (6) On April 1, 1997, the Predecessor Company issued 25,000 shares of common stock pursuant to its stock bonus plan. The shares were valued at $4.80 per share. The issuance was exempt from registration under Section 4(2) of the Securities Act.

          (7) On April 23, 1997, and April 25, 1997 the Predecessor Company issued an aggregate of 460,408 shares of common stock for $4.80 per share for an aggregate amount of approximately $2.2 million. The Predecessor Company used the proceeds of this issuance for general corporate purposes. This issuance was exempt from registration under Section 4(2) of the Securities Act.

          (8) On November 1, 1997, the Predecessor Company issued 220,000 shares of common stock for $4.80 per share for an aggregate amount of approximately $1.1 million and issued 168,403 shares of common stock for $4.80 per share for promissory notes in the aggregate amount of $808,334. The Predecessor Company used the proceeds of this issuance for general corporate purposes. This issuance was exempt from registration under
     Section 4(2) of the Securities Act.

          (9) On November 17, 1997, the Predecessor Company issued 128,750 shares of common stock for $4.80 per share for an aggregate amount of $618,000 and issued 6,250 shares of common stock for $4.80 per share for promissory notes in the aggregate amount of $30,000. The Company used the proceeds of this issuance for general corporate purposes. This issuance was exempt from registration under Section 4(2) of the Securities Act.

          (10) On March 5, 1997, the Predecessor Company granted options to purchase an aggregate of 190,830 shares of common stock to employees and officers of the Company under its Stock Option Plan.

     Options to purchase 40,830 and 150,000 shares of common stock were granted at an exercise price of $4.80 per share and $7.00 per share respectively. These options vest over a period of time following their respective dates of grant. These issuances were exempt from registration under Section 4(2) of, and Rule 701 promulgated under, the Securities Act.

          (11) On April 2, 1997, the Predecessor Company granted options to purchase an aggregate of 100,000 shares of common stock to Mr. Pohlman at an exercise price of $4.80 per share. These options vest over a period of time following the date of grant. This issuance was exempt from registration under Section 4(2) of, and Rule 701 promulgated under, the Securities Act.

          (12) On June 30, 1998, the Predecessor Company issued 24,108 shares of common stock to Mr. Todd and granted an option to purchase an aggregate of 30,523 shares of common stock. The option will be exercisable at the initial public offering price of Common Stock. These shares were issued and granted in connection with the restructuring of a grant of stock made at the time Mr. Todd was originally employed. Each of the issuance and grant was exempt from registration under Section 4(2) of, and Rule 701 promulgated under, the Securities Act.

          (13) On July 10, 1998 the Predecessor Company granted options to purchase an aggregate of 369,500 shares of common stock to 18 employees, one director and four producers. Each option will be exercisable at the initial public offering price of the Common Stock. This grant was exempt from registration under Section 4(2) of, and Rule 701 promulgated under, the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


        EXHIBIT
          NO.                                      EXHIBITS
        -------                                    --------
         *1.1            -- Underwriting Agreement.
         *2.1            -- Reorganization Agreement, by and among Clark/Bardes
                            Holdings, Inc., Clark/Bardes, Inc. and the Predecessor
                            Company.
         *2.2            -- Letter of Intent, dated May 29, 1998, from Clark/Bardes,
                            Inc. and the Schoenke Companies.
         *2.3            -- Asset Purchase Agreement, dated September 5, 1997, among
                            Clark/Bardes, Inc., Bank Compensation Strategies, Inc.,
                            et. al.
         *3.1            -- Certificate of Incorporation of CBH.
         *3.2            -- Bylaws of CBH.
         *3.3            -- Certificate of Amendment.
         *3.4            -- Certificate of Designation.
         *4.1            -- Specimen Certificate for shares of Common Stock of the
                            Company.
          4.2            -- Rights Agreement, dated as of July 10, 1998, by and
                            between Clark/Bardes Holdings, Inc. and The Bank of New
                            York.
          5              -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
        *10.1            -- Clark/Bardes Holdings, Inc. 1998 Stock Option Plan.
        *10.2            -- Administration and Services Agreement, by and between
                            Clark/Bardes, Inc. and Clark/Bardes Agency of Ohio, Inc.
        *10.3            -- Administration and Services Agreement, by and between
                            Clark/Bardes, Inc. and Clark/Bardes Securities, Inc.
        *10.4            -- Administration and Services Agreement, by and between
                            Clark/Bardes, Inc. and Clark/Bardes, Inc. of
                            Pennsylvania.
        *10.5            -- Principal Office Agreement, dated July 29, 1993, by and between W.T. Wamberg and Clark/Bardes, Inc.
        *10.6            -- Buy-Sell Agreement for Clark/Bardes Agency of Ohio, Inc.,
                            dated April 1996, by and between Clark/Bardes Securities,
                            Inc., Clark/Bardes Agency of Ohio, Inc. and Robert
                            Kelleher.

        EXHIBIT
          NO.                                      EXHIBITS
        -------                                    --------
        *10.7            -- Note and Warrant Purchase Agreement, dated September 8,
                            1997, by and between Clark/Bardes, Inc. and Great-West,
                            Life Investors and Nationwide.
        *10.8            -- Note Agreement, dated September 8, 1997, by and between
                            Clark/Bardes, Inc., Great-West, Life Investors and
                            Nationwide.
        *10.9            -- Form of Common Stock Purchase Warrant, dated September 8,
                            1997.
        *10.10           -- Form of 11.00% Secured Priority Senior Secured Note Due
                            August 2004.
        *10.11           -- Form of 10.50% Senior Secured Note Due August 2004.
        *10.12           -- Convertible Subordinated Note, dated September 1997.
        *10.13           -- Medium Term Note, dated September 1997.
        *10.14           -- Stock Purchase Agreement, dated August 22, 1997, by and among Clark/Bardes, Inc., Malcolm N. Briggs, Steven J.
                            Cochlan, G.F. Pendleton, and Don R. Teasley.
        *10.15           -- Stock Purchase Agreement, dated August 1997, by and among
                            Clark/Bardes, Inc. and Henry J. Smith.
        *10.16           -- Lease Agreement, dated April 24, 1998, by and between
                            Northland Center Limited Partnership and Clark/Bardes,
                            Inc.
        *10.17           -- Lease Agreement, dated December 30, 1994, by and between
                            C-W#5, Ltd., and Clark/Bardes, Inc.
        *10.18           -- Letter of Agreement to Purchase Warrants, dated June 11,
                            1998, to Nationwide.
        *10.19           -- Letter of Agreement to Purchase Warrants, dated June 11,
                            1998 to Life Investors.
        *10.20           -- Letter of Agreement to Purchase Warrants, dated June 11,
                            1998, to Great-West.
        *10.21           -- Phantom Stock Agreement, dated September 5, 1997, by and between Clark/Bardes, Inc. and Steven J. Cochlan.
        *10.22           -- Employment Agreement, dated November 21, 1996, by and
                            between Clark/Bardes, Inc. and Kurt J. Laning.
        *10.23           -- Employment Agreement, dated March 28, 1995, by and
                            between Clark/Bardes, Inc. and Keith L. Staudt.
        *10.24           -- Employment Agreement, dated August 23, 1993, by and
                            between Clark/Bardes, Inc. and Larry Sluder.
        *10.25           -- Employment Agreement, dated March 7, 1993, by and between
                            Clark/Bardes, Inc. and Ronald A. Roth.
        *10.26           -- Employment Agreement, dated April 15, 1991, by and
                            between Clark/Bardes, Inc. and Sue A. Leslie.
        *10.27           -- Employment Agreement, dated June 9, 1993, by and between
                            Clark/Bardes, Inc. and William J. Gallegos.
        *10.28           -- Tax Indemnity Agreement by and between Clark/Bardes
                            Holdings, Inc., Clark/Bardes, Inc. and certain former
                            shareholders of the Predecessor Company.
        *10.29           -- Employee Stock Purchase Plan.
        *10.30           -- Form of Employment Agreement, effective as of September
                            1, 1998, by and between Clark/Bardes, Inc. and Robert E.
                            Miller.
        *10.31           -- Form of Employment Agreement, effective as of July 1,
                            1998, by and between Clark/Bardes, Inc. and Thomas M.
                            Pyra.
        *10.32           -- Form of Employment Agreement, effective as of July 1,
                            1998, by and between Clark/Bardes Holdings, Inc. and
                            Melvin G. Todd.
        *10.33           -- Form of Commission Transfer Agreement by and between W.T.
                            Wamberg, The Wamberg Organization, Inc. and Clark/Bardes,
                            Inc.
        *10.34           -- Letter of Agreement, dated July 24, 1998, to Great-West,
                            Life Investors and Nationwide.
        *10.35           -- Employment Agreement, dated September 1, 1997, by and
                            between Clark/ Bardes, Inc. and Richard C. Chapman.
        *10.36           -- Form of Amended and Restated Note Agreement, Senior
                            Secured Notes Due August 9, 2002, by and between
                            Great-West, Life Investors and Nationwide.

        EXHIBIT
          NO.                                      EXHIBITS
        -------                                    --------
        *10.37           -- Form of Amended and Restated Note Agreement, 11.0% Second
                            Priority Senior Secured Notes Due August 9, 2004, by and
                            between Great-West, Life Investors and Nationwide.
        *10.38           -- Put Rights Agreement, dated as of September 9, 1997, by and among Clark/ Bardes, Inc., Great-West, Life Investors
                            and Nationwide.
        *10.39           -- Participation Rights Agreement, dated as of September 9,
                            1997, by and among Clark/Bardes, Inc., Great-West, Life
                            Investors and Nationwide.
        *10.40           -- Registration Rights Agreement, dated as of September 9,
                            1997, by and among Clark/Bardes, Inc., Great-West, Life
                            Investors and Nationwide.
        *10.41           -- Form of Letter Agreement between Phoenix Home Life and
                            Clark/Bardes.
        *10.42           -- Letter Agreement dated August 14, 1998, between
                            Nationwide and Clark/Bardes
         10.43           -- Letter Agreement, dated August 14, 1998, between
                            Great-West and
                            Clark/Bardes
         10.44           -- Letter Agreement, dated as of August 17, 1998, between
                            General American and Clark/Bardes.
        *16              -- Letter regarding Change in Certifying Accountant.
         23.1            -- Consent of Ernst & Young LLP.
         23.2            -- Consent of Lane Gorman Trubitt, L.L.P.
         23.3            -- Consent of McGladrey & Pullen, LLP.
         23.4            -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            (included in its opinion filed as Exhibit 5 hereto).
         23.5            -- Consent of George D. Dalton
        *24              -- Power of Attorney (included on signature page of the
                            Registration Statement as initially filed).
        *27              -- Financial Information Schedule (included in SEC-filed
                            copy only).


---------------

 * Previously filed

     (b) Financial Statement Schedules

     None.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to Item 14 herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on August 19, 1998.


                                            CLARK/BARDES HOLDINGS, INC.

                                            By:     /s/ MELVIN G. TODD
                                              ----------------------------------
                                                Melvin G. Todd, President and
                                                   Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on August 19, 1998:


                      SIGNATURE                                             TITLE
                      ---------                                             -----

                 /s/ W. T. WAMBERG*                           Chairman of the Board and Director
-----------------------------------------------------
                    W. T. Wamberg

                 /s/ MELVIN G. TODD                           President, Chief Executive Officer
-----------------------------------------------------           (principal executive officer)
                   Melvin G. Todd                                        and Director

                 /s/ THOMAS M. PYRA                                Chief Financial Officer
-----------------------------------------------------           (principal accounting officer)
                   Thomas M. Pyra

            /s/ LAWRENCE H. HENDRICKSON*                                   Director
-----------------------------------------------------
               Lawrence H. Hendrickson

              /s/ RANDOLPH A. POHLMAN*                                     Director
-----------------------------------------------------
                 Randolph A. Pohlman

               /s/ L. WILLIAM SEIDMAN*                                     Director
-----------------------------------------------------
                 L. William Seidman

*By:      /s/ MELVIN G. TODD
     -------------------------------
     Melvin G. Todd
     Attorney-in-Fact

                                 EXHIBIT INDEX


        EXHIBIT
          NO.                                      EXHIBITS
        -------                                    --------

         *1.1            -- Underwriting Agreement.
         *2.1            -- Reorganization Agreement, by and among Clark/Bardes
                            Holdings, Inc., Clark/Bardes, Inc. and the Predecessor
                            Company.
         *2.2            -- Letter of Intent, dated May 29, 1998, from Clark/Bardes,
                            Inc. and the Schoenke Companies.
         *2.3            -- Asset Purchase Agreement, dated September 5, 1997, among
                            Clark/Bardes, Inc., Bank Compensation Strategies, Inc.,
                            et. al.
         *3.1            -- Certificate of Incorporation of CBH.
         *3.2            -- Bylaws of CBH.
         *3.3            -- Certificate of Amendment.
         *3.4            -- Certificate of Designation.
         *4.1            -- Specimen Certificate for shares of Common Stock of the
                            Company.
          4.2            -- Rights Agreement, dated as of July 10, 1998, by and
                            between Clark/Bardes Holdings, Inc. and The Bank of New
                            York.
          5              -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
        *10.1            -- Clark/Bardes Holdings, Inc. 1998 Stock Option Plan.
        *10.2            -- Administration and Services Agreement, by and between
                            Clark/Bardes, Inc. and Clark/Bardes Agency of Ohio, Inc.
        *10.3            -- Administration and Services Agreement, by and between
                            Clark/Bardes, Inc. and Clark/Bardes Securities, Inc.
        *10.4            -- Administration and Services Agreement, by and between
                            Clark/Bardes, Inc. and Clark/Bardes, Inc. of
                            Pennsylvania.
        *10.5            -- Principal Office Agreement, dated July 29, 1993, by and between W.T. Wamberg and Clark/Bardes, Inc.
        *10.6            -- Buy-Sell Agreement for Clark/Bardes Agency of Ohio, Inc.,
                            dated April 1996, by and between Clark/Bardes Securities,
                            Inc., Clark/Bardes Agency of Ohio, Inc. and Robert
                            Kelleher.
        *10.7            -- Note and Warrant Purchase Agreement, dated September 8,
                            1997, by and between Clark/Bardes, Inc. and Great-West,
                            Life Investors and Nationwide.
        *10.8            -- Note Agreement, dated September 8, 1997, by and between
                            Clark/Bardes, Inc., Great-West, Life Investors and
                            Nationwide.
        *10.9            -- Form of Common Stock Purchase Warrant, dated September 8,
                            1997.
        *10.10           -- Form of 11.00% Secured Priority Senior Secured Note Due
                            August 2004.
        *10.11           -- Form of 10.50% Senior Secured Note Due August 2004.
        *10.12           -- Convertible Subordinated Note, dated September 1997.
        *10.13           -- Medium Term Note, dated September 1997.
        *10.14           -- Stock Purchase Agreement, dated August 22, 1997, by and among Clark/Bardes, Inc., Malcolm N. Briggs, Steven J.
                            Cochlan, G.F. Pendleton, and Don R. Teasley.
        *10.15           -- Stock Purchase Agreement, dated August 1997, by and among
                            Clark/Bardes, Inc. and Henry J. Smith.
        *10.16           -- Lease Agreement, dated April 24, 1998, by and between
                            Northland Center Limited Partnership and Clark/Bardes,
                            Inc.

        EXHIBIT
          NO.                                      EXHIBITS
        -------                                    --------
        *10.17           -- Lease Agreement, dated December 30, 1994, by and between
                            C-W#5, Ltd., and Clark/Bardes, Inc.
        *10.18           -- Letter of Agreement to Purchase Warrants, dated June 11,
                            1998, to Nationwide.
        *10.19           -- Letter of Agreement to Purchase Warrants, dated June 11,
                            1998 to Life Investors.
        *10.20           -- Letter of Agreement to Purchase Warrants, dated June 11,
                            1998, to Great-West.
        *10.21           -- Phantom Stock Agreement, dated September 5, 1997, by and between Clark/Bardes, Inc. and Steven J. Cochlan.
        *10.22           -- Employment Agreement, dated November 21, 1996, by and
                            between Clark/Bardes, Inc. and Kurt J. Laning.
        *10.23           -- Employment Agreement, dated March 28, 1995, by and
                            between Clark/Bardes, Inc. and Keith L. Staudt.
        *10.24           -- Employment Agreement, dated August 23, 1993, by and
                            between Clark/Bardes, Inc. and Larry Sluder.
        *10.25           -- Employment Agreement, dated March 7, 1993, by and between
                            Clark/Bardes, Inc. and Ronald A. Roth.
        *10.26           -- Employment Agreement, dated April 15, 1991, by and
                            between Clark/Bardes, Inc. and Sue A. Leslie.
        *10.27           -- Employment Agreement, dated June 9, 1993, by and between
                            Clark/Bardes, Inc. and William J. Gallegos.
        *10.28           -- Tax Indemnity Agreement by and between Clark/Bardes
                            Holdings, Inc., Clark/Bardes, Inc. and certain former
                            shareholders of the Predecessor Company.
        *10.29           -- Form of Employee Stock Purchase Plan.
        *10.30           -- Form of Employment Agreement, effective as of September
                            1, 1998, by and between Clark/Bardes, Inc. and Robert E.
                            Miller.
        *10.31           -- Form of Employment Agreement, effective as of July 1,
                            1998, by and between Clark/Bardes, Inc. and Thomas M.
                            Pyra.
        *10.32           -- Form of Employment Agreement, effective as of July 1,
                            1998, by and between Clark/Bardes Holdings, Inc. and
                            Melvin G. Todd.
        *10.33           -- Form of Commission Transfer Agreement by and between W.T.
                            Wamberg, The Wamberg Organization, Inc. and Clark/Bardes,
                            Inc.
        *10.34           -- Letter of Agreement, dated July 24, 1998, to Great-West,
                            Life Investors and Nationwide.
        *10.35           -- Employment Agreement, dated September 1, 1997, by and
                            between Clark/Bardes, Inc. and Richard C. Chapman.
        *10.36           -- Form of Amended and Restated Note Agreement, Senior
                            Secured Notes Due August 9, 2002, by and between
                            Great-West, Life Investors and Nationwide.
        *10.37           -- Form of Amended and Restated Note Agreement, 11.0% Second
                            Priority Senior Secured Notes Due August 9, 2004, by and
                            between Great-West, Life Investors and Nationwide.
        *10.38           -- Put Rights Agreement, dated as of September 9, 1997, by and among Clark/Bardes, Inc., Great-West, Life Investors
                            and Nationwide.
        *10.39           -- Participation Rights Agreement, dated as of September 9,
                            1997, by and among Clark/Bardes, Inc., Great-West, Life
                            Investors and Nationwide.

        EXHIBIT
          NO.                                      EXHIBITS
        -------                                    --------
        *10.40           -- Registration Rights Agreement, dated as of September 9,
                            1997, by and among Clark/Bardes, Inc., Great-West, Life
                            Investors and Nationwide.
        *10.41           -- Form of Letter Agreement between Phoenix Home Life and
                            Clark/Bardes.
        *10.42           -- Letter Agreement, dated August 14, 1998, between
                            Nationwide and Clark/Bardes.
         10.43           -- Letter Agreement, dated August 14, 1998, between
                            Great-West and Clark/Bardes.
         10.44           -- Letter Agreement, dated as of August 17, 1998, between
                            General American and Clark/Bardes.
        *16              -- Letter regarding Change in Certifying Accountant.
         23.1            -- Consent of Ernst & Young LLP.
         23.2            -- Consent of Lane Gorman Trubitt, L.L.P.
         23.3            -- Consent of McGladrey & Pullen, LLP.
         23.4            -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            (included in its opinion filed as Exhibit 5 hereto).
         23.5            -- Consent of George D. Dalton.
        *24              -- Power of Attorney (included on signature page of the
                            Registration Statement as initially filed).
        *27              -- Financial Information Schedule (included in SEC-filed
                            copy only).


---------------

 * Previously filed